
11005263


SNH

Senior Housing Properties Trust
2010 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K


SEC MAIL
RECEIVED
PROCESSING
FEB 25 2011
WASH., D.C.
200
SECTION

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-15319

SENIOR HOUSING PROPERTIES TRUST
(Exact Name of Registrant as Specified in its Charter)

Maryland (State of Organization)	**04-3445278** (IRS Employer Identification No.)
Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (Address of Principal Executive Offices)	**02458-1634** (Zip Code)

Registrant's Telephone Number, Including Area Code **617-796-8350**

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares of Beneficial Interest	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting shares of the registrant held by non-affiliates was $2.6 billion based on the $20.11 closing price per common share on the New York Stock Exchange on June 30, 2010. For purposes of this calculation, an aggregate of 376,730 common shares held directly or by affiliates of the trustees and officers of the registrant have been included in the number of shares held by affiliates.

Number of the registrant's common shares outstanding as of February 24, 2011: 141,854,657.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to our to be filed definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 16, 2011, or our definitive Proxy Statement.

SENIOR HOUSING PROPERTIES TRUST
2010 FORM 10-K ANNUAL REPORT

Table of Contents

* Incorporated by reference to our definitive Proxy Statement.

In this Annual Report on Form 10-K, the terms the "Company", "we", "us" and "our" include Senior Housing Properties Trust and its consolidated subsidiaries, unless the context indicates otherwise.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 10-K CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PURCHASE OR SELL PROPERTIES,
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL,
- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, AND PAY THE AMOUNT OF ANY SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS AND MAINTAIN CURRENT RENTAL RATES,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER, AND OUR ABILITY TO RENEW OR REFINANCE, OUR REVOLVING CREDIT FACILITY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR RESPONSIBILITIES UNDER THE FEDERAL NATIONAL MORTGAGE ASSOCIATION, OR FNMA, LOAN,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH, AS OF DECEMBER 31, 2010, IS RESPONSIBLE FOR 49% OF OUR CURRENT ANNUALIZED RENTS, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE

FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, PROVISIONS ON OUR TENANTS AND THEIR ABILITY TO PAY RENT,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, COMMONWEALTH REIT AND RMR AND ITS RELATED ENTITIES AND CLIENTS,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES.

FOR EXAMPLE:

- FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF THESE RATES TO MATCH FIVE STAR'S COST INCREASES,
  - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS, AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS,
- FIVE STAR HAS AGREED TO UNDERTAKE CERTAIN REPORTING AND OTHER REQUIREMENTS UNDER THE FNMA MORTGAGE LOAN TO US. AN IMPLICATION OF THIS STATEMENT MAY BE THAT WE HAVE BEEN RELEASED OF THESE OBLIGATIONS TO FNMA. IN FACT, WE REMAIN RESPONSIBLE TO FNMA FOR ALL REQUIREMENTS ARISING UNDER THE MORTGAGE AND LOAN DOCUMENTS AND WE WILL BE RESPONSIBLE TO PERFORM THE OBLIGATIONS WHICH FIVE STAR HAS ASSUMED IN THE EVENT FIVE STAR FAILS TO SATISFY THESE OBLIGATIONS. ALSO, CERTAIN OF THE OBLIGATIONS ARISING UNDER THE MORTGAGE DOCUMENTS RELATE TO FIVE STAR'S OPERATIONS OF THE MORTGAGED PROPERTIES WHICH MAY BE BEYOND OUR CAPACITY TO PERFORM,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- OUR INVESTMENT IN AIC INVOLVES POTENTIAL FINANCIAL RISKS AND REWARDS TYPICAL OF THE FINANCIAL RISKS AND REWARDS ASSOCIATED WITH

INSURANCE COMPANIES. WHILE WE CURRENTLY EXPECT TO IMPROVE OUR FINANCIAL RESULTS BY OBTAINING IMPROVED INSURANCE COVERAGES AT LOWER COSTS THAN MAY BE OTHERWISE AVAILABLE TO US AND/OR BY PARTICIPATING IN THE PROFITS WHICH WE MAY REALIZE AS AN OWNER OF AIC, OUR EXPECTED FINANCIAL BENEFITS FROM OUR INVESTMENT IN, AND PURCHASING INSURANCE FROM, AIC MAY NOT OCCUR,

- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- THIS ANNUAL REPORT ON FORM 10-K STATES THAT WE HAVE ENTERED INTO AGREEMENTS TO SELL FOUR PROPERTIES AND THAT THE SALES ARE EXPECTED TO OCCUR DURING THE FIRST AND SECOND QUARTERS OF 2011. THE CLOSINGS OF THESE SALES ARE SUBJECT TO VARIOUS CONDITIONS TYPICAL OF COMMERCIAL REAL ESTATE TRANSACTIONS. AS A RESULT, SOME OR ALL OF THESE SALES MAY BE DELAYED OR MAY NOT OCCUR,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES, AND
- REVENUES AND RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS THE APPLICATION AND INTERPRETATION OF NEW LEGISLATION AFFECTING OUR BUSINESS, NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING UNDER THE CAPTION "RISK FACTORS", OR INCORPORATED HEREIN IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

STATEMENT CONCERNING LIMITED LIABILITY

THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING SENIOR HOUSING PROPERTIES TRUST, DATED SEPTEMBER 20, 1999, AS AMENDED AND SUPPLEMENTED, AS FILED WITH THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND, PROVIDES THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF SENIOR HOUSING PROPERTIES TRUST SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, SENIOR HOUSING PROPERTIES TRUST. ALL PERSONS DEALING WITH SENIOR HOUSING PROPERTIES TRUST IN ANY WAY SHALL LOOK ONLY TO THE ASSETS OF SENIOR HOUSING PROPERTIES TRUST FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

PART I

Item 1. Business.

The Company.

We are a real estate investment trust, or REIT, that was organized under the laws of the state of Maryland in 1998. As of December 31, 2010, we owned 320 properties located in 36 states and Washington, D.C. On that date, the undepreciated carrying value of our properties, net of impairment losses, was $3.8 billion. Our portfolio includes: 226 senior living properties with 26,380 living units / beds and two rehabilitation hospitals with 364 licensed beds, with an undepreciated carrying value of $2.5 billion; 82 medical office, clinic and biotech laboratory buildings, or MOBs, with 5.2 million square feet of space and an undepreciated carrying value of $1.1 billion; and, 10 wellness centers with approximately 812,000 square feet of interior space plus outdoor developed facilities with an undepreciated carrying value of $0.2 billion.

Our principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and our telephone number is (617) 796-8350.

We believe that the aging of the U.S. population will increase demand for existing independent living properties, assisted living properties, nursing homes, MOBs, wellness centers and other medical and healthcare related properties. We plan to profit from this demand by purchasing additional properties and leasing them at rents that are greater than our costs of capital and other ownership costs and by structuring leases that provide or permit for periodic rental increases.

Our business plan contemplates investments in independent living properties, assisted living properties, nursing homes, rehabilitation hospitals, MOBs and wellness centers. Some properties combine more than one type of service in a single building or campus. Our Board of Trustees establishes our investment, financing and disposition policies and may change them at any time without shareholder approval.

Senior Living Properties.

Independent Living Properties. Independent living properties, or congregate care communities, also provide high levels of privacy to residents and require residents to be capable of relatively high degrees of independence. Unlike a senior apartment property, an independent living property usually bundles several services as part of a regular monthly charge. For example, an independent living property may include one or two meals per day in a central dining room, daily or weekly maid service or a social director in the base charge. Additional services are generally available from staff employees on a fee for service basis. In some independent living properties, separate parts of the property are dedicated to assisted living or nursing services.

Assisted Living Properties. Assisted living properties typically have one bedroom units which include private bathrooms and efficiency kitchens. Services bundled within one charge usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24 hour availability of assistance with the activities of daily living, such as dressing and bathing. Professional nursing and healthcare services are usually available at the property on call or at regularly scheduled times.

Nursing Homes. Nursing homes generally provide extensive nursing and healthcare services similar to those available in hospitals, without the high costs associated with operating theaters, emergency rooms or intensive care units. A typical purpose built nursing home includes mostly rooms with one or two beds, a separate bathroom and shared dining facilities. Licensed nursing professionals staff nursing homes 24 hours per day.

Rehabilitation Hospitals. Rehabilitation hospitals, also known as inpatient rehabilitation facilities, or IRFs, provide intensive physical therapy, occupational therapy and speech language pathology services beyond the capabilities customarily available in nursing homes. Patients in IRFs generally receive a minimum of three hours of rehabilitation services daily. IRFs often also provide outpatient services to patients who do not remain overnight. Our two rehabilitation hospitals have beds available for inpatient services and provide extensive outpatient services from the hospitals' premises, such as rehabilitation services for amputees, brain injury, cardio-pulmonary conditions, orthopedic conditions, spinal cord injury, stroke and neurorehabilitation.

The following chart presents a summary of our senior living property leases as of December 31, 2010 (dollars in thousands). This summary should be read in conjunction with the more detailed description of our leases set forth below.

Tenant	Number of Properties	Units / Beds	Undepreciated Carrying Value of Properties	Net Book Value of Properties	Annualized Rental Income[1]	Lease Expiration	Renewal Options
Five Star Quality Care, Inc. (Lease No. 1)[2]	88	6,421	$ 632,136	$ 561,546	$ 54,271	12/31/24	2 for 15 years each.
Five Star Quality Care, Inc. (Lease No. 2)	46	5,885	512,519	403,275	50,464	6/30/26	2 for 10 years each.
Five Star Quality Care, Inc. (Lease No. 3)[3]	28	5,618	632,678	506,805	63,160	12/31/28	2 for 15 years each.
Five Star Quality Care, Inc. (Lease No. 4)	26	2,720	254,822	216,670	23,341	4/30/17	2 for 15 years each.
Sunrise Senior Living, Inc./Marriott International, Inc.[4]	14	4,091	325,165	204,298	32,493	12/31/13	4 for 5 years each.
Brookdale Senior Living, Inc	18	894	61,122	48,725	8,443	12/31/17	2 for 15 years each.
Genesis HealthCare Corporation	1	156	13,007	8,543	1,598	12/31/16	1 for 10 years. 1 for 5 years.
ABE Briarwood Corp	1	140	15,598	5,369	937	12/31/15	None.
HealthQuest, Inc	3	361	7,589	4,081	1,314	6/30/16	1 for 10 years.
Covenant Care, LLC	1	180	3,503	2,018	1,146	9/30/15	1 for 15 years.
Evergreen Washington Healthcare, LLC	1	103	5,193	2,787	930	12/31/15	1 for 10 years.
The MacIntosh Company	1	175	4,204	2,720	599	6/30/19	1 for 10 years.
Totals	228	26,744	$2,467,536	$1,966,837	$238,696		

(1) Annualized rental income is rents pursuant to signed leases as of 12/31/2010. Includes percentage rent totaling $10.3 million based on increases in gross revenues at certain properties.

(2) Lease No. 1 is comprised of four separate leases. Three of these four leases exist to accommodate our mortgage obligations in effect at the time we acquired the properties; we have agreed with the tenants to combine all four of these leases into one lease when these mortgage financings are paid.

(3) Lease No. 3 exists to accommodate certain mortgage financing by us.

(4) These properties are leased to Sunrise Senior Living, Inc.; this lease is guaranteed by Marriott International, Inc.

Five Star Quality Care, Inc. We lease 186 senior living communities and two rehabilitation hospitals to Five Star Quality Care, Inc., or Five Star, for annual rent of $191.2 million, including percentage rent based on increases in gross revenues at certain properties ($4.4 million in 2010). Substantially all of the revenues at most of these senior living communities are paid to Five Star by residents from their private resources. Five Star pays percentage rent equal to 4% of the increase in gross revenues at 179 of the 186 senior living communities over base year gross revenues as specified in the lease terms and pays no percentage rent at the two rehabilitation hospitals.

Lease No. 1 (which is comprised of four separate leases) expires in 2024 and includes 88 properties, including independent living communities, assisted living communities and skilled nursing

facilities, of which 28 secure mortgage debt payable to third parties. At December 31, 2010, the annual rent for Lease No. 1 was $54.3 million, including percentage rent of $1.2 million.

Lease No. 2 expires in 2026 and includes 46 properties including independent living communities, assisted living communities, skilled nursing facilities and two rehabilitation hospitals. At December 31, 2010, the annual rent for Lease No. 2 was $50.5 million, including percentage rent of $1.3 million.

Lease No. 3 expires in 2028 and includes 28 properties, including independent living and assisted living communities, all of which secure mortgage debt payable to the Federal National Mortgage Association, or FNMA. At December 31, 2010, the annual rent for Lease No. 3 was $63.1 million, including percentage rent of $1.6 million.

Lease No. 4 expires in 2017 and includes 26 properties, including independent living communities, assisted living communities and skilled nursing facilities. At December 31, 2010, the annual rent for Lease No. 4 was $23.3 million, including percentage rent of $267,000.

For more information about our dealings and relationships with Five Star, and about the risks which may arise as a result of these related person transactions, please see "Risk Factors—Risks Related to Our Relationships with RMR and Five Star" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Person Transactions" of this Annual Report on Form 10-K.

<u>Sunrise Senior Living, Inc.</u> Until 2003, Marriott Senior Living Services, Inc., or MSLS, was our tenant for these 14 properties. In March 2003, Marriott International, Inc., or Marriott, sold MSLS to Sunrise Senior Living, Inc., or Sunrise, and MSLS changed its name to Sunrise Senior Living Services, Inc., or SLS. SLS is a 100% owned subsidiary of Sunrise. These properties are leased to 2013. At December 31, 2010, the annual rent for this lease was $32.5 million, including percentage rent of $4.5 million based on increases in gross revenues at these properties. Marriott continues to guarantee the rent due to us for these 14 properties leased to Sunrise.

<u>Brookdale Senior Living, Inc.</u> We lease 18 assisted living properties to a subsidiary of Brookdale Senior Living, Inc., or Brookdale, until 2017. At December 31, 2010, the annual rent for this lease was $8.4 million per year, including percentage rent of $1.4 million based on increases in gross revenues at these properties. Residents pay a large majority of the revenues at these properties from their private resources. Brookdale guarantees this rent to us.

<u>Genesis HealthCare Corporation.</u> We lease one nursing home to a subsidiary of Genesis HealthCare Corporation, or Genesis, a privately owned company, for $1.6 million of annual rent until 2016. Genesis has guaranteed the rent payable to us under this lease and we hold a security deposit of $235,000 to secure payment of this rent.

<u>ABE Briarwood Corp.</u> We lease one skilled nursing facility in Canonsburg, PA to a subsidiary of ABE Briarwood Corp., a privately owned company, for $937,000 of annual rent until December 31, 2015. Our property is sub-leased to THI of Pennsylvania at Greenery of Canonsburg, LLC, a subsidiary of another private company, THI of Baltimore, Inc. Our lease is guaranteed by ABE Briarwood Corp., IHS Long Term Care, Inc. and THI of Baltimore, Inc., and is secured by a security deposit of $600,000.

<u>HealthQuest, Inc.</u> We lease two skilled nursing facilities and one independent living community located in Huron and Sioux Falls, SD to HealthQuest, Inc., a privately owned company, until 2016. The lease is guaranteed by the individual shareholder of HealthQuest, Inc. The rent payable to us is approximately $1.3 million per year and will increase at agreed times during the lease term.

<u>Covenant Care, LLC.</u> We lease one skilled nursing facility in Fresno, CA to a subsidiary of Covenant Care, LLC, a privately owned company, for $1.1 million of annual rent until 2015. The rent is

scheduled to increase at agreed times during the lease term. Covenant Care, LLC guarantees the lease and has secured its obligation with a security deposit of $900,000.

Evergreen Washington Healthcare, LLC. We lease one skilled nursing facility in Seattle, WA to a subsidiary of Evergreen Washington Healthcare, LLC, a privately owned company, until 2015. The rent payable to us averages $930,000 per year during the lease term and will increase at agreed times during the lease term. Evergreen Washington Healthcare, LLC guarantees this lease and its lease obligations are secured by a security deposit of $385,000.

The MacIntosh Company. We lease one skilled nursing facility in Grove City, OH to The MacIntosh Company for $599,000 per year until 2019. A management company affiliate of this tenant and the former and current majority shareholders of the tenant guarantee this lease.

Medical Office, Clinic and Biotech Laboratory Buildings (MOBs).

The MOBs are office or commercial buildings constructed for use or operated as medical office space for physicians and other health personnel, and other businesses in medical related fields, including clinics and laboratory uses. At December 31, 2010, we owned 82 multi-tenanted MOBs located in 20 states and Washington, D.C. These properties range in size from 1,700 to 244,240 square feet and have a total of 5.2 million square feet. These leases have current terms expiring between 2011 and 2034, plus renewal options in some cases. The annual rent payable to us by tenants of these 82 MOBs is $135.4 million per year, including some scheduled increases and reimbursements of certain operating and tax expenses and excluding lease value amortization.

The following chart presents a summary of our MOB properties by state as of December 31, 2010 (dollars in thousands).

State	Number of Properties	Sq. Ft.	Undepreciated Carrying Value of Properties	Net Book Value of Properties	Annualized Rental Income[1]	% of Total Annualized Rental Income[1]
Arizona	1	126,084	$ 10,531	$ 10,531	$ 1,368	1.0%
California	6	529,019	341,368	337,079	36,218	26.7%
Colorado	1	14,695	3,843	3,780	692	0.5%
Connecticut	2	96,962	9,440	9,440	1,246	0.9%
Florida	3	46,323	12,144	11,657	1,119	0.8%
Georgia	2	89,889	16,286	15,948	2,145	1.6%
Illinois	1	64,860	15,256	15,185	1,939	1.4%
Maryland	1	41,796	7,033	6,777	753	0.6%
Massachusetts	20	762,969	117,923	113,242	15,322	11.3%
Minnesota	1	141,069	15,405	15,405	1,728	1.3%
New Mexico	6	615,584	42,542	42,542	8,814	6.5%
New York	4	276,281	67,635	64,348	8,823	6.5%
Ohio	1	124,716	2,755	2,755	486	0.4%
Oklahoma	4	210,348	28,338	27,454	2,814	2.1%
Pennsylvania	5	410,509	41,233	39,753	6,327	4.7%
Rhode Island	1	62,000	10,598	9,958	1,433	1.1%
South Carolina	2	103,665	9,400	9,400	1,390	1.0%
Texas	6	410,654	99,086	95,056	11,707	8.6%
Virginia	3	181,288	32,060	30,803	4,317	3.2%
Washington, D.C.	2	210,425	62,283	60,784	9,844	7.3%
Wisconsin	10	643,499	169,000	164,075	16,896	12.5%
Totals	82	5,162,635	$1,114,159	$1,085,972	$135,381	100.0%

(1) Annualized rental income is rents pursuant to signed leases as of 12/31/2010, including estimated expense reimbursements for certain net and modified gross leases and excluding lease value amortization.

The following chart presents a summary of our top ten MOB tenants as of December 31, 2010 (dollars in thousands).

Tenant	Sq. Ft. Leased	% of Total MOB Sq. Ft. Leased	Annualized Rental Income[1]	% of Total MOB Annualized Rental Income[1]	Lease Expiration
Aurora Healthcare Inc	643,499	12.8%	$ 16,896	12.5%	2024
The Scripps Research Institute	164,091	3.3%	9,960	7.4%	2019
Cedars Sinai Medical Center	100,117	2.0%	8,639	6.4%	2011 - 2017
Fallon Community Health Plan	393,861	7.9%	7,625	5.6%	2019
Covidien PLC	315,203	6.3%	5,622	4.2%	2017
Presbyterian Healthcare Services	316,871	6.3%	4,330	3.2%	2014 - 2015
H.I.P Health Plan of New York	121,500	2.4%	4,079	3.0%	2015 - 2034
Columbia/HCA/St. David's Health	87,259	1.7%	3,523	2.6%	2023
Oklahoma City Clinics	210,348	4.2%	2,814	2.1%	2016
Hematology-Oncology Assoc of NY	65,853	1.3%	2,207	1.6%	2019
All other	2,589,842	51.8%	69,686	51.4%	2011 - 2024
Totals	5,008,444	100.0%	$135,381	100.0%	

(1) Annualized rental income is rents pursuant to signed leases as of 12/31/2010, including estimated expense reimbursements for certain net and modified gross leases and excluding lease value amortization.

Wellness Centers.

Wellness centers typically have gymnasiums, strength and cardiovascular equipment areas, tennis and racquet sports facilities, pools, spas and children's centers. Professional sport training and therapist services are often available. Wellness centers often market themselves as clubs for which members may pay monthly fees plus additional fees for specific services.

The following chart presents a summary of our wellness center leases as of December 31, 2010 (dollars in thousands). This summary should be read in conjunction with the more detailed description of our leases set forth below.

Tenant	Number of Properties	Sq. Ft.	Undepreciated Carrying Value of Properties	Net Book Value of Properties	Annualized Rental Income[1]	Lease Expiration	Renewal Options
Starmark Holdings, LLC (Wellbridge)[2]	3	129,500	$ 32,438	$ 30,098	$ 3,015	2/28/23	3 for 10 years each.
Starmark Holdings, LLC (Wellbridge)[2]	1	38,500	11,206	10,697	832	2/28/23	3 for 10 years each.
Starmark Holdings, LLC (Wellbridge)[2]	2	186,000	36,364	34,347	2,940	11/30/23	3 for 10 years each.
Life Time Fitness, Inc.[3]	4	458,000	100,009	94,889	10,550	8/31/28	6 for 5 years each.
Totals	10	812,000	$180,017	$170,031	$17,337		

(1) Annualized rental income is rents pursuant to signed leases as of 12/31/2010, excluding lease value amortization.

(2) These properties are leased to subsidiaries of, and are guaranteed by, Starmark Holdings, LLC under three separate leases.

(3) These properties are leased to a subsidiary of, and are guaranteed by, Life Time Fitness, Inc.

Starmark Holdings, LLC (Wellbridge). We lease six wellness centers located in four states under three separate leases to subsidiaries of Starmark Holdings, LLC, or Starmark, a private company. Starmark is a subsidiary of Central Sports Co. LTD, a publicly owned company listed on the Tokyo Stock Exchange. These properties operate under the brand Wellbridge and the leases are guaranteed by Starmark. These leases have a current term expiring in 2023 and require aggregate annual rent of $6.8 million, plus consumer price index based increases.

Life Time Fitness, Inc. We lease four wellness centers located in four states under one lease agreement to a subsidiary of Life Time Fitness, Inc., or Life Time Fitness. This lease is guaranteed by Life Time Fitness. The lease has a current term expiring in 2028. The aggregate annual rent payable to us is $10.5 million per year during the lease term.

Other Types of Real Estate.

In the past, we have considered investing in real estate different from our existing property types, including age restricted apartment buildings and some properties located outside the United States. We may explore such alternative investments in the future.

Lease Terms.

Our leases of senior living communities and wellness centers are so-called "triple net" leases which generally require the tenants to pay rent, to pay all operating expenses of the properties, to indemnify us from liability which may arise by reason of our ownership of the properties, to maintain the leased properties at their expense, to remove and dispose of hazardous substances in compliance with applicable law and to maintain insurance for their own and our benefit. In the event of partial damage, condemnation or taking, these tenants are required to rebuild with insurance or other proceeds, if any; in the case of total destruction, condemnation or taking, we receive all insurance or other proceeds and these tenants are required to pay any positive difference in the amount of proceeds and our historical investments in the affected properties; in the event of material destruction or condemnation, some of these tenants have a right to purchase the affected property for amounts at least equal to our historical investment in the affected property.

Our leases of MOBs include both triple net leases, as described above, and net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

Events of Default. Under our leases events of default generally include:

- failure of the tenant to pay rent or any other money when due;
- failure of the tenant to provide periodic financial reports when due;
- failure of the tenant to perform other terms, covenants or conditions of its lease and the continuance thereof for a specified period after written notice;
- failure of the tenant to maintain required insurance coverages; or
- revocation of any material license necessary for the tenant's operation of our property.

Default Remedies. Upon the occurrence of any event of default under our leases, we generally may (subject to applicable law):

- terminate the affected lease and accelerate the rent;

- terminate the tenant's rights to occupy and use the affected property, rent the property to another tenant and recover from the tenant the difference between the amount of rent which would have been due under the lease and the rent received under the reletting;
- make any payment or perform any act required to be performed by the tenant under its lease;
- exercise our rights with respect to any collateral securing the lease; and
- require the defaulting tenant to reimburse us for all payments made and all costs and expenses incurred in connection with any exercise of the foregoing remedies.

Investment Policies.

Acquisitions. Our present investment goals are to acquire additional properties primarily for income and secondarily for appreciation potential. In implementing this acquisition strategy, we consider a range of factors relating to each proposed acquisition, including:

- use and size of the property;
- proposed acquisition price;
- existing or proposed lease terms;
- availability and reputation of a financially qualified lessee(s) or guarantor(s);
- historical and projected cash flows from the operations of the property;
- estimated replacement cost of the property;
- design, physical condition and age of the property;
- competitive market environment of the property;
- price segment and payment sources in which the property is operated; and
- level of permitted services and regulatory history of the property and its historical operators.

We have no policies which specifically limit the percentage of our assets which may be invested in any individual property, in any one type of property, in properties leased to any one tenant or in properties leased to an affiliated group of tenants.

Form of Investments. We prefer wholly owned investments in fee interests. However, circumstances may arise in which we may invest in leaseholds, joint ventures, mortgages and other real estate interests. We may invest in real estate joint ventures if we conclude that by doing so we may benefit from the participation of co-venturers or that our opportunity to participate in the investment is contingent on the use of a joint venture structure. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so, we may benefit from the cash flow or appreciation in the value of a property which is not available for purchase.

Mergers and Strategic Combinations.

In the past, we have considered the possibility of entering mergers or strategic combinations with other companies and we may again explore such possibilities in the future.

Disposition Policies.

From time to time we consider the sale of one or more properties or investments. Disposition decisions are made based on a number of factors including, but not limited to, the following:

- our ability to lease the affected property;

- our tenant's desire to purchase the affected property;
- our tenant's desire to cease operating at the affected property;
- proposed sale price;
- strategic fit of the property or investment with the rest of our portfolio; and
- existence of alternative sources, uses or needs for capital.

Financing Policies.

There are no limitations in our organizational documents on the amount of indebtedness we may incur. Our revolving credit facility and our senior note indenture and its supplements contain financial covenants which, among other things, restrict our ability to incur indebtedness and require us to maintain financial ratios and a minimum net worth. However, our Board of Trustees may seek to amend these covenants or seek replacement financings with less restrictive covenants. In the future, we may decide to seek changes in the financial covenants which currently restrict our debt leverage based upon then current economic conditions, the relative availability and costs of debt versus equity capital and our need for capital to take advantage of acquisition opportunities or otherwise.

Our current revolving credit facility matures in December 2011. We are currently monitoring market conditions for comparable revolving credit facilities and expect to refinance our revolving credit facility prior to its maturity. Our Board of Trustees may also determine to seek additional capital through equity offerings, debt financings, retention of cash flows in excess of distributions to shareholders, or a combination of these methods. To the extent that our Board of Trustees decides to obtain additional debt financing, we may do so on an unsecured basis or a secured basis. We may seek to obtain lines of credit or to issue securities senior to our common shares, including preferred shares or debt securities, some of which may be convertible into common shares or be accompanied by warrants to purchase common shares. We may also finance acquisitions by assuming debt, through an exchange of properties or through the issuance of equity or other securities.

Manager.

Our day to day operations are conducted by Reit Management & Research LLC, or RMR. RMR originates and presents investment and divestment opportunities to our Board of Trustees and provides management and administrative services to us. RMR is a Delaware limited liability company beneficially owned by Barry M. Portnoy and Adam D. Portnoy, our Managing Trustees. RMR has a principal place of business at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and its telephone number is (617) 796-8390. RMR also acts as the manager to CommonWealth REIT, or CWH, Government Properties Income Trust, or GOV, and Hospitality Properties Trust, or HPT, and provides management services to other public and private companies, including Five Star and TravelCenters of America LLC, or TA. Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin, formerly one of our Managing Trustees, and David J. Hegarty, our President and Chief Operating Officer. The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; John A. Mannix, Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O'Brien, Executive Vice President; John C. Popeo, Executive Vice President, Treasurer and Chief Financial Officer; David M. Blackman, Senior Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Senior Vice President; Paul Hoagland, Senior Vice President; David M. Lepore, Senior Vice President; Bruce J. Mackey, Jr., Senior Vice President; and Andrew J. Rebholz, Senior Vice President. David J. Hegarty and Richard A. Doyle are

also our executive officers. Other executive officers of RMR also serve as officers of other companies to which RMR provides management services.

Employees.

We have no employees. Services which would otherwise be provided by employees are provided by RMR and by our Managing Trustees and officers. As of February 24, 2011, RMR had approximately 650 full time employees, including a headquarters staff and regional offices and other personnel located throughout the United States.

Government Regulation and Reimbursement.

The regulatory environment of the senior living and healthcare industries is extensive. Most of these laws and regulations affect the manner in which our tenants operate our properties, but these laws and regulations can also impact the values of our properties. Some of the laws that impact our tenants include: state and local licensure laws, laws protecting consumers against deceptive practices and laws generally affecting our tenants' operation of our properties and how our tenants otherwise conduct their operations, such as fire, health and safety laws and privacy laws; federal and state laws affecting assisted living communities that participate in Medicaid and skilled nursing facilities, or SNFs, hospitals, clinics and other healthcare facilities that participate in both Medicaid and Medicare, mandating allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service and physical plants; resident rights (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act; and safety and health standards set by the federal Occupational Safety and Health Administration. Medicaid funding is available in some, but not all, states for assisted living services. State licensure standards for assisted living communities, SNFs, hospitals, clinics and other healthcare facilities apply whether or not facilities accept Medicare or Medicaid funding, and typically cover facility policies, staffing, quality of services and care, resident rights, fire safety and physical plant, and related matters. We are unable to predict the future course of federal, state and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on the abilities of our tenants to pay our rents and the values of our properties.

State and local health and social service agencies or other regulatory authorities regulate and license many senior living communities. State health authorities regulate and license hospitals, clinics and other healthcare facilities. In most states in which we own properties, our tenants are prohibited from providing certain levels of service without first obtaining the appropriate licenses. In addition, most states require a certificate of need before opening a SNF or hospital or expanding the services at an existing facility. In some states, certificate of need requirements also apply to assisted living communities and some other healthcare facilities. Senior living facilities, hospitals and other healthcare facilities must also comply with applicable state and local building, zoning, fire and food service codes before licensing or Medicare/Medicaid certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and our tenants' ability to expand their facilities in existing markets. In addition, if any of our tenants operate our property outside of the scope of their licensed authority, their doing so could subject them to penalties, including closure of the facility.

Governmental authorities seem to be subjecting healthcare facilities like those that we own to increasing numbers of inspections or surveys and potential enforcement actions. Unannounced surveys or inspections may occur annually or biannually, or following a state's receipt of a complaint about the facility. From time to time in the ordinary course of business, our tenants may receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Our tenants resolve most inspection deficiencies through an agreed plan of corrective action relating to the affected facility's operations, but the governmental agency typically has the authority to take or seek further

action against a licensed or certified facility, which could result in the imposition of civil money penalties or fines, suspension, modification, or revocation of a license or Medicare/Medicaid participation, suspension or denial of admissions, partial or full denial of payments, state oversight, temporary management or imposition of other sanctions, including criminal penalties. Loss, suspension or modification of a license or certification or other sanctions or penalties could adversely affect the ability of a tenant to pay its rents. Our tenants may also expend considerable resources to respond to federal and state inspections, surveys, investigations, audits or other enforcement actions under applicable laws or regulations. Our tenants receive notices of potential sanctions and enforcement remedies from time to time, and authorities impose such sanctions and penalties from time to time on our tenants. If any of our tenants fails to comply with any applicable legal requirements, or is unable to cure deficiencies that have been identified or are identified in the future, such sanctions may be imposed and if imposed, may adversely affect the affected tenants' abilities to pay their rents. The federal Centers for Medicare and Medicaid Services, or CMS, has increased its oversight of state survey agencies in recent years, focusing survey and enforcement efforts on nursing homes with findings of substandard care or continuing deficiencies, seeking to identify chain operated facilities with patterns of noncompliance, and providing more information about nursing homes to consumers. Medicare survey results, average nursing staff hours per resident per day, and selected quality of care measures are posted on the internet on the Medicare Nursing Home Compare website at www.medicare.gov, the contents of which are not part of this report. The website also contains a five-star quality rating system, in which CMS rates nursing homes based on survey results, staffing, and selected quality measures. State Attorneys General typically enforce consumer protection laws relating to senior living services, hospitals, clinics and other healthcare facilities. Also, state Medicaid fraud control agencies sometimes may investigate and prosecute assisted living communities and nursing facilities, hospitals, clinics and other healthcare facilities under fraud and patient abuse and neglect laws even if the facilities and their residents do not receive federal or state funds.

Certain current state laws and regulations allow enforcement officials to make determinations as to whether the care provided by our tenants exceeds the level of care for which a particular facility is licensed. A finding that a facility is delivering care beyond the scope of its license might result in the immediate discharge and transfer of residents, which could adversely affect the ability of a tenant to pay rent to us. Furthermore, certain states and the federal government may allow citations in one facility to impact other facilities operated by the same entity or a related entity in the state or, in certain circumstances, in another state. Revocation of a license or certification at one facility could therefore impact a tenant's ability to obtain new licenses or certifications or to maintain or renew existing licenses at other facilities, which could adversely affect the ability of that tenant to pay rent to us. In addition, an adverse finding by survey officials may serve as the basis for lawsuits by private plaintiffs and may lead to investigations under federal and state laws, which could result in civil and/or criminal penalties against the facility or a related individual or entity.

Federal, state and local entities regulate our MOB tenants who provide healthcare services. Many states require medical clinics, ambulatory surgery centers, clinical laboratories and other outpatient healthcare facilities to be licensed and inspected for compliance with licensure regulations concerning professional staffing, services, patient rights and physical plant requirements, among other matters. Healthcare providers and suppliers, including physicians and other licensed medical practitioners, who receive federal or state reimbursement under Medicare, Medicaid or other federal or state programs must comply with the requirements for their participation in those programs and are subject to reimbursement rates that are increasingly subject to cost control pressures and may be reduced or may not be increased sufficiently to cover increasing provider costs, including our rents.

The U.S. Food and Drug Administration, or the FDA, and other federal, state and local authorities extensively regulate our biotechnology laboratory tenants who seek to develop, manufacture or market and distribute new drugs, biologicals or medical devices for human use. The FDA and such

other agencies regulate the clinical development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of such products. Before a new pharmaceutical or device may be marketed and distributed in the United States, the FDA must approve it as safe and effective for human use. Preclinical and clinical studies and documentation are required, involving significant time, expense and risks of failure. The FDA or an institutional review board may suspend a clinical trial on various grounds, such as exposure of subjects or patients to an unacceptable health risk. If a product is ultimately approved for manufacturing, marketing and distribution, the FDA has continuing oversight authority and may require post-market testing and surveillance. Pharmaceutical and medical device manufacturing practices and facilities must comply with FDA requirements and facilities are subject to FDA inspection. Continuing regulatory concerns include the potential for later discovery of safety concerns and related litigation, whether the product qualifies for reimbursement under Medicare, Medicaid or other federal or state programs, cost control initiatives of such programs, the potential for litigation over the validity or infringement of intellectual property rights related to the product and eventual expiration of the product's patent. The FDA could withdraw approval, recall products, suspend production, impose or seek to impose civil or criminal penalties or take other governmental actions for failure to comply with regulatory requirements or with anti-fraud, false claims, anti-kickback or physician referral laws, which could adversely affect the ability of an affected tenant to pay rent to us.

Our tenants operate facilities in many states and participate in many federal and state health care payment programs, including state Medicaid waiver programs and state plans, for services in assisted living communities, the Medicare and Medicaid SNF or hospital benefit programs, and other federal or state health care payment programs. Recent legislative and regulatory actions with respect to state Medicaid rates and federal Medicare rates limit the payment levels for certain services provided at these facilities. Some of the states in which our tenants operate either have not raised Medicaid rates by amounts sufficient to offset increasing costs or have frozen or reduced, or are expected to freeze or reduce, Medicaid rates. Also, the federal government has extended certain increases in federal payments to states for Medicaid programs, in effect since October 1, 2008 for an additional six months through June 30, 2011, but at substantially reduced levels. We expect the phasing out of these federal payments, combined with the anticipated slow recovery of state revenues, to continue to result in difficult state fiscal conditions. Some state budget deficits are likely to increase, and certain states may reduce or freeze Medicaid payments to healthcare services providers like some of our tenants as part of an effort to balance their budgets. We expect that Medicaid rate increases will be less than cost increases experienced by some of our tenants. Because of the current federal budget deficit and other federal priorities, we are unable to estimate how recent or future Medicare rate changes will affect certain tenants. This combination of events may make it increasingly difficult for some of our tenants to pay rent to us.

The Patient Protection and Affordable Care Act, or PPACA, enacted in March 2010, contains insurance changes, payment changes and healthcare delivery systems changes intended to expand access to health insurance coverage and reduce the growth of healthcare expenditures while simultaneously maintaining or improving the quality of healthcare. Under PPACA, beginning in federal fiscal year 2012, a productivity adjustment will reduce the Medicare SNF and IRF market basket updates for inflation, which may result in payment rates for a fiscal year being less than for the preceding fiscal year. PPACA also reduced the Medicare IRF adjustment for inflation by 0.25% for federal fiscal year 2010, effective for discharges on and after April 1, 2010, and for federal fiscal year 2011, which began on October 1, 2010. PPACA will reduce future IRF Medicare market basket updates for inflation by amounts ranging from 0.1% to 0.3% for federal fiscal years 2012 through 2016, and by 0.75% for federal fiscal years 2017 through 2019. PPACA also establishes an Independent Payment Advisory Board to submit legislative proposals to Congress and take other actions with a goal of reducing Medicare spending growth and includes various other provisions affecting Medicare and Medicaid providers, including enforcement reforms and increased funding for Medicare and Medicaid program

integrity control initiatives. We are unable to predict the impact on our tenants of the productivity adjustments or other PPACA provisions on future Medicare rates for SNFs and IRFs or the insurance, payment and healthcare delivery systems changes contained in and to be developed pursuant to PPACA. The changes implemented or to be implemented under PPACA could result in the failure of Medicare, Medicaid or private payment reimbursement rates to cover our tenants' increasing costs or other circumstances that could have a material adverse effect on our tenants' abilities to pay rent to us. Also, two federal District Courts have declared PPACA or parts of PPACA to be unconstitutional, the U.S. House of Representatives has voted to repeal PPACA and several members of Congress have proposed legislation to prevent the implementation of PPACA or to amend it. We cannot predict the impact of these activities on PPACA or what changes to PPACA may mean to our business or the businesses of our tenants.

Medicare reimburses SNFs under a prospective payment system, or PPS, providing a fixed payment for each day of care provided to a Medicare beneficiary, in accordance with the Resource Utilization Group, or RUG, to which the beneficiary is assigned based on individual medical characteristics and service needs. The PPS payments cover substantially all Medicare Part A services the beneficiary receives. Capital costs are part of the PPS rate and are not facility specific. Many states have similar Medicaid prospective payment systems. CMS implemented the PPS pursuant to the Balanced Budget Act of 1997, or the BBA, and subsequent federal legislation. CMS updates PPS payments for SNFs each year by a market basket update to account for inflation, and periodically implements changes to the RUG categories and payment rates. Effective in October 2009, CMS adopted rules recalibrating the Medicare prospective payment categories for SNFs, estimating that the recalibration would result in a decrease of approximately 3.3% in projected SNF payments, offset by an increase of approximately 2.2% to account for inflation, resulting in an aggregate reduction in Medicare payments to SNFs of approximately 1.1% in federal fiscal year 2010. Effective on October 1, 2010, CMS adopted rules that it estimates will increase aggregate Medicare payment rates for SNFs by approximately 1.7% overall in federal fiscal year 2011, as the result of an annual increase of approximately 2.3% to account for inflation, reduced by a forecast error adjustment of 0.6%. Also effective as of October 1, 2010, CMS has adopted rules that implement a new PPS case mix classification system known as RUG IV.

The federal government is also seeking to slow the growth of Medicare and Medicaid payments to SNFs pursuant to the Deficit Reduction Act of 2005, or the DRA. The DRA reduced Medicare bad debt reimbursement from 100% to 70% for uncollected cost sharing payments from Medicare beneficiaries who are not eligible for Medicaid. In addition, the DRA increased the "look-back" period for prohibited asset transfers that disqualify individuals from Medicaid nursing home benefits from three to five years. The period of Medicaid ineligibility begins on the date of the prohibited transfer or the date an individual has entered the nursing home and would otherwise be eligible for Medicaid coverage, whichever occurs later, rather than on the date of the prohibited transfer, effectively extending the Medicaid penalty period. Also, the DRA effectuated limits on Medicare Part B payments for outpatient therapies subject to an exemption if Medicare found additional services to be medically necessary for an individual. The federal government has extended the Medicare outpatient therapy exemption process through December 31, 2011.

The DRA and PPACA also include provisions that encourage states to provide long term care services in home and community based settings rather than in nursing homes or other inpatient facilities. In 2007, the federal Secretary of Health and Human Services awarded competitive grants to 30 states for demonstration projects to provide home and community based long term care services to qualified individuals relocated from SNFs, providing increased federal medical assistance for each qualifying beneficiary for a limited time period. PPACA has expanded eligibility for this program and has extended it for an additional five years. Since January 2007, states may include home and community based services as optional services under their Medicaid state plans. States must establish needs based criteria for the services, and more stringent needs based criteria for nursing home services. PPACA expands the services that states may provide and limits their ability to set caps on enrollment, waiting lists or geographic limitations on home and community based services.

CMS has a rule, known as the "60% Rule," which, as amended by the Medicare, Medicaid and SCHIP Extension Act of 2007, or the SCHIP Extension Act, generally provides that to be considered an IRF and receive reimbursement for services under the IRF PPS, at least 60% of a facility's total inpatient population must require intensive rehabilitation services associated with treatment of at least one of 13 designated medical conditions. Under the 60% Rule, to maintain their Medicare revenue levels, many rehabilitation hospitals have needed to reduce the number of non-qualifying patients treated and replace them with qualifying patients, establish other sources of revenue or both. If Five Star is unable to maintain compliance with this requirement at our rehabilitation hospitals, or if it were determined by retroactive audit not to have complied, Five Star's Medicare rates at these hospitals could be materially adversely affected.

Medicare reimburses IRFs under a per discharge prospective payment system implemented pursuant to the BBA. The PPS classifies patients into case mix groups based on their clinical characteristics and expected resource needs and CMS calculates separate payment rates for each group. Payments under the PPS cover substantially all costs of furnishing covered inpatient rehabilitation services, and capital costs are not facility-specific. CMS updates PPS payments for IRFs each year by a market basket update to account for inflation, and periodically implements changes to the case mix groups and payment rates. For Medicare payments to IRFs on and after April 1, 2008, CMS froze Medicare inflation related rate increases at zero percent for federal fiscal years 2008 and 2009, as required by the SCHIP Extension Act. This freeze on increases reduced rates by 3.2% for discharges on and after April 1, 2008. Also, in July 2008, CMS issued a rule updating the Medicare IRF prospective rate formulas that took effect in federal fiscal year 2009. The rule recalculated the weights assigned to patient case mix groups that are used to calculate Medicare rates and reset the outlier threshold for high-cost cases to maintain estimated outlier payments at 3% of total estimated IRF payments. CMS estimated that the changes contained in the rule would result in a decrease of 0.7% to total Medicare payments to IRFs for federal fiscal year 2009. Effective on October 1, 2009, CMS adopted rules that it estimated would increase aggregate Medicare payments to IRFs by approximately 2.5% in federal fiscal year 2010. CMS also adopted rules revising and clarifying the coverage criteria for Medicare patients in IRFs, that took effect on January 1, 2010. These regulations include criteria for patient selection, treatment planning, coordination of care, and professional training and experience. Effective on October 1, 2010, CMS has adopted rules that it estimates will increase aggregate Medicare payment rates for IRFs by approximately 2.2% overall in federal fiscal year 2011.

Medicare, Medicaid and other federal or state healthcare reimbursement programs subject our tenants who participate in such programs to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement that are false, fraudulent or are for items or services that were not provided as claimed. The federal False Claims Act, as amended and expanded by the Fraud Enforcement and Recovery Act of 2009 and PPACA, provides significant civil money penalties and treble damages for false claims and authorizes individuals to bring claims on behalf of the federal government for false claims. The federal Civil Monetary Penalties Law authorizes the Secretary of the federal Department of Health and Human Services, or DHHS, to impose substantial civil penalties, treble damages and program exclusions administratively for false claims or violations of the federal Anti-Kickback Law referred to below. Governmental authorities are devoting increasing attention and resources to the prevention, detection, and prosecution of healthcare fraud and abuse. Fraud and false claims laws vary from state to state and these laws sometimes apply to providers who receive payment from private insurers or other sources and those sources do not always interpret claims consistently. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion of health care providers or suppliers from federal and state health care payment programs. Also, CMS contractors are expanding the retroactive audits of Medicaid claims submitted by IRFs, SNFs and other providers, and recouping alleged overpayments for services determined by auditors not to have been medically necessary or not to meet Medicare coverage criteria as billed. State Medicaid programs and other third party payors are conducting similar medical

necessity and compliance audits. An adverse determination concerning any of our tenants' licenses or eligibility for Medicare or Medicaid reimbursement or the costs of sanctions, penalties and required compliance with applicable federal or state regulations could adversely affect these tenants' abilities to pay their rent to us.

Certain federal and state laws subject our tenants to regulation of financial arrangements by health care providers relating to referrals, such as the federal Anti-Kickback Law, the federal physician referral laws known as the Stark Laws, and certain state referral laws and anti-kickback laws. The federal Anti-Kickback Law makes it unlawful for any person to offer or pay or to solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for referring or recommending for purchase any item or service which is eligible for payment under the Medicare or Medicaid program or other federally funded programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between health care providers and sources of patient referral. If a tenant were to violate the federal Anti-Kickback Law, it could face criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which could adversely affect its ability to pay its rents. While we require our tenants to comply with all laws that regulate the operation of our senior living properties, it is impossible to predict how our properties or tenants' ability to pay their rents could be affected if any of our tenants were subject to an action alleging such violations.

Federal and state laws designed to protect the confidentiality and security of individual patient health and financial information apply to our tenants. DHHS has issued rules pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act that govern our tenants' use and disclosure of health information at certain HIPAA covered healthcare facilities. The costs to comply with these rules may adversely affect the abilities of our tenants to pay their rent to us.

Members of Congress have introduced, federal and state agencies have proposed, and some state governments are considering legislative and regulatory proposals that include repeal of PPACA or sections of PPACA, denial of funding for government agencies to implement provisions of PPACA, the option of block grants for states rather than federal matching money for certain state Medicaid services, additional Medicare and Medicaid enforcement programs and federal and state cost containment measures. We are unable to predict whether such proposals or variants of them will be adopted or, if adopted, the impact they may have on our tenants' businesses or financial conditions.

If any of our tenants becomes unable to operate our properties or to pay our rents because it has violated government regulations or payment laws, we may have great difficulty finding a substitute tenant or selling the leased property for a fair price and the value of an affected property may decline materially.

Competition.

Investing in senior living facilities, wellness centers, MOBs and other real estate is a very competitive business. We compete against other REITs, numerous financial institutions, individuals and public and private companies who are actively engaged in this business. Also, we compete for investments based on a number of factors including rates, financings offered, underwriting criteria and reputation. Our ability to successfully compete is also impacted by economic and population trends, availability of acceptable investment opportunities, our ability to negotiate beneficial investment terms, availability and cost of capital and new and existing laws and regulations. We do not believe we have a dominant position in any of the geographic or property markets in which we operate, but some of our competitors are dominant in selected markets. Many of our competitors have greater financial and other resources than we have. We believe the geographic diversity of our investments, the experience and abilities of our management, our affiliation with RMR, the quality of our assets and the financial

strength of many of our tenants affords us some competitive advantages which have and will allow us to operate our business successfully despite the competitive nature of our business.

The tenants that operate our healthcare facilities compete on a local and regional basis with operators of facilities that provide comparable services. Operators compete for residents and patients based on quality of care, reputation, physical appearance of properties, services offered, family preferences, physicians, staff, price and location. We and our tenants also face competition from other healthcare facilities for tenants, such as physicians and other healthcare providers that provide comparable facilities and services.

For additional information on competition and the risks associated with our business, please see "Risk Factors" of this Annual Report on Form 10-K.

Environmental and Climate Change Matters.

Under various laws, owners as well as tenants and operators of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own, lease or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to reimburse governments for damages and costs they incur in connection with hazardous substances. We reviewed environmental conditions surveys of the properties we own prior to their purchase. Based upon those surveys we do not believe that there are environmental conditions at any of our properties that have had or will have a material adverse effect on us. However, no assurances can be given that conditions are not present at our properties or that costs we may be required to incur in the future to remediate contamination will not have a material adverse effect on our business or financial condition.

The current political debate about climate change has resulted in various treaties, laws and regulations which are intended to limit carbon emissions. We believe these laws being enacted or proposed may cause energy costs at our properties to increase, but we do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in large part may be passed through by us to our tenants as additional lease payments. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties which could materially and adversely affect our financial condition.

Internet Website.

Our internet website address is www.snhreit.com. Copies of our governance guidelines, or Governance Guidelines, code of business conduct and ethics, or Code of Conduct, our policy outlining procedures for handling concerns or complaints about accounting, internal accounting controls or auditing matters and the charters of our audit, compensation and nominating and governance committees are posted on our website and may be obtained free of charge by writing to our Secretary, Senior Housing Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634 or at our website. We make available, free of charge, on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after these forms are filed with, or furnished to, the Securities and Exchange Commission, or SEC. Any shareholder or other interested party who desires to communicate with our non-management Trustees, individually or as a group, may do so by filling out a report on our website. Our Board of Trustees also provides a process for security holders to send communications to the entire Board of Trustees. Information about the process for sending communications to our Board of Trustees can be found on

our website. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only and the information in the website is not incorporated by reference into this Annual Report on Form 10-K.

Segment Reporting.

As of December 31, 2010, we have three operating segments. The first operating segment provides short term and long term residential care facilities that offer dining for residents. Properties in this segment include independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals. The second operating segment provides medical related services where residential overnight stays or dining services are not provided. Properties in this segment include our MOBs. The third operating segment includes specialized facilities that offer fitness, wellness and spa services to members, which we do not consider to be sufficiently material as to constitute a separate reporting segment. See our consolidated financial statements included in "Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K for further financial information on our operating segments.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of federal income tax considerations is based on existing law, and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax consequences that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, life insurance company, regulated investment company, or other financial institution;
- a broker, dealer or trader in securities or foreign currency;
- a person who has a functional currency other than the U.S. dollar;
- a person who acquires our shares in connection with employment or other performance of services;
- a person subject to alternative minimum tax;
- a person who owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction, or conversion transaction; or
- except as specifically described in the following summary, a tax-exempt entity or a foreign person.

The Internal Revenue Code of 1986, as amended, or the IRC, sections that govern federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial, or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot assure you that the IRS or a court will agree with the statements made in this summary. The IRS or a court could, for example, take a different position from that described in this summary with respect to our acquisitions, operations, restructurings or other matters, which, if successful, could result in significant tax liabilities for applicable parties. In addition, this summary is not exhaustive of all possible tax consequences, and does not discuss any estate, gift, state, local, or foreign tax consequences. For all these reasons, we urge you and any prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs

described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of the date of this Annual Report on Form 10-K. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences may differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" is:

- a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;
- an entity treated as a corporation for federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to federal income taxation regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or an electing trust in existence on August 20, 1996, to the extent provided in Treasury regulations;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares who is not a U.S. shareholder. If a partnership (including any entity treated as a partnership for federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the federal income tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our taxable year ending December 31, 1999. Our REIT election, assuming continuing compliance with the then applicable qualification tests, continues in effect for subsequent taxable years. Although no assurance can be given, we believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed under the IRC as a REIT.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in their income as dividends to the extent of our current or accumulated earnings and profits. Our dividends are not generally entitled to the favorable 15% rate on qualified dividend income (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2012), but a portion of our dividends may be treated as capital gain dividends, all as explained below. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of current or accumulated earnings and profits generally are treated for federal income tax purposes as return of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, if any, and thereafter to distributions made on our common shares. For all these purposes, our distributions include both cash distributions and any in kind distributions of property that we might make.

Our counsel, Sullivan & Worcester LLP, has opined that we have been organized and have qualified as a REIT under the IRC for our 1999 through 2010 taxable years, and that our current investments and plan of operation enable us to continue to meet the requirements for qualification and

taxation as a REIT under the IRC. Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we will satisfy these tests, our counsel does not review compliance with these tests on a continuing basis. If we fail to qualify as a REIT, we will be subject to federal income taxation as if we were a C corporation and our shareholders will be taxed like shareholders of C corporations. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders could be reduced or eliminated.

If we qualify as a REIT and meet the tests described below, we generally will not pay federal income tax on amounts we distribute to our shareholders. However, even if we qualify as a REIT, we may be subject to federal tax in the following circumstances:

- We will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including our undistributed net capital gains.
- If our alternative minimum taxable income exceeds our taxable income, we may be subject to the corporate alternative minimum tax on our items of tax preference.
- If we have net income from the disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or from other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate rate, currently 35%.
- If we have net income from prohibited transactions, including dispositions of inventory or property held primarily for sale to customers in the ordinary course of business other than foreclosure property, we will be subject to tax on this income at a 100% rate.
- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability.
- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year, and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.
- If we acquire an asset from a corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of a present or former C corporation, and if we subsequently recognize gain on the disposition of this asset during a specified period (generally, ten years) beginning on the date on which the asset ceased to be owned by the C corporation, then we will pay tax at the highest regular corporate tax rate, which is currently 35%, on the lesser of the excess of the fair market value of the asset over the C corporation's basis in the asset on the date the asset ceased to be owned by the C corporation, or the gain we recognize in the disposition.
- If we acquire a corporation, to preserve our status as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, not later than the end of the taxable year of the acquisition. However, if we fail to do so, relief provisions would allow us to maintain our status as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. As discussed below, we have acquired C corporations in connection with our acquisition of real estate. Our investigations of these C corporations indicated that they did not have undistributed earnings and profits that we inherited but failed to timely distribute. However, upon review or audit, the IRS may disagree.

- As summarized below, REITs are permitted within limits to own stock and securities of a "taxable REIT subsidiary." A taxable REIT subsidiary is separately taxed on its net income as a C corporation, and is subject to limitations on the deductibility of interest expense paid to its REIT parent. In addition, its REIT parent is subject to a 100% tax on the difference between amounts charged and redetermined rents and deductions, including excess interest.
- If and to the extent we invest in properties in foreign jurisdictions, our income from those properties will generally be subject to tax in those jurisdictions. If we continue to operate as we do, then we will distribute our taxable income to our shareholders each year and we will generally not pay federal income tax. As a result, we cannot recover the cost of foreign income taxes imposed on our foreign investments by claiming foreign tax credits against our federal income tax liability. Also, we cannot pass through to our shareholders any foreign tax credits.

If we fail to qualify or elect not to qualify as a REIT, we will be subject to federal income tax in the same manner as a C corporation. Distributions to our shareholders if we do not qualify as a REIT will not be deductible by us nor will distributions be required under the IRC. In that event, distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the 15% income tax rate (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2012) discussed below in "Taxation of U.S. Shareholders" and, subject to limitations in the IRC, will be eligible for the dividends received deduction for corporate shareholders. Also, we will generally be disqualified from qualification as a REIT for the four taxable years following disqualification. If we do not qualify as a REIT for even one year, this could result in reduction or elimination of distributions to our shareholders, or in our incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level taxes. The IRC provides certain relief provisions under which we might avoid automatically ceasing to be a REIT for failure to meet certain REIT requirements, all as discussed in more detail below.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held" as defined under the personal holding company stock ownership test, as described below; and

(7) that meets other tests regarding income, assets and distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a pro rata part of a taxable year of less than 12 months. Section 856(h)(2) of the IRC provides that neither condition (5) nor (6) need be met for our first taxable year as a REIT. We believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before the close of our most recently completed taxable year, and that we can continue to meet these conditions in future taxable years. There can, however, be no assurance in this regard.

By reason of condition (6), we will fail to qualify as a REIT for a taxable year if at any time during the last half of a year more than 50% in value of our outstanding shares is owned directly or indirectly by five or fewer individuals. To help comply with condition (6), our declaration of trust restricts transfers of our shares. In addition, if we comply with applicable Treasury regulations to ascertain the ownership of our shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). However, our failure to comply with these regulations for ascertaining ownership may result in a penalty of $25,000, or $50,000 for intentional violations. Accordingly, we have complied and will continue to comply with these regulations, including requesting annually from record holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust, our shareholders are required to respond to these requests for information.

For purposes of condition (6), the term "individuals" is defined in the IRC to include natural persons, supplemental unemployment compensation benefit plans, private foundations and portions of a trust permanently set aside or used exclusively for charitable purposes, but not other entities or qualified pension plans or profit-sharing trusts. As a result, REIT shares owned by an entity that is not an "individual" are considered to be owned by the direct and indirect owners of the entity that are individuals (as so defined), rather than to be owned by the entity itself. Similarly, REIT shares held by a qualified pension plan or profit-sharing trust are treated as held directly by the individual beneficiaries in proportion to their actuarial interests in such plan or trust. Consequently, five or fewer such trusts could own more than 50% of the interests in an entity without jeopardizing that entity's federal income tax qualification as a REIT. However, as discussed below, if a REIT is a "pension-held REIT," each qualified pension plan or profit-sharing pension trust owning more than 10% of the REIT's shares by value generally may be taxed on a portion of the dividends it receives from the REIT.

The IRC provides that we will not automatically fail to be a REIT if we do not meet conditions (1) through (6), provided we can establish reasonable cause for any such failure. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision. This relief provision applies to any failure of the applicable conditions, even if the failure first occurred in a prior taxable year.

Our Wholly-Owned Subsidiaries and Our Investments through Partnerships. Except in respect of taxable REIT subsidiaries as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT and its disregarded subsidiaries, is a qualified REIT subsidiary and shall not be treated as a separate corporation. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly-owned subsidiaries, other than the taxable REIT subsidiaries discussed below, will be either a qualified REIT subsidiary within the meaning of Section 856(i) of the IRC, or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under regulations issued under Section 7701 of the IRC. Thus, except for the taxable REIT subsidiaries discussed below, in applying all the federal income tax REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our direct and indirect wholly-owned subsidiaries are treated as ours.

We may invest in real estate through one or more limited or general partnerships or limited liability companies that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets discussed below, the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT's proportionate capital interest in the partnership and is deemed to be entitled to the income of the partnership attributable to this proportionate share. In addition, for these purposes, the character of the assets and gross income of the partnership generally retain the same character in the hands of the REIT.

Accordingly, our proportionate share of the assets, liabilities, and items of income of each partnership in which we become a partner is treated as ours for purposes of the income tests and asset tests discussed below. In contrast, for purposes of the distribution requirement discussed below, we would take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Sections 701 through 777 of the IRC.

Taxable REIT Subsidiaries. We are permitted to own any or all of the securities of a "taxable REIT subsidiary" as defined in Section 856(l) of the IRC, provided that no more than 25% of our assets, at the close of each quarter, is comprised of our investments in the stock or securities of our taxable REIT subsidiaries. (For our 2001 through 2008 taxable years, no more than 20% of our assets, at the close of each quarter, was permitted to be comprised of our investments in the stock or securities of our taxable REIT subsidiaries; before the introduction of taxable REIT subsidiaries in 2001, our ability to own separately taxable corporate subsidiaries was more limited.) Among other requirements, a taxable REIT subsidiary must:

(1) be a non-REIT corporation for federal income tax purposes in which we directly or indirectly own shares;

(2) join with us in making a taxable REIT subsidiary election;

(3) not directly or indirectly operate or manage a lodging facility or a health care facility; and

(4) not directly or indirectly provide to any person, under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except that in limited circumstances a subfranchise, sublicense or similar right can be granted to an independent contractor to operate or manage a lodging facility or, after our 2008 taxable year, a health care facility.

In addition, a corporation other than a REIT in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value will automatically be treated as a taxable REIT subsidiary. Subject to the discussion below, we believe that we and each of our taxable REIT subsidiaries have complied with, and will continue to comply with, the requirements for taxable REIT subsidiary status at all times during which we intend for the subsidiary's taxable REIT subsidiary election to be in effect, and we believe that the same will be true for any taxable REIT subsidiary that we later form or acquire.

Our ownership of stock and securities in taxable REIT subsidiaries is exempt from the 10% and 5% REIT asset tests discussed below. Also, as discussed below, taxable REIT subsidiaries can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% or 95% gross income tests discussed below. Moreover, because taxable REIT subsidiaries are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit generally are not imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, taxable REIT subsidiaries can generally undertake third-party management and development activities and activities not related to real estate. Finally, while a REIT is generally limited in its ability to earn qualifying rental income from a taxable REIT subsidiary, a REIT can earn qualifying rental income from the lease of a qualified health care property to a taxable REIT subsidiary for taxable years beginning after July 30, 2008 if an eligible independent contractor operates the facility, as discussed more fully below.

Restrictions are imposed on taxable REIT subsidiaries to ensure that they will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary may not deduct interest paid in any year to an affiliated REIT to the extent that the interest payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year. However, the taxable REIT subsidiary may carry forward the disallowed interest expense to a succeeding year, and

deduct the interest in that later year subject to that year's 50% adjusted taxable income limitation. In addition, if a taxable REIT subsidiary pays interest, rent, or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Finally, if in comparison to an arm's length transaction, a tenant has overpaid rent to the REIT in exchange for underpaying the taxable REIT subsidiary for services rendered, then the REIT may be subject to an excise tax equal to 100% of the overpayment. There can be no assurance that arrangements involving our taxable REIT subsidiaries will not result in the imposition of one or more of these deduction limitations or excise taxes, but we do not believe that we are or will be subject to these impositions.

Income Tests. There are two gross income requirements for qualification as a REIT under the IRC:

- At least 75% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from "clearly identified" hedging transactions that we enter into after July 30, 2008 to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from "clearly identified" hedging transactions that we enter into after July 30, 2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; (d) real estate foreign exchange gain (as defined in Section 856(n)(2) of the IRC) that we recognize after July 30, 2008; and (e) income from the repurchase or discharge of indebtedness) must be derived from investments relating to real property, including "rents from real property" as defined under Section 856 of the IRC, interest and gain from mortgages on real property, income and gain from foreclosure property, or dividends and gain from shares in other REITs. When we receive new capital in exchange for our shares or in a public offering of five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test.
- At least 95% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from "clearly identified" hedging transactions that we enter into to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from "clearly identified" hedging transactions that we enter into after July 30, 2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; (d) passive foreign exchange gain (as defined in Section 856(n)(3) of the IRC) that we recognize after July 30, 2008; and (e) income from the repurchase or discharge of indebtedness) must be derived from a combination of items of real property income that satisfy the 75% gross income test described above, dividends, interest, or gains from the sale or disposition of stock, securities, or real property.

For purposes of the 75% and 95% gross income tests outlined above, income derived from a "shared appreciation provision" in a mortgage loan is generally treated as gain recognized on the sale of the property to which it relates. Although we will use our best efforts to ensure that the income generated by our investments will be of a type that satisfies both the 75% and 95% gross income tests, there can be no assurance in this regard.

In order to qualify as "rents from real property" under Section 856 of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on receipts or sales.

- Rents do not qualify if the REIT owns 10% or more by vote or value of the tenant, whether directly or after application of attribution rules. While we intend not to lease property to any party if rents from that property would not qualify as rents from real property, application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. For example, an unaffiliated third party's ownership directly or by attribution of 10% or more by value of our shares, as well as an ownership position in the stock of one of our tenants which, when added to our own ownership position in that tenant, totals 10% or more by vote or value of the stock of that tenant, would result in that tenant's rents not qualifying as rents from real property; in this regard, we already own close to, but less than, 10% of the outstanding common shares of Five Star, and Five Star has undertaken to limit its redemptions of outstanding common shares so that we do not come to own 10% or more of its outstanding common shares. Our declaration of trust disallows transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our REIT status under the IRC. Nevertheless, there can be no assurance that these provisions in our declaration of trust will be effective to prevent our REIT status from being jeopardized under the 10% affiliated tenant rule. Furthermore, there can be no assurance that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of shares attributed to them under the IRC's attribution rules.
- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant, if the tenant is a taxable REIT subsidiary. If at least 90% of the leased space of a property is leased to tenants other than taxable REIT subsidiaries and 10% affiliated tenants, and if the taxable REIT subsidiary's rent for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the taxable REIT subsidiary to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.
- Commencing with our 2009 taxable year, there is an additional exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant. For this additional exception to apply, a real property interest in a "qualified health care property" must be leased by the REIT to its taxable REIT subsidiary, and the facility must be operated on behalf of the taxable REIT subsidiary by a person who is an "eligible independent contractor," all as described in Sections 856(d)(8)-(9) and 856(e)(6)(D) of the IRC.
- In order for rents to qualify, we generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom we derive no income or through one of our taxable REIT subsidiaries. There is an exception to this rule permitting a REIT to perform customary tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC. In addition, a *de minimis* amount of noncustomary services will not disqualify income as "rents from real property" so long as the value of the impermissible services does not exceed 1% of the gross income from the property.
- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property"; if this 15% threshold is exceeded, the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

We believe that all or substantially all our rents have qualified and will qualify as rents from real property for purposes of Section 856 of the IRC.

In order to qualify as mortgage interest on real property for purposes of the 75% test, interest must derive from a mortgage loan secured by real property with a fair market value, at the time the loan is made, at least equal to the amount of the loan. If the amount of the loan exceeds the fair market value of the real property, the interest will be treated as interest on a mortgage loan in a ratio equal to the ratio of the fair market value of the real property to the total amount of the mortgage loan.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of business operating income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, gross income from such a business operation would so qualify. In the case of property leased by a REIT to a tenant, foreclosure property is defined under applicable Treasury regulations to include generally the real property and incidental personal property that the REIT reduces to possession upon a default or imminent default under the lease by the tenant, and as to which a foreclosure property election is made by attaching an appropriate statement to the REIT's federal income tax return. Any gain that a REIT recognizes on the sale of foreclosure property held as inventory or primarily for sale to customers, plus any income it receives from foreclosure property that would not qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to income tax at the maximum corporate rate, currently 35%, under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Other than sales of foreclosure property, any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. This prohibited transaction income also may adversely affect our ability to satisfy the 75% and 95% gross income tests for federal income tax qualification as a REIT. We cannot provide assurances as to whether or not the IRS might successfully assert that one or more of our dispositions is subject to the 100% penalty tax. However, we believe that dispositions of assets that we have made or that we might make in the future will not be subject to the 100% penalty tax, because we intend to:

- own our assets for investment with a view to long-term income production and capital appreciation;
- engage in the business of developing, owning and managing our existing properties and acquiring, developing, owning and managing new properties; and
- make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% or the 95% gross income tests in any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the following requirements:

- our failure to meet the test is due to reasonable cause and not due to willful neglect, and
- after we identify the failure, we file a schedule describing each item of our gross income included in the 75% or 95% gross income tests for that taxable year.

It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision for the 75% and 95% gross income tests. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% test or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability. This relief provision applies to any failure of the applicable income tests, even if the failure first occurred in a prior taxable year.

Asset Tests. At the close of each quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify as a REIT for federal income tax purposes:

- At least 75% of our total assets must consist of real estate assets, cash and cash items, shares in other REITs, government securities, and temporary investments of new capital (that is, stock or debt instruments purchased with proceeds of a stock offering or a public offering of our debt with a term of at least five years, but only for the one-year period commencing with our receipt of the offering proceeds).
- Not more than 25% of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.
- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets. In addition, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless that issuer is our taxable REIT subsidiary or the securities are "straight debt" securities or otherwise excepted as discussed below.
- Our stock and securities in a taxable REIT subsidiary are exempted from the preceding 10% and 5% asset tests. However, no more than 25% (for our 2008 taxable year and earlier, 20%) of our total assets may be represented by stock or securities of taxable REIT subsidiaries.

When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

In addition, if we fail the 5% value test or the 10% vote or value tests at the close of any quarter and do not cure such failure within 30 days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% value and 10% vote and value asset tests. For purposes of this relief provision, the failure will be "de minimis" if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (1) $50,000 or (2) the highest rate of corporate tax imposed (currently 35%) on the net income generated by the assets causing the failure during the period of the failure, and (d) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions apply to any failure of the applicable asset tests, even if the failure first occurred in a prior taxable year.

The IRC also provides an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) certain rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT.

We have maintained and will continue to maintain records of the value of our assets to document our compliance with the above asset tests, and intend to take actions as may be required to cure any failure to satisfy the tests within 30 days after the close of any quarter.

Our Relationship with Five Star. On December 31, 2001, we and CWH spun off substantially all of our Five Star common shares. In August 2009, we closed a mortgage financing with FNMA, and in connection with the FNMA transaction, we realigned our leases with Five Star. Pursuant to the terms

of the realignment agreement, we also purchased 3,200,000 common shares from Five Star, which, when aggregated with our prior ownership of Five Star common shares, then represented approximately 9.1% of the total common shares of Five Star outstanding (approximately 9.0% as of December 31, 2010), determined after this new issuance. Our leases with Five Star, Five Star's charter, the transaction agreement governing the 2001 spin off, and the realignment agreement collectively contain restrictions upon the ownership of Five Star common shares and require Five Star to refrain from taking any actions that may result in any affiliation with us that would jeopardize our qualification as a REIT under the IRC. Accordingly, commencing with our 2002 taxable year, we expect that the rental income we receive from Five Star and its subsidiaries will be "rents from real property" under Section 856(d) of the IRC, and therefore qualifying income under the 75% and 95% gross income tests described above.

Leases with Taxable REIT Subsidiaries. In certain future circumstances, we may find it advantageous to lease properties to one or more taxable REIT subsidiaries. For example, in response to a lease default or expiration, we may choose to lease a reclaimed qualified health care property to a taxable REIT subsidiary, which in turn would engage an eligible independent contractor (within the meaning of Section 856(d)(9)(A) of the IRC) to manage and operate the property. For these purposes, a qualified health care property is defined in Section 856(e)(6)(D)(i) of the IRC and includes both health care facilities and property necessary or incidental to the use of a health care facility. In any such transaction involving a taxable REIT subsidiary, our intent would be that the rents paid to us by the taxable REIT subsidiary would qualify as "rents from real property" under the REIT gross income tests summarized above.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(A) the sum of 90% of our "real estate investment trust taxable income," as defined in Section 857 of the IRC, computed by excluding any net capital gain and before taking into account any dividends paid deduction for which we are eligible, and 90% of our net income after tax, if any, from property received in foreclosure, over

(B) the sum of our qualifying noncash income, *e.g.*, imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges.

The distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November, or December to shareholders of record during one of those months, and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year. A distribution which is not pro rata within a class of our beneficial interests entitled to a distribution, or which is not consistent with the rights to distributions among our classes of beneficial interests, is a preferential distribution that is not taken into consideration for purposes of the distribution requirements, and accordingly the payment of a preferential distribution could affect our ability to meet the distribution requirements. Taking into account our distribution policies, including the dividend reinvestment plan we have adopted, we do not believe that we have made or will make any preferential distributions. The distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our real estate investment trust taxable income, as adjusted, we will be subject to tax on undistributed amounts.

In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and

95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet the 90% distribution requirements, we may find it necessary and desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our REIT status. We can provide no assurance that financing would be available for these purposes on favorable terms.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution.

In addition to the other distribution requirements above, to preserve our status as a REIT we are required to timely distribute C corporation earnings and profits that we inherit from acquired corporations.

Acquisition of C Corporations

On each of January 11, 2002, March 31, 2008, and November 1, 2008, we acquired all of the outstanding stock of a C corporation. At the time of those acquisitions, certain of those C corporations directly or indirectly owned all of the outstanding equity interests in various corporate and noncorporate subsidiaries. On October 1, 2006, we acquired all of the outstanding stock of an S corporation and its disregarded entity subsidiary, which were formerly C corporations. Upon these acquisitions, each of the acquired entities became either our qualified REIT subsidiary under Section 856(i) of the IRC or a disregarded entity under Treasury regulations issued under Section 7701 of the IRC. Thus, after the acquisition, all assets, liabilities and items of income, deduction and credit of the acquired entities have been treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally were treated as the successor to the acquired entities' federal income tax attributes, such as those entities' adjusted tax bases in their assets and their depreciation schedules; we were also treated as the successor to the acquired corporate entities' earnings and profits for federal income tax purposes, if any.

Built-in Gains from C Corporations. As described above, notwithstanding our qualification and taxation as a REIT, we may still be subject to corporate taxation in particular circumstances. Specifically, if we acquire an asset from a corporation in a transaction in which our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of that asset in the hands of a present or former C corporation, and if we subsequently recognize gain on the disposition of that asset during the ten year period beginning on the date on which the asset ceased to be owned by the C corporation, then we will generally pay tax at the highest regular corporate tax rate, currently 35%, on the lesser of (1) the excess, if any, of the asset's fair market value over its adjusted tax basis, each determined as of the time the asset ceased to be owned by the C corporation, or (2) our gain recognized in the disposition. Accordingly, any taxable disposition of an asset so acquired during the applicable ten year period could be subject to tax under these rules. Notwithstanding the ten year recognition period otherwise prescribed, the recognition period is reduced from ten to five years for the 2011 tax year. Thus, for example, any 2011 disposition of assets that we acquired in the January 11, 2002 transaction would not attract corporate level tax. However, we have not disposed, and have no present plan or intent to dispose, of any material assets acquired in such transactions.

To the extent of our gains in a taxable year that are subject to the built-in gains tax described above, net of any taxes paid on such gains with respect to that taxable year, our taxable dividends paid to you in the following year are eligible for treatment as qualified dividends that are taxed to our noncorporate shareholders at the maximum capital gain rate of 15% (scheduled to expire for taxable years beginning after December 31, 2012).

Earnings and Profits. A REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon the closing of our corporate acquisitions, we succeeded to the undistributed earnings and profits, if any, of the acquired corporate entities. Thus, we needed to distribute any such earnings and profits no later than the end of the applicable tax year. If we failed to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on the relief provision described below.

Although Sullivan & Worcester LLP is unable to render an opinion on factual determinations such as the amount of undistributed earnings and profits, we made an investigation of or retained accountants to compute the amount of undistributed earnings and profits that we inherited in our corporate acquisitions. Based on these calculations, we believe that we did not inherit any undistributed earnings and profits that remained undistributed at the end of the applicable tax year. However, there can be no assurance that the IRS would not, upon subsequent examination, propose adjustments to our calculation of the undistributed earnings and profits that we inherited, including adjustments that might be deemed necessary by the IRS as a result of its examination of the companies we acquired. In any such examination, the IRS might consider all taxable years of the acquired subsidiaries as open for review for purposes of its proposed adjustments. If it is subsequently determined that we had undistributed earnings and profits as of the end of the applicable tax year, we may be eligible for a relief provision similar to the "deficiency dividends" procedure described above. To utilize this relief provision, we would have to pay an interest charge for the delay in distributing the undistributed earnings and profits; in addition, we would be required to distribute to our shareholders, in addition to our other REIT distribution requirements, the amount of the undistributed earnings and profits less the interest charge paid.

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our real property on a straight-line basis over 40 years and our personal property over the applicable shorter periods. These depreciation schedules may vary for properties that we acquire through tax-free or carryover basis acquisitions.

We are entitled to depreciation deductions from our facilities only if we are treated for federal income tax purposes as the owner of the facilities. This means that the leases of the facilities must be classified for federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case. In the case of sale-leaseback arrangements, the IRS could assert that we realized prepaid rental income in the year of purchase to the extent that the value of a leased property, at the time of purchase, exceeded the purchase price for that property. While we believe that the value of leased property at the time of purchase did not exceed purchase prices, because of the lack of clear precedent we cannot provide assurances as to whether the IRS might successfully assert the existence of prepaid rental income in any of our sale-leaseback transactions.

Taxation of U.S. Shareholders

The maximum individual federal income tax rate for long-term capital gains is generally 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2012) and for most corporate dividends is generally also 15% (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2012). However, because we are not generally subject to federal

income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, dividends on our shares generally are not eligible for such 15% tax rate on dividends while that rate is in effect. As a result, our ordinary dividends continue to be taxed at the higher federal income tax rates applicable to ordinary income. However, the favorable federal income tax rates for long-term capital gains, and while in effect, for dividends, generally apply to:

(1) your long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a maximum 25% federal income tax rate);

(3) our dividends attributable to dividends, if any, received by us from non-REIT corporations such as taxable REIT subsidiaries; and

(4) our dividends to the extent attributable to income upon which we have paid federal corporate income tax.

As long as we qualify as a REIT for federal income tax purposes, a distribution to our U.S. shareholders that we do not designate as a capital gain dividend will be treated as an ordinary income dividend to the extent of our current or accumulated earnings and profits. Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

In addition, we may elect to retain net capital gain income and treat it as constructively distributed. In that case:

(1) we will be taxed at regular corporate capital gains tax rates on retained amounts;

(2) each U.S. shareholder will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated a capital gain dividend;

(3) each U.S. shareholder will receive a credit for its designated proportionate share of the tax that we pay;

(4) each U.S. shareholder will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over its proportionate share of the tax that we pay; and

(5) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

If we elect to retain our net capital gains in this fashion, we will notify our U.S. shareholders of the relevant tax information within 60 days after the close of the affected taxable year.

As discussed above, for noncorporate U.S. shareholders, long-term capital gains are generally taxed at maximum rates of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2012) or 25%, depending upon the type of property disposed of and the previously claimed depreciation with respect to this property. If for any taxable year we designate capital gain dividends for U.S. shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares. We will similarly designate the portion of any capital gain dividend that is to be taxed to noncorporate U.S. shareholders at the maximum rates of 15% (scheduled to increase to 20% for taxable years beginning

after December 31, 2012) or 25% so that the designations will be proportionate among all classes of our shares.

Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in the shareholder's shares, but will reduce the shareholder's basis in those shares. To the extent that these excess distributions exceed the adjusted basis of a U.S. shareholder's shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at a maximum rate of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2012). No U.S. shareholder may include on his federal income tax return any of our net operating losses or any of our capital losses.

If a dividend is declared in October, November, or December to shareholders of record during one of those months, and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year. Also, items that are treated differently for regular and alternative minimum tax purposes are to be allocated between a REIT and its shareholders under Treasury regulations which are to be prescribed. It is possible that these Treasury regulations will require tax preference items to be allocated to our shareholders with respect to any accelerated depreciation or other tax preference items that we claim.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in the shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of our long-term capital gain dividends during the holding period.

For taxable years beginning after December 31, 2012, U.S. holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

The IRC imposes a penalty for the failure to properly disclose a "reportable transaction." A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (a) $10 million in any single year or $20 million in any combination of years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in any combination of years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, if an appropriate election is made by the shareholder, capital gain dividend distributions received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt Shareholders

In Revenue Ruling 66-106, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income," even though the REIT may have financed some of its activities with acquisition indebtedness. Although revenue rulings are interpretive in nature and subject to revocation or modification by the IRS, based upon the analysis and conclusion of Revenue Ruling 66-106, our distributions made to shareholders that are tax-exempt pension plans, individual retirement accounts, or other qualifying tax-exempt entities should not constitute unrelated business taxable income, provided that the shareholder has not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, and provided further that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit.

Tax-exempt pension trusts that own more than 10% by value of a "pension-held REIT" at any time during a taxable year may be required to treat a percentage of all dividends received from the pension-held REIT during the year as unrelated business taxable income. This percentage is equal to the ratio of:

(1) the pension-held REIT's gross income derived from the conduct of unrelated trades or businesses, determined as if the pension-held REIT were a tax-exempt pension fund, less direct expenses related to that income, to

(2) the pension-held REIT's gross income from all sources, less direct expenses related to that income,

except that this percentage shall be deemed to be zero unless it would otherwise equal or exceed 5%. A REIT is a pension-held REIT if:

- the REIT is "predominantly held" by tax-exempt pension trusts; and
- the REIT would fail to satisfy the "closely held" ownership requirement discussed above if the stock or beneficial interests in the REIT held by tax-exempt pension trusts were viewed as held by tax-exempt pension trusts rather than by their respective beneficiaries.

A REIT is predominantly held by tax-exempt pension trusts if at least one tax-exempt pension trust owns more than 25% by value of the REIT's stock or beneficial interests, or if one or more tax-exempt pension trusts, each owning more than 10% by value of the REIT's stock or beneficial interests, own in the aggregate more than 50% by value of the REIT's stock or beneficial interests. Because of the share ownership concentration restrictions in our declaration of trust, we believe that we are not and will not be a pension-held REIT. However, because our shares are publicly traded, we cannot completely control whether or not we are or will become a pension-held REIT.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the IRC, respectively, are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions from a REIT as unrelated business taxable income. In addition, these prospective investors should consult their own tax advisors concerning any "set aside" or reserve requirements applicable to them.

Taxation of Non-U.S. Shareholders

The rules governing the United States federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. shareholder, we urge you to consult with your own tax advisor to determine the impact of United States federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in our shares.

In general, a non-U.S. shareholder will be subject to regular United States federal income tax in the same manner as a U.S. shareholder with respect to its investment in our shares if that investment is effectively connected with the non-U.S. shareholder's conduct of a trade or business in the United States (and, if provided by an applicable income tax treaty, is attributable to a permanent establishment or fixed base the non-U.S. shareholder maintains in the United States). In addition, a corporate non-U.S. shareholder that receives income that is or is deemed effectively connected with a trade or business in the United States may also be subject to the 30% branch profits tax under Section 884 of the IRC, which is payable in addition to regular United States federal corporate income tax. The balance of this discussion of the United States federal income taxation of non-U.S. shareholders addresses only those non-U.S. shareholders whose investment in our shares is not effectively connected with the conduct of a trade or business in the United States.

A distribution by us to a non-U.S. shareholder that is not attributable to gain from the sale or exchange of a United States real property interest and that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. A distribution of this type will generally be subject to United States federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated its entitlement to benefits under a tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. shareholder would otherwise receive, and the non-U.S. shareholder may bear brokerage or other costs for this withholding procedure. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate a capital gain dividend. Notwithstanding this withholding on distributions in excess of our current and accumulated earnings and profits, these distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below. A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to him in excess of our current and accumulated earnings and profits.

From time to time, some of our distributions may be attributable to the sale or exchange of United States real property interests. However, capital gain dividends that are received by a non-U.S. shareholder, including dividends attributable to our sales of United States real property interests, will be subject to the taxation and withholding regime applicable to ordinary income dividends and the branch profits tax will not apply, provided that (1) the capital gain dividends are received with respect to a class of shares that is "regularly traded" on a domestic "established securities market" such as the New York Stock Exchange, or the NYSE, both as defined by applicable Treasury regulations, and (2) the non-U.S. shareholder does not own more than 5% of that class of shares at any time during the one-year period ending on the date of distribution of the capital gain dividends. If both of these provisions are satisfied, qualifying non-U.S. shareholders will not be subject to withholding on capital gain dividends as though those amounts were effectively connected with a United States trade or business, and qualifying non-U.S. shareholders will not be required to file United States federal income tax returns or pay branch profits tax in respect of these capital gain dividends. Instead, these dividends will be subject to United States federal income tax and withholding as ordinary dividends, currently at a 30% tax rate unless reduced by applicable treaty, as discussed below. Although there can be no assurance in this regard, we believe that our common shares have been and will remain "regularly traded" on a domestic "established securities market" within the meaning of applicable Treasury

regulations; however, we can provide no assurance that our shares will continue to be "regularly traded" on a domestic "established securities market" in future taxable years.

Except as discussed above, for any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest are taxed to a non-U.S. shareholder as if these distributions were gains effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. Accordingly, a non-U.S. shareholder that does not qualify for the special rule above will be taxed on these amounts at the normal capital gain rates applicable to a U.S. shareholder, subject to any applicable alternative minimum tax and to a special alternative minimum tax in the case of nonresident alien individuals; such a non-U.S. shareholder will be required to file a United States federal income tax return reporting these amounts, even if applicable withholding is imposed as described below; and such a non-U.S. shareholder that is also a corporation may owe the 30% branch profits tax under Section 884 of the IRC in respect of these amounts. We or other applicable withholding agents will be required to withhold from distributions to such non-U.S. shareholders, and remit to the IRS, 35% of the maximum amount of any distribution that could be designated as a capital gain dividend. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions up to the amount of the designated prior distributions will be treated as capital gain dividends. The amount of any tax withheld is creditable against the non-U.S. shareholder's United States federal income tax liability, and the non-U.S. shareholder may file for a refund from the IRS of any amount of withheld tax in excess of that tax liability.

A special "wash sale" rule applies to a non-U.S. shareholder who owns any class of our shares if (1) the shareholder owns more than 5% of that class of shares at any time during the one-year period ending on the date of the distribution described below, or (2) that class of our shares is not, within the meaning of applicable Treasury regulations, "regularly traded" on a domestic "established securities market" such as the NYSE. Although there can be no assurance in this regard, we believe that our common shares have been and will remain "regularly traded" on a domestic "established securities market" within the meaning of applicable Treasury regulations, all as discussed above; however, we can provide no assurance that our shares will continue to be "regularly traded" on a domestic "established securities market" in future taxable years. We thus anticipate this wash sale rule to apply, if at all, only to a non-U.S. shareholder that owns more than 5% of either our common shares or any class of our preferred shares. Such a non-U.S. shareholder will be treated as having made a "wash sale" of our shares if it (1) disposes of an interest in our shares during the 30 days preceding the ex-dividend date of a distribution by us that, but for such disposition, would have been treated by the non-U.S. shareholder in whole or in part as gain from the sale or exchange of a United States real property interest, and then (2) acquires or enters into a contract to acquire a substantially identical interest in our shares, either actually or constructively through a related party, during the 61-day period beginning 30 days prior to the ex-dividend date. In the event of such a wash sale, the non-U.S. shareholder will have gain from the sale or exchange of a United States real property interest in an amount equal to the portion of the distribution that, but for the wash sale, would have been a gain from the sale or exchange of a United States real property interest. As discussed above, a non-U.S. shareholder's gain from the sale or exchange of a United States real property interest can trigger increased United States taxes, such as the branch profits tax applicable to non-U.S. corporations, and increased United States tax filing requirements.

If for any taxable year we designate capital gain dividends for our shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from United States corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. You must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's United States federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. The 35% withholding tax rate discussed above on some capital gain dividends corresponds to the maximum income tax rate applicable to corporate non-U.S. shareholders but is higher than the current 15% and 25% maximum rates on capital gains generally applicable to noncorporate non-U.S. shareholders. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will have to collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. shareholder would otherwise receive, and the non-U.S. shareholder may bear brokerage or other costs for this withholding procedure.

If our shares are not "United States real property interests" within the meaning of Section 897 of the IRC, then a non-U.S. shareholder's gain on sale of these shares generally will not be subject to United States federal income taxation, except that a nonresident alien individual who was in the United States for 183 days or more during the taxable year may be subject to a 30% tax on this gain. Our shares will not constitute a United States real property interest if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares is held directly or indirectly by foreign persons. We believe that we have been and will remain a domestically controlled REIT and thus a non-U.S. shareholder's gain on sale of our shares will not be subject to United States federal income taxation. However, because our shares are publicly traded, we can provide no assurance that we have been or will remain a domestically controlled REIT. If we are not a domestically controlled REIT, a non-U.S. shareholder's gain on sale of our shares will not be subject to United States federal income taxation as a sale of a United States real property interest if that class of shares is "regularly traded," as defined by applicable Treasury regulations, on an established securities market like the NYSE, and the non-U.S. shareholder has at all times during the preceding five years owned 5% or less by value of that class of shares. In this regard, because the shares of others may be redeemed, a non-U.S. shareholder's percentage interest in a class of our shares may increase even if it acquires no additional shares in that class. If the gain on the sale of our shares were subject to United States federal income taxation, the non-U.S. shareholder will generally be subject to the same treatment as a U.S. shareholder with respect to its gain, will be required to file a United States federal income tax return reporting that gain, and a corporate non-U.S. shareholder might owe branch profits tax under Section 884 of the IRC. A purchaser of our shares from a non-U.S. shareholder will not be required to withhold on the purchase price if the purchased shares are regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, a purchaser of our shares from a non-U.S. shareholder may be required to withhold 10% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Withholding and Information Reporting

Information reporting and backup withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. The backup withholding rate is currently 28% and is scheduled to increase to 31% after 2012. Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the shareholder's

federal income tax liability. In the case of any in kind distributions of property by us to a shareholder, we or other applicable withholding agents will have to collect any applicable backup withholding by reducing to cash for remittance to the IRS a sufficient portion of the property that our shareholder would otherwise receive, and the shareholder may bear brokerage or other costs for this withholding procedure.

A U.S. shareholder will be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number; and
- certifies that the U.S. shareholder is exempt from backup withholding because it comes within an enumerated exempt category, it has not been notified by the IRS that it is subject to backup withholding, or it has been notified by the IRS that it is no longer subject to backup withholding.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number on the IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and we or other applicable withholding agents may have to withhold a portion of any distributions or proceeds paid to such U.S. shareholder. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it comes within an enumerated exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares may be subject to backup withholding, unless the non-U.S. shareholder properly certifies its non-U.S. shareholder status on an IRS Form W-8 or substantially similar form in the manner described above. Similarly, information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies its non-U.S. shareholder status on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

After December 31, 2012, the reporting obligations of non-United States financial institutions and other non-United States entities for purposes of identifying accounts and investments held directly or indirectly by United States persons are increased. The failure to comply with these additional information reporting, certification and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to applicable shareholders or intermediaries. Specifically, a 30% withholding tax is imposed on dividends on and gross proceeds from the sale or other disposition of our shares paid to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes applicable diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the United States Treasury that requires, among other things, that it undertake to

identify accounts held by applicable United States persons or United States-owned foreign entities, annually report specified information about such accounts, and withhold 30% on payments to noncertified holders. If you hold our shares through a non-United States intermediary or if you are a non-United States person, we urge you to consult your own tax advisor regarding foreign account tax compliance.

Other Tax Consequences

Our tax treatment and that of our shareholders may be modified by legislative, judicial, or administrative actions at any time, which actions may be retroactive in effect. The rules dealing with federal income taxation are constantly under review by the Congress, the IRS and the Treasury Department, and statutory changes, new regulations, revisions to existing regulations, and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

Fiduciaries of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, must consider whether:

- their investment in our shares satisfies the diversification requirements of ERISA;
- the investment is prudent in light of possible limitations on the marketability of our shares;
- they have authority to acquire our shares under the applicable governing instrument and Title I of ERISA; and
- the investment is otherwise consistent with their fiduciary responsibilities.

Trustees and other fiduciaries of an ERISA plan may incur personal liability for any loss suffered by the plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the plan on account of a violation. Fiduciaries of any IRA, Roth IRA, tax favored account (such as an Archer MSA, Coverdell education savings account or health savings account), Keogh Plan or other qualified retirement plan not subject to Title I of ERISA, or non-ERISA plans, should consider that a plan may only make investments that are authorized by the appropriate governing instrument.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to a plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that the investment is appropriate for plans generally or any particular plan.

Prohibited Transactions

Fiduciaries of ERISA plans and persons making the investment decision for an IRA or other non-ERISA plan should consider the application of the prohibited transaction provisions of ERISA and

the IRC in making their investment decision. Sales and other transactions between an ERISA or non-ERISA plan, and persons related to it, are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of an ERISA plan or non-ERISA plan may cause a wide range of other persons to be treated as disqualified persons or parties in interest with respect to it. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of ERISA plans, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest with respect to the plan. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA or Roth IRA is maintained or his beneficiary, the IRA or Roth IRA may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a prohibited transaction.

"Plan Assets" Considerations

The U.S. Department of Labor, which has administrative responsibility over ERISA plans as well as non-ERISA plans, has issued a regulation defining "plan assets." The regulation generally provides that when an ERISA or non-ERISA plan acquires a security that is an equity interest in an entity and that security is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA plan's or non-ERISA plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

Each class of our shares (that is, our common shares and any class of preferred shares that we may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act within the necessary time frame to satisfy the foregoing condition.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We believe our common shares are and will remain widely held, and we expect the same to be true of any class of preferred shares that we may issue, but we can give no assurances in this regard.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment which would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;
- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting

forth representations as to compliance with any restrictions on transfer which are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure which establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and
- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that there exist no other facts or circumstances limiting the transferability of our shares which are not included among those enumerated as not affecting their free transferability under the regulation, and we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer which would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist which restrict transferability of these shares, we have received an opinion of our counsel, Sullivan & Worcester LLP, that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of the shares under our declaration of trust and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA plan or non-ERISA plan that invests in our shares.

Item 1A. Risk Factors.

Our business faces many risks. The risks described below may not be the only risks we face, but are the risks we know of that we believe may be material at this time. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks occurs, our business, financial condition or results of operations could suffer and the trading price of our securities could decline. Investors and prospective investors should consider the following risks and the information contained under the heading "Warning Concerning Forward Looking Statements" before deciding whether to invest in our securities.

Risks Related to Our Tenants and Operators

Financial and other difficulties at Five Star could adversely affect us.

As of December 31, 2010, Five Star pays approximately 49% of our total annualized rental income and operates approximately 54% of our assets, at cost (less impairments). Five Star has not been consistently profitable since it became a public company in 2001. Also, while Five Star has access to a revolving line of credit from a financial institution for $35.0 million maturing in March 2013, Five Star has limited resources and has substantial lease obligations to us and others. Five Star's business is subject to a number of risks, including the following:

- Five Star has high operating leverage. A small percentage decline in Five Star's revenue or increase in Five Star's expenses could have a material negative impact on Five Star's operating results;
- Medicare and Medicaid payments account for some of Five Star's total revenues. A reduction in these payment rates or a failure of these payment rates to match Five Star's cost increases may materially adversely affect Five Star;

- Current general economic conditions may adversely affect Five Star's operations. For example, tight credit market conditions may make it more expensive for Five Star to access the working capital it requires for its operations. Similarly, the current slowing of the housing market may make it more difficult for potential residents of our properties operated by Five Star to sell their homes, causing these persons to defer relocating to Five Star facilities and reducing Five Star's occupancies, revenues and operating income;
- Five Star's growth strategy, including recent acquisitions, may not succeed and may result in reduced profits or recurring losses;
- Increases in liability insurance costs have in the past negatively impacted Five Star's operating results and may adversely impact its future results;
- Increases in labor costs could have a material adverse effect on Five Star; and
- Extensive regulation applicable to Five Star's business increases Five Star's costs and may result in losses.

If Five Star's operations are unprofitable, Five Star may default its rent obligations to us. Additionally, if Five Star were to fail to provide quality services, our income from these properties may be adversely affected. Further if we were required to replace Five Star as our tenant, this could result in significant disruptions at the affected properties and declines in our income and cash flows.

Five Star may not be able to profitably operate the two rehabilitation hospitals we own.

We lease two rehabilitation hospitals to Five Star. Medicare pays a significant amount of the revenues at these rehabilitation hospitals and these hospitals may be subject to prospective or retroactive rate adjustments. For example, during Medicare cost periods, 60% of a facility's total inpatient population must require intensive rehabilitation services associated with treatment of at least one of 13 designated medical conditions, and if the hospitals' operations do not remain in compliance with this 60% rule, CMS may reclassify these facilities as a different type of Medicare provider that would lower their reimbursement rates. Also, retroactive audits of Medicare claims submitted by IRFs and other providers are expanding, and CMS is recouping amounts paid for services determined by auditors not to have been medically necessary or not to meet Medicare criteria for coverage as billed. Five Star may be required to make substantial repayments to Medicare if the auditors make such findings. Unprofitable operations at these hospitals could jeopardize Five Star's ability to pay rent to us.

Sunrise's operation of our properties may adversely affect us.

In March 2003, Marriott sold its subsidiary, MSLS, to Sunrise. In 2010, Sunrise's annual rent to us for the 14 properties it leases was $32.5 million, or 8% of our total annualized rental income. Sunrise has recently reported significant losses and Sunrise may become unable to pay rent due to us. Although this rent is guaranteed by Marriott, which formerly owned Sunrise, Marriott is no longer in the senior living business and Marriott may be unwilling or unable to assume these operations. Moreover, if Marriott assumes these operations pursuant to its guarantee or if some other operator assumes these operations after a Sunrise default, these operations may deteriorate and the value of our investment in these properties may decline materially.

Some of our tenants are faced with significant potential litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to pay their lease payments and fulfill their insurance and indemnification obligations to us.

In some states, advocacy groups monitor the quality of care at skilled nursing facilities and assisted and independent living facilities, and these groups have brought litigation against operators. Also, in several instances, private litigations by skilled nursing facility patients, assisted and independent living facility residents or their families have succeeded in winning very large damage awards for alleged neglect. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by some of our tenants. The cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment in many parts of the United States continues. This has affected the ability of some of our tenants to obtain and maintain adequate liability and other insurance and manage their related risk exposures. In addition to being unable to fulfill their insurance, indemnification and other obligations to us under their leases and thereby potentially exposing us to those risks, these litigation risks and costs could cause some of our tenants to become unable to pay rents due to us.

The operations of some of our facilities are dependent upon payments from the Medicare and Medicaid programs.

Eight percent (8%) of our annual rents come from properties where a majority of the operating revenues are received from the Medicare and Medicaid programs. Even at properties where less than a majority of the revenues come from Medicare or Medicaid payments, a reduction in such payments can materially adversely impact profits or result in losses by our tenants. CMS and some members of Congress have proposed Medicare and Medicaid policy changes and rate reductions to be phased in during the next several years. PPACA includes provisions that reduce annual Medicare rate updates that may result in future Medicare payment rates being less than we believe may be required for some of our tenants to properly operate their businesses conducted on our properties. Some of the states in which our tenants operate either have not raised Medicaid rates by amounts sufficient to offset increasing costs, have frozen or reduced Medicaid rates, or are likely to freeze or reduce Medicaid rates. Most states are experiencing difficult fiscal conditions, increasing the likelihood of Medicaid rate reductions, freezes or increases that are insufficient to offset increasing operating costs of some of our tenants. Also, the federal government has extended certain increases in federal payments to states for Medicaid programs in effect since October 1, 2008 for an additional six months through June 30, 2011, but at substantially reduced levels. We expect the phasing out of these temporary federal payments, combined with the anticipated slow recovery of state revenues, to result in continued difficult state fiscal conditions. Some state budget deficits are likely to increase, and it is possible that some states may reduce or freeze Medicaid payments to some of our tenants as part of an effort to balance their budgets. We expect that Medicaid rate increases will be less than cost increases experienced by some of our tenants. Because of the current federal budget deficit and other federal priorities, we are unable to estimate how recent or future Medicare and Medicaid policy changes or rate changes will affect certain tenants. If and to the extent Medicare or Medicaid rates are reduced from current levels or if rate increases are less than increases in our tenants' operating costs, it could have a material adverse effect on the ability of some of our tenants, including Five Star, to pay rent to us.

Provisions of the Patient Protection and Affordable Care Act could adversely affect our tenants.

PPACA contains insurance changes, payment changes and healthcare delivery systems changes intended to expand access to health insurance coverage and reduce the growth of healthcare expenditures while simultaneously maintaining or improving the quality of healthcare. These inherently

contradictory goals may not be achieved. Under PPACA, beginning in federal fiscal year 2012, a productivity adjustment will reduce the Medicare SNF and IRF Medicare basket updates for inflation, which may result in payment rates for a fiscal year being less than for the preceding fiscal year. PPACA also reduced the Medicare IRF update for inflation by 0.25% for federal fiscal years 2010 and 2011, for discharges on and after April 1, 2010. PPACA will reduce future Medicare IRF updates for inflation by amounts ranging from 0.1% to 0.3% for federal fiscal years 2012 through 2016, and by 0.75% for federal fiscal years 2017 through 2019. PPACA also establishes an Independent Payment Advisory Board to submit legislative proposals to Congress and take other actions with a goal of reducing Medicare spending growth and includes various other provisions affecting Medicare and Medicaid providers, including enforcement reforms and increased funding for Medicare and Medicaid program integrity control initiatives. We are unable to predict the impact on our tenants of the productivity adjustments or other PPACA provisions on future Medicare rates for SNFs and IRFs, or of the insurance, payment, and healthcare delivery systems changes contained in and to be developed pursuant to PPACA on our tenants. The changes implemented or to be implemented under PPACA could result in the failure of Medicare, Medicaid or private payment reimbursement rates to cover our tenants' increasing expenses or other circumstances that could have a material adverse effect on our tenants' abilities to pay rent to us.

Financial markets are still recovering from a period of disruption and recession, and we are unable to predict if and when the economy will stabilize or improve.

The financial markets are still recovering from a recession, which created volatile market conditions, resulted in a decrease in availability of business credit and led to the insolvency, closure or acquisition of a number of financial institutions. While the markets showed signs of stabilizing in the end of 2010, it remains unclear when the economy will fully recover to pre-recession levels. Continued economic weakness in the U.S. economy generally or a new recession would likely adversely affect our financial condition and that of our tenants, and could impact the ability of our tenants to pay rent to us.

Risks Related to Our Business

If the current weakness in the U.S. economy continues for a substantial period, our operating and financial results may be harmed by further declines in occupancy at our senior living facilities, wellness centers and MOBs.

The performance of the U.S. healthcare industry has historically been correlated with the performance of the U.S. economy in general. From 2008 through 2010, the U.S. economy experienced significant weakness due primarily to weakness in the housing market, reduced consumer and business spending and constrained credit markets. As a result, the U.S. healthcare industry generally, and our senior housing properties specifically, experienced declines in occupancy, revenues and profitability in 2010 that are expected to continue into 2011 and potentially beyond 2011. For example, the inability for seniors to sell their houses has likely caused some not to relocate to our senior living properties, discretionary medical expenditures are often deferred during weak economic periods causing some of our MOB tenants to reduce their space needs and the operations at our wellness centers may be adversely impacted by the deteriorating economic conditions if consumers reduce discretionary spending for wellness activities. If the current economic weakness in the United States continues or gets worse, our operating and financial results likely will decline.

We may be unable to access the capital necessary to repay debts or fund required distributions to remain a REIT.

We have large amounts of debts which will need to be refinanced within the next three years. For example, our $550.0 million revolving credit facility will expire in December 2011 and $225.0 million of

our unsecured senior notes will mature in January 2012. At this time, it is unclear whether we will be able to refinance these debt maturities or the cost and other terms which we may incur to accomplish such refinancings. Although capital market conditions have recently improved, the availability and cost of credit continue to be volatile, and the number of institutions active in lending to the healthcare sector is relatively limited compared to some other parts of the real estate industry. Moreover, if we are able to renew our revolving credit facility, one or more financial institutions which now participate may choose not to participate in the renewal, we may be unable to find replacement lenders and our access to borrowing under the renewed revolving credit facility could be reduced. We cannot provide assurance that we will be able to renew our revolving credit facility or that, if renewed, we will be able to maintain its current size; and we expect that, due to increased credit spreads in current market conditions, the cost of borrowings under a renewed revolving credit facility if it is available will be materially higher than our current revolving credit facility. Nonpayment at maturity or other defaults on our revolving credit facility or any of our other debt will likely cause a cross default of all our outstanding debt. If we are unable to access capital to refinance our debt maturities, we may be unable to pay distributions and the market value of our shares will likely decline.

To retain our status as a REIT, we are required to distribute at least 90% of our annual REIT taxable income (excluding capital gains) and satisfy a number of organizational and operational requirements to which REITs are subject. Accordingly, we are generally not able to retain sufficient cash from operations to repay debts, invest in our properties and fund acquisitions. Our business and growth strategies depend, in part, upon our ability to raise additional capital at reasonable costs to repay our debts, invest in our properties and fund new acquisitions. Because of the significant reduction in the past two years in the amount of capital available to businesses on a global basis, our ability to raise reasonably priced capital is not guaranteed; we may be unable to raise reasonably priced capital because of reasons related to our business or for reasons beyond our control, such as market conditions. If we are unable to raise reasonably priced capital, our business and growth strategies may fail and we may be unable to remain a REIT.

Increasing interest rates may adversely affect us and the value of an investment in our shares.

There are three principal ways that increasing interest rates may adversely affect us and the value of an investment in our shares:

- Funds borrowed under our revolving credit facility bear interest at variable rates. If interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes due and our ability to pay distributions.

- An increase in interest rates likely would decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties.

- We expect to pay regular distributions on our shares. When interest rates on debt investments available to investors rise, the market prices of distribution paying securities often decline. Accordingly, if interest rates rise, the market price of our shares may decline.

Our properties and their operations are subject to complex regulations.

Various governmental authorities mandate certain physical characteristics of senior housing properties, hospitals, clinics, other health care facilities and biotech laboratories. Changes in these regulations may require significant expenditures. Our leases, other than our MOB leases, generally require our tenants to maintain our properties in compliance with applicable laws, and we try to monitor their compliance. However, our tentants may neglect maintenance of our properties if they suffer financial distress. Under some of our leases, we have agreed to fund capital expenditures in

return for rent increases. Our available financial resources or those of our tenants may be insufficient to fund expenditures required to keep our properties operating in accordance with regulations, and if we fund these expenditures, our tenants' financial resources may be insufficient to meet increased rental obligations to us.

Licensing, Medicare and Medicaid laws also require our tenants who operate senior living communities, hospitals, clinics and other healthcare facilities to comply with extensive standards governing operations. Various laws administered by the FDA and other agencies extensively regulate the operations of our tenants who operate biotech laboratories that develop, manufacture, market or distribute pharmaceuticals or medical devices. Various laws prohibit fraud by senior living operators, hospitals and other healthcare facilities, including civil and criminal laws that prohibit false claims in Medicare, Medicaid and other programs and that regulate patient referrals. In recent years, the federal and state governments have devoted increasing resources to monitoring the quality of care at senior living communities and to anti-fraud investigations in healthcare operations generally. When violations of anti-fraud, false claims, anti-kickback or physician referral laws are identified, federal or state authorities may impose civil or criminal penalties, treble damages and other governmental sanctions. Healthcare facilities may also be subject to license revocation or conditional licensure and exclusion from Medicare and Medicaid participation or conditional participation. The FDA may also withdraw approvals or limit approvals held by biotech laboratories, recall products, or suspend production by biotech laboratories. When quality of care deficiencies or improper billing are identified, various laws may authorize sanctions, including denial of new admissions, exclusion from Medicare or Medicaid program participation, monetary penalties, governmental oversight, temporary management or loss of licensure. Our tenants receive notices of potential sanctions and remedies from time to time, and authorities impose such sanctions from time to time on our facilities which they operate. If our tenants are unable to cure deficiencies which have been identified or which are identified in the future, these sanctions may be imposed, and if imposed, may adversely affect our tenants' ability to pay rents to us and our ability to identify substitute tenants. Federal and state requirements for change in control of healthcare facilities, including, as applicable, approvals of the proposed operator for licensure, certificate of need, and Medicare and Medicaid participation, may also limit or delay our ability to identify substitute tenants. If any of our tenants becomes unable to operate our properties or to pay our rents because it has violated government regulations or payment laws, we may have difficulty finding a substitute tenant and the value of an affected property may decline materially.

Our acquisitions may not be successful.

Our business strategy contemplates acquisitions of additional properties. We cannot assure you that acquisitions we make will prove to be successful. We might encounter unanticipated difficulties and expenditures relating to acquired properties. Newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. Notwithstanding pre-acquisition due diligence, we do not believe that it is possible to fully understand a property before it is owned and operated for an extended period of time. For example, we could acquire a property that contains undisclosed defects in design or construction. In addition, after our acquisition of a property, the market in which the acquired property is located may experience unexpected changes that adversely affect the property's value. Also, acquisitions of properties may not yield the returns we expect and, if financed using debt or new equity issuances, may result in shareholder dilution. For these reasons, among others, our property acquisitions may cause us to experience losses.

We face significant competition.

We face competition for acquisition opportunities from other investors and this competition may subject us to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including other REITs, numerous financial institutions, private equity funds, individuals and public and private companies who are actively engaged in our business; and
- competition from other real estate investors, which may increase if access to credit becomes more readily available and lending terms become more lenient, may significantly increase the purchase price we must pay to acquire properties.

In addition, our properties, particularly our MOBs, face competition for tenants. Some competing properties may be newer, better located and more attractive to tenants. Competing properties may have lower rates of occupancy than our properties, which may result in competing owners leasing available space at lower rents than we offer at our properties. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge.

Increasing investor interest in healthcare related real estate may increase competition and reduce our growth.

Our business is highly competitive and we expect that it may become more competitive in the future. We compete with a number of other REITs, numerous financial institutions, private equity funds, individuals and public and private companies who are actively engaged in our business, some of which are larger and have a lower cost of capital than we do. In the past, periods of economic recession in the economy generally have sometimes caused some investors to focus on healthcare and healthcare real estate investments because some investors believe these types of investments may be less affected by general economic circumstances than most other investments. These developments could result in increased competition for investments, fewer investment opportunities available to us and lower spreads over our cost of our capital, all of which would limit our ability to grow our business and improve our financial results.

Competition from new facilities may adversely affect some of our facilities.

Until recently, a large number of new assisted living properties were being developed. In most states these properties are subject to less stringent regulations than nursing homes and can operate with comparatively fewer personnel and at comparatively lower costs. As a result of offering newer accommodations at equal or lower costs, these assisted living properties and other senior living alternatives, including home healthcare, often attract persons who would have previously become nursing home residents. Many of the residents attracted to new assisted living properties were the most profitable nursing home patients, since they paid higher rates than Medicaid or Medicare would pay and they required lesser amounts of care. Historically, state requirements of obtaining certificates of need to develop new properties have somewhat protected nursing homes from competition; however, many states are eliminating these barriers. Also, there are few regulatory barriers to competition for home healthcare or for independent and assisted living services. These competitive factors have caused some nursing homes which we own to decline in value. This decline may continue as assisted living facilities or other elderly care alternatives such as home healthcare expand their businesses. Each of our tenants face similar risks. These competition risks may prevent our tenants and operators from maintaining or improving occupancy at our properties, which may increase the risk of default under our leases.

Real estate ownership creates risks and liabilities.

Our business is subject to risks associated with real estate ownership, including:

- leases which are not renewed at expiration and may be relet at lower rents;
- increased supply of similar properties in our markets;
- defaults and bankruptcies by our tenants;
- the illiquid nature of real estate markets which limits our ability to sell our assets rapidly to respond to changing market conditions;
- property and casualty losses, some of which may be uninsured; and
- costs that may be incurred relating to property maintenance and repair, and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act.

Acquisition and ownership of real estate is subject to environmental and climate change risks.

Acquisition and ownership of real estate is subject to risks associated with environmental hazards. We may be liable for environmental hazards at our properties, including those created by prior owners or occupants, existing tenants, abutters or other persons. Our properties may be subject to environmental laws for certain hazardous substances used to maintain these properties, such as chemicals used to clean, pesticides and lawn maintenance materials, and for other conditions, such as the presence of harmful mold. Various federal and state laws impose environmental liabilities upon property owners, such as us, for any environmental damages arising on properties they own or occupy, and we are not assured that we will not be held liable for environmental clean up at our properties, including environmental damages at sites we own and lease to our tenants. As an owner or previous owner of properties which contain environmental hazards, we also may be liable to pay damages to governmental agencies or third parties for costs and damages they incur arising from environmental hazards at the properties. Moreover, the costs and damages which may arise from environmental hazards are often difficult to project.

The current political debate about climate change has resulted in various treaties, laws and regulations which are intended to limit carbon emissions. We believe these laws being enacted or proposed may cause energy costs at our properties to increase, but we do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in large part may be passed through by us to our tenants as additional lease payments. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties which could materially and adversely affect our financial condition.

We have substantial debt obligations and may incur additional debt.

As of February 24, 2011, we have $1.3 billion in debt outstanding, which was 39% of our total book capitalization. Our note indenture and revolving credit facility permit us and our subsidiaries to incur additional debt, including secured debt. If we default in paying any of our debts or honoring our debt covenants, it may create one or more cross defaults and we could be forced to liquidate our assets for less than the values we would receive in a more orderly process.

We may experience losses from our business dealings with Affiliates Insurance Company.

We have invested approximately $5.2 million in Affiliates Insurance Company, or AIC, we have purchased substantially all our property insurance in a program designed and reinsured in part by AIC, and we are currently investigating the possibilities to expand our relationship with AIC to other types of insurance. Our principal reason for investing in AIC and for purchasing insurance in these programs is to seek to improve our financial results by obtaining improved insurance coverages at lower costs than may be otherwise available to us or by participating in any profits which we may realize as an owner of AIC. AIC's business involves the risks typical of insurance businesses. Accordingly, our anticipated financial benefits from our business dealings with AIC may be delayed or not achieved, and we may experience losses from these dealings.

Risks Related to Our Relationships with RMR and Five Star

We depend upon RMR to manage our business and implement our growth strategy.

Our ability to achieve our business objectives depends on RMR and its ability to manage our properties, source and complete new acquisitions for us on favorable terms and to execute our financing strategy on favorable terms. Because we are externally managed, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming a self managed company or by hiring another manager. Also, in the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the management fees we pay RMR, and as a result our earnings and cash flows may decline.

Our management structure and our manager's other activities may create conflicts of interest.

We have no employees. Personnel and services that we require are provided to us under contract by RMR. RMR is authorized to follow broad operating and investment guidelines and, therefore, has great latitude in determining the properties that will be proper investments for us, as well as making individual investment decisions for us. Our Board of Trustees periodically reviews our operating and investment guidelines and our properties but it does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to it by RMR. RMR is beneficially owned by our Managing Trustees, Barry Portnoy and Adam Portnoy. Barry Portnoy is Chairman and Adam Portnoy is President, Chief Executive Officer and a Director of RMR. All of the members of our Board of Trustees, including our Independent Trustees, are members of one or more boards of trustees or directors of various companies managed by RMR. All of our executive officers are also executive officers of RMR, and David J. Hegarty, our President and Chief Operating Officer, is also a Director of RMR. The foregoing individuals may hold equity in or positions with other companies managed by RMR. Such equity ownership and positions by our Trustees and officers could create, or appear to create, conflicts of interest with respect to matters involving us, RMR and its affiliates.

RMR also acts as the manager for three other publicly traded REITs: CWH, which primarily owns and operates office and industrial buildings and leased industrial land; HPT, which owns hotels and travel centers; and GOV, which owns properties that are majority leased to government tenants. RMR also provides management services to other public and private companies, including Five Star, our largest tenant, and TA, which operates and franchises travel centers. These multiple responsibilities to public companies and RMR's other businesses could create competition for the time and efforts of RMR and Messrs. Barry and Adam Portnoy. Also, RMR's multiple responsibilities to us and Five Star create potential conflicts of interest, or the appearance of such conflicts of interest.

Our management agreements with RMR were negotiated between affiliated parties and may not be as favorable to us as they would have been if negotiated between unaffiliated parties.

We pay RMR business management fees based in part upon the historical cost of our investments (including acquisition costs) which at any time may be more or less than the fair market value thereof, plus an incentive fee based upon certain increases in our funds from operations per share, as defined in our business management agreement with RMR. We also pay RMR property management fees for the properties in our MOB portfolio based in part upon the gross rents we collect from tenants and the cost of construction we incur, as defined in our property management agreement with RMR. For more information, see "Business—Manager." Our fee arrangements with RMR could encourage RMR to advocate acquisitions of properties, to undertake unnecessary construction activities or to overpay for acquisitions or construction. These arrangements may also encourage RMR to discourage sales of properties by us. Although we believe we benefit from our management by RMR, our management agreements were negotiated between affiliated parties, and the terms, including the fees payable to RMR, may not be as favorable to us as they would have been were they negotiated on an arm's length basis between unaffiliated parties.

Our management agreements with RMR may discourage our change of control.

Termination of our management agreements with RMR would be a default under our revolving credit facility unless approved by a majority of our lenders. The quality and depth of management available to us by contracting with RMR may not be able to be duplicated by our being a self managed company or by our contracting with unrelated third parties, without considerable cost increases. For these reasons, our management agreements may discourage a change of control of us.

The potential for conflicts of interest as a result of our management structure may provoke dissident shareholder activities that result in significant costs.

In the past, in particular following periods of financial distress or volatility in the market price of a company's securities, shareholder litigation, dissident trustee nominations and dissident proposals have often been instituted against companies alleging conflicts of interest in business dealings with trustees, affiliated persons and entities. Our relationship with RMR, with Messrs. Barry and Adam Portnoy and with RMR affiliates may precipitate such activities. These activities, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, even if they are without merit.

Our business dealings with Five Star may create conflicts of interest.

Five Star was originally organized as our subsidiary. We distributed substantially all our Five Star ownership to our shareholders on December 31, 2001. One of our Managing Trustees, Mr. Barry Portnoy, serves as a Managing Director of Five Star. RMR provides management services to both us and Five Star. As of December 31, 2010, our leases with Five Star accounted for 49% of our annual rents. In the future, we expect to do additional business with Five Star. We believe that our current leases and other business dealings with Five Star were entered on commercially reasonable terms and that our historical, continuing and increasing business dealings with Five Star have been beneficial to both us and Five Star. Although our transactions with Five Star have been approved by our Independent Trustees because of the historical and continuing relationships which we have with Five Star, each of our historical, continuing and expanding business dealings may not be on the same or as favorable terms as we might achieve with a third party with whom we do not have such relationships.

Risks Related to Our Organization and Structure

Ownership limitations and anti-takeover provisions in our declaration of trust, bylaws and rights agreement, as well as certain provisions of Maryland and other laws, may prevent our shareholders from receiving a takeover premium or implementing beneficial changes.

Our declaration of trust prohibits any shareholder other than CWH, RMR and their affiliates from owning more than 9.8% in value or in number of our outstanding shares. This provision of our declaration of trust is intended to assist with our REIT compliance under the IRC and otherwise to promote our orderly governance. However, this provision also inhibits acquisitions of a significant stake in us and may prevent a change in our control. Additionally, many provisions contained in our declaration of trust and bylaws and under Maryland and other laws may further deter persons from attempting to acquire control of us and implement changes that may be beneficial to shareholders, including, for example, provisions relating to:

- the division of our Trustees into three classes, with the term of one class expiring each year, and, in each case, until a successor is elected and qualifies, which could delay a change in our control;
- required qualifications for an individual to serve as a Trustee and a requirement that certain of our Trustees be "Managing Trustees" and other Trustees be "Independent Trustees";
- limitations on the ability of shareholders to propose nominees for election as Trustees and propose other business for a meeting of shareholders;
- the two-thirds shareholder vote required for removal of Trustees;
- the authority of our Board of Trustees, and not our shareholders, to adopt, amend or repeal our bylaws;
- the fact that only the Board of Trustees may call shareholder meetings and that shareholders are not entitled to act without a meeting;
- because of our ownership of AIC, we are an insurance holding company under applicable state law; accordingly, anyone who intends to solicit proxies for a person to serve as one of our Trustees or for another proposal of business not approved by our Board of Trustees may be required to receive pre-clearance from the concerned insurance regulators;
- a requirement that a shareholder who desires to nominate a person for election as Trustees or to propose other business not approved by our Board of Trustees at a meeting of our shareholders that would cause a breach or default of any debt instrument or agreement or other material agreement of ours, to provide (i) evidence of the lender's or contracting party's willingness to waive the breach of covenant or default or (ii) a detailed plan for repayment of the applicable indebtedness or curing the contractual breach or default and satisfying any resulting damage, in each case, satisfactory to our Board of Trustees; and
- the authority of our Board of Trustees to adopt certain amendments to our declaration of trust without shareholder approval, including the authority to increase or decrease the aggregate number of authorized shares, to create new classes or series of shares (including a class or series of shares that could delay or prevent a transaction or a change in our control that might involve a premium for our shares), to increase or decrease the authorized number of shares of any class or series, and to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of our shares or any new class or series of shares created by our Board of Trustees.

We maintain a rights agreement whereby, in the event a person or group of persons acquires 10% or more of our outstanding common shares, our shareholders, other than such person or group, will be entitled to purchase additional shares or other securities or property at a discount. In addition, certain provisions of Maryland law may have an anti-takeover effect. For all of these reasons, our shareholders may be unable to realize a change of control premium for our shares they own or otherwise effect a change of our policies.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our Trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the Trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust and indemnity contracts require us to indemnify our Trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former Trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our shareholders may have more limited rights against our present and former Trustees and officers than might otherwise exist absent the provisions in our declaration of trust and indemnity contracts or that might exist with other companies.

Disputes with Five Star, CWH and RMR and shareholder litigation against us or our Trustees and officers may be referred to arbitration proceedings.

Our contracts with Five Star, CWH and RMR provide that any dispute arising under those contracts may be referred to binding arbitration proceedings. Similarly, our bylaws provide that actions by our shareholders against us or against our Trustees and officers, including derivative and class actions, may be referred to binding arbitration proceedings. As a result, we and our shareholders would not be able to pursue litigation for these disputes in courts against Five Star, CWH, RMR or our Trustees and officers if the disputes were referred to arbitration. In addition, the ability to collect attorneys' fees or other damages may be limited in the arbitration proceedings, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

We may change our operational and investment policies without shareholder approval.

Our Board of Trustees determines our operational and investment policies and may amend or revise our policies, including our policies with respect to our intention to qualify for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Such policy changes could adversely affect the market value of our shares and our ability to make distributions to you.

Risks Related to Our Taxation

The loss of our tax status as a REIT for U.S. federal income tax purposes could have significant adverse consequences.

As a REIT, we generally do not pay federal and state income taxes. However, actual qualification as a REIT under the IRC depends on satisfying complex statutory requirements, for which there are only limited judicial and administrative interpretations. We believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed under the IRC as a REIT. However, we cannot be certain that, upon review or audit, the IRS will agree with this conclusion. If we cease to be a REIT, then our ability to raise capital might be adversely affected, we will be in breach under our revolving credit facility, we may be subject to material amounts of federal and state income taxes and the value of our securities likely would decline. In addition, if we lose or revoke our tax status as a REIT for a taxable year, we will generally be prevented from requalifying as a REIT for the next four taxable years.

Distributions to shareholders generally will not qualify for reduced tax rates.

The maximum tax rate for dividends payable by U.S. corporations to individual stockholders is 15% through 2012. Distributions paid by REITs, however, generally are not eligible for this reduced rate. The more favorable rates for corporate dividends may cause investors to perceive that investment in REITs is less attractive than investment in non-REIT corporations that pay dividends, thereby reducing the demand and market price of our shares.

Risks Related to Our Securities

There is no assurance that we will continue to make distributions.

We intend to continue to pay regular quarterly distributions to our shareholders. However:

- our ability to pay distributions will be adversely affected if any of the risks described herein occur;
- our payment of distributions is subject to compliance with restrictions contained in our revolving credit facility and our note indenture; and
- any distributions are made at the discretion of our Board of Trustees and will depend upon various factors that our Board of Trustees deems relevant, including our cash available for distribution, our financial condition, our results from operations, our capital requirements, our funds from operations, economic conditions and restrictions under Maryland law and maintenance of our REIT status. There are no assurances of our ability to pay distributions or regarding the form of distributions in the future. In addition, our distributions in the past have included, and may in the future include, a return of capital.

For these reasons, among others, our cash distribution rate may decline or we may cease making distributions.

Any notes we may issue will be effectively subordinated to the debts of our subsidiaries and to our secured debt.

We conduct substantially all of our business through, and all of our properties are owned by, subsidiaries. Consequently, our ability to pay debt service on our outstanding notes and any notes we issue in the future will be dependent upon the cash flow of our subsidiaries and payments by those subsidiaries to us as dividends or otherwise. Our subsidiaries are separate legal entities and have their own liabilities. Payments due on our outstanding notes, and any notes we may issue, are, or will be, effectively subordinated to liabilities of our subsidiaries, including guaranty liabilities. Subsidiaries

owning substantially all of our assets have guaranteed our revolving credit facility; none of our subsidiaries guaranty our outstanding notes. In addition, as of February 24, 2011, our subsidiaries had $652.7 million of secured debt. Our outstanding notes are, and any notes we may issue will be, also effectively subordinated to any secured debt with regard to our assets pledged to secure those debts.

We may be required to prepay our debts upon a change of control.

In certain change of control circumstances, our current and future noteholders and some of our other lenders may have the right to require us to purchase our notes which they own at their principal amount plus accrued interest and a premium.

Our notes may permit redemption before maturity, and our noteholders may be unable to reinvest proceeds at the same or a higher rate.

The terms of our notes may permit us to redeem all or a portion of our outstanding notes after a certain amount of time, or up to a certain percentage of the notes prior to certain dates. Generally, the redemption price will equal the principal amount being redeemed, plus accrued interest to the redemption date, plus any applicable premium. If a redemption occurs, our noteholders may be unable to reinvest the money they receive in the redemption at a rate that is equal to or higher than the rate of return on the applicable notes.

There may be no public market for notes we may issue and one may not develop.

Generally, any notes we may issue will be a new issue for which no trading market currently exists. We may not list our notes on any securities exchange or seek approval for price quotations to be made available through any automated quotation system. There is no assurance that an active trading market for any of our notes will exist in the future. Even if a market develops, the liquidity of the trading market for any of our notes and the market price quoted for any such notes may be adversely affected by changes in the overall market for fixed income securities, by changes in our financial performance or prospects, or by changes in the prospects for REITs or for the senior living industry generally.

Rating agency downgrades may increase our cost of capital.

Our notes and certain other obligations are rated by two rating agencies. These rating agencies may elect to downgrade their ratings on our notes or certain other obligations at any time. Such downgrades may negatively affect our access to the capital markets and increase our cost of capital, including the interest rate and fees payable under our revolving credit facility.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2010, we had real estate investments totaling $3.8 billion, at undepreciated cost, after impairment write downs, in 320 properties. At December 31, 2010, 64 properties with an aggregate cost of $921.4 million were mortgaged or subject to capital lease obligations totaling $654.0 million.

The following table summarizes some information about our properties as of December 31, 2010. All dollar amounts are in thousands.

Location of Properties by State	Number of Properties	Undepreciated Carrying Value	Net Book Value
Alabama	5	$ 29,281	$ 26,232
Arizona	9	114,755	88,029
California	21	563,333	516,462
Colorado	9	43,265	28,706
Connecticut	2	9,440	9,440
Delaware	6	87,760	71,672
Florida	17	347,111	268,260
Georgia	18	144,587	128,901
Illinois	4	80,738	65,151
Indiana	11	119,123	108,587
Iowa	6	14,108	8,869
Kansas	4	56,372	47,734
Kentucky	9	93,935	71,004
Maryland	13	180,927	150,729
Massachusetts	23	214,778	186,118
Michigan	5	16,836	13,486
Minnesota	4	71,123	66,205
Mississippi	2	13,028	11,720
Missouri	1	2,445	1,596
Nebraska	13	61,409	52,963
New Jersey	4	71,671	55,778
New Mexico	10	103,881	95,337
New York	4	67,635	64,348
North Carolina	6	61,390	57,093
Ohio	3	44,601	35,110
Oklahoma	4	28,338	27,454
Pennsylvania	19	157,232	130,080
Rhode Island	1	10,598	9,958
South Carolina	15	72,900	64,789
South Dakota	3	7,589	4,081
Tennessee	10	48,389	41,198
Texas	18	331,425	285,426
Virginia	15	153,910	120,087
Washington	1	5,193	2,787
Washington, D.C.	2	62,283	60,784
Wisconsin	21	262,125	242,147
Wyoming	2	8,198	4,519
Total	320	$3,761,712	$3,222,840

Of the properties listed above, 226 are senior living communities, two are rehabilitation hospitals, 82 are MOBs and 10 are wellness centers.

Item 3. Legal Proceedings.

None.

Item 4. [Removed and Reserved.]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common shares are traded on the NYSE (symbol: SNH). The following table sets forth for the periods indicated the high and low sale prices for our common shares as reported by the NYSE.

	High	Low
2009		
First Quarter	$18.45	$10.68
Second Quarter	18.37	13.34
Third Quarter	22.13	15.01
Fourth Quarter	22.80	18.19
2010		
First Quarter	$22.57	$19.59
Second Quarter	23.36	19.25
Third Quarter	24.57	19.31
Fourth Quarter	25.28	20.42

The closing price of our common shares on the NYSE on February 23, 2011 was $22.88.

As of February 18, 2011, the record date for our annual meeting, there were approximately 2,300 shareholders of record, and we estimate that as of such date there were approximately 71,000 beneficial owners of our common shares.

Information about distributions declared to common shareholders is summarized in the table below. Common share distributions to our shareholders are generally paid in the quarter following the quarter to which they relate.

	Distributions Per Common Share	
	2010	2009
First Quarter	$0.36	$0.35
Second Quarter	0.36	0.36
Third Quarter	0.37	0.36
Fourth Quarter	0.37	0.36

All common share distributions shown in the table above have been paid. We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our Board of Trustees and depend on our earnings, funds from operations, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our Board of Trustees deems relevant.

Item 6. Selected Financial Data.

The following table sets forth selected financial data for the periods and dates indicated. Comparative results are affected by property acquisitions and dispositions during the periods shown. This data should be read in conjunction with, and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the

consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K. Amounts are in thousands, except per share information.

	2010	2009	2008	2007	2006
Income Statement Data:					
Rental income[1]	$ 339,009	$ 296,777	$ 233,210	$ 185,936	$ 178,372
Net income[2][3]	116,485	109,715	106,511	85,303	66,101
Common distributions declared[4]	191,387	177,238	153,462	117,215	96,782
Weighted average shares outstanding	128,092	121,863	105,153	83,168	72,529
Per Common Share Data:					
Net income[2][3]	$ 0.91	$ 0.90	$ 1.01	$ 1.03	$ 0.91
Cash distributions declared to common shareholders[4]	1.46	1.43	1.40	1.38	1.32
Balance Sheet Data:					
Real estate properties, at undepreciated cost, net of impairment losses	$3,761,712	$3,317,983	$2,807,256	$1,940,347	$1,814,358
Total assets	3,392,656	2,987,926	2,496,874	1,701,894	1,584,897
Total indebtedness	1,204,890	1,042,219	730,433	426,852	545,085
Total shareholders' equity	2,127,977	1,900,650	1,731,358	1,249,410	1,019,466

(1) Rental income for the year ended December 31, 2006 includes $14.8 million of rental income from two hospitals formerly leased and operated by HealthSouth. Beginning in 2003 until November 2006, we were involved in litigation with HealthSouth seeking to increase the rent due under a lease of two hospitals to HealthSouth and to terminate the lease and repossess the hospitals. On November 8, 2006, we and HealthSouth agreed to settle our litigation, to recognize HealthSouth's lease until September 30, 2006 and to increase the annual rent due under the lease from $8.7 million to $9.9 million for the period from January 2, 2002 to September 30, 2006. As a result of the settlement, HealthSouth paid us additional rent of $5.7 million, or $0.08 per share, for periods through September 30, 2006, which we recognized as rental income in the fourth quarter of 2006. On October 1, 2006, Five Star assumed the operations of these two hospitals and began leasing them from us.

(2) Includes an impairment of assets charge of $6.0 million ($0.05 per share) and loss on early extinguishment of debt of $2.4 million ($0.02 per share) in 2010. Includes an impairment of assets charge of $15.5 million ($0.13 per share) in 2009. Includes an impairment of assets charge of $8.4 million ($0.08 per share) in 2008. Includes an impairment of assets charge of $1.4 million ($0.02 per share) and loss on early extinguishment of debt of $2.0 million ($0.02 per share) in 2007. Includes an impairment of assets charge of $1.4 million ($0.02 per share) and loss on early extinguishment of debt of $6.5 million ($0.09 per share) in 2006.

(3) Includes a gain on sale of properties of $109,000 (less than $0.01 per share), $397,000 (less than $0.01 per share) and $266,000 (less than $0.01 per share) in 2010, 2009 and 2008, respectively. Includes a loss on sale of properties of $21,000 (less than $0.01 per share) in 2006.

(4) On January 4, 2011, we declared a distribution of $0.37 per share, or $52.5 million, to be paid to common shareholders of record on January 14, 2011. This distribution was paid on February 11, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following information should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K.

PORTFOLIO OVERVIEW

(Dollars in thousands except per living unit/bed or square foot data)

(As of December 31, 2010)	Number of Properties	Number of Units/Beds or Square Feet	Investment Carrying Value[1]	% of Investment	Annualized Rental Income[2]	% of Annualized Rental Income
Facility Type						
Independent living communities[3]	43	11,524	$1,137,193	30.2%	$112,293	28.7%
Assisted living facilities[3]	131	9,342	1,035,639	27.5%	96,346	24.6%
Skilled nursing facilities[3]	52	5,514	225,629	6.0%	19,734	5.1%
Rehabilitation hospitals	2	364	69,075	1.9%	10,323	2.6%
Wellness centers	10	812,000 sq. ft.	180,017	4.8%	17,337	4.4%
MOBs	82	5,162,635 sq. ft.	1,114,159	29.6%	135,381	34.6%
Total	320		$3,761,712	100.0%	$391,414	100.0%
Tenant/Operator						
Five Star (Lease No. 1)	88	6,421	$ 632,136	16.8%	$ 54,271	13.9%
Five Star (Lease No. 2)	46	5,885	512,519	13.6%	50,464	12.9%
Five Star (Lease No. 3)	28	5,618	632,678	16.8%	63,160	16.1%
Five Star (Lease No. 4)	26	2,720	254,822	6.8%	23,341	6.0%
Sunrise/Marriott[4]	14	4,091	325,165	8.7%	32,493	8.3%
Brookdale	18	894	61,122	1.6%	8,443	2.1%
6 private companies (combined)	8	1,115	49,094	1.3%	6,524	1.7%
Wellness centers	10	812,000 sq. ft.	180,017	4.8%	17,337	4.4%
Multi-tenant MOBs	82	5,162,635 sq. ft.	1,114,159	29.6%	135,381	34.6%
Total	320		$3,761,712	100.0%	$391,414	100.0%

Tenant Operating Statistics[5]

	Rent Coverage		Occupancy		Annualized Rental Income per Living Unit, Bed or Square Foot[6]	
	2010	2009	2010	2009	2010	2009
Five Star (Lease No. 1)	1.26x	1.28x	87%	88%	$ 8,452	$ 8,325
Five Star (Lease No. 2)[7]	1.34x	1.29x	82%	83%	$ 7,271	$ 6,992
Five Star (Lease No. 3)	1.51x	1.54x	88%	90%	$11,242	$11,010
Five Star (Lease No. 4)	1.12x	1.09x	84%	85%	$ 8,581	$ 8,450
Sunrise/Marriott[4]	1.35x	1.38x	90%	90%	$ 7,943	$ 7,914
Brookdale	2.18x	2.09x	93%	92%	$ 9,444	$ 9,153
6 private companies (combined)	2.14x	1.96x	85%	84%	$ 5,851	$ 6,204
Wellness centers[8]	2.18x	2.33x	100%	100%	NA	NA
Multi-tenant MOBs[9]	NA	NA	97%	98%	$ 26	$ 27

Tenant Operating Statistics (continued)[5]

	Short and Long Term Residential Care Facilities Percentage of Operating Revenue Sources					
	Private Pay[10]		Medicare		Medicaid	
	2010	2009	2010	2009	2010	2009
Five Star (Lease No. 1)	65%	61%	12%	14%	23%	25%
Five Star (Lease No. 2)	52%	53%	33%	32%	15%	15%
Five Star (Lease No. 3)	87%	86%	12%	13%	1%	1%
Five Star (Lease No. 4)	66%	67%	14%	14%	20%	19%
Sunrise/Marriott[4]	74%	68%	23%	28%	3%	4%
Brookdale	99%	100%	—	—	1%	—
6 private companies (combined)	23%	23%	24%	24%	52%	53%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Annualized rental income is rents pursuant to signed leases as of 12/31/2010, including estimated expense reimbursements for certain net and modified gross leases and excluding lease value amortization in certain of our MOBs and wellness centers. Includes percentage rents totaling $10.3 million based on increases in gross revenues at certain short and long term residential care facilities.

(3) Properties are categorized by the type of living units or beds which constitute a majority of the living units or beds at the property.

(4) Marriott International, Inc. guarantees this lease.

(5) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended September 30, 2010 and 2009, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(6) Represents annualized rental income by lease divided by the number of living units, beds or square feet leased at December 31, 2010 and 2009.

(7) Annualized rental income per living unit, bed or square foot excludes the two rehabilitation hospitals because these properties have extensive clinic space for services to both overnight patients and patients who receive treatment and do not stay overnight, and these properties are not comparable to residential senior living properties.

(8) Annualized rental income per living unit, bed or square foot excludes the wellness centers because these properties have extensive indoor and outdoor recreation space which is not comparable to properties where rent is based on interior space only.

(9) Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(10) Private pay excludes revenues from the Medicare and Medicaid programs.

The following tables set forth information regarding lease expirations as of December 31, 2010 (dollars in thousands):

Year	Annualized Rental Income[1] Short and Long Term Residential Care Facilities	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2011	$ —	$ 6,611	$ —	$ 6,611	1.7%	1.7%
2012	—	14,660	—	14,660	3.7%	5.4%
2013	32,493	8,293	—	40,786	10.4%	15.8%
2014	—	16,505	—	16,505	4.2%	20.0%
2015	3,013	15,148	—	18,161	4.6%	24.6%
2016	2,912	9,135	—	12,047	3.1%	27.7%
2017	31,784	10,021	—	41,805	10.7%	38.4%
2018	—	3,605	—	3,605	0.9%	39.3%
2019	599	23,579	—	24,178	6.2%	45.5%
2020 and after	167,895	27,824	17,337	213,056	54.5%	100.0%
Total	$238,696	$135,381	$17,337	$391,414	100.0%	

Average remaining lease term for all properties (weighted by rent): 10.7 years

(1) Annualized rental income is rents pursuant to signed leases as of 12/31/2010, including estimated expense reimbursements for certain net and modified gross leases and excluding lease value amortization in certain of our MOBs and wellness centers. Includes percentage rents totaling $10.3 million based on increases in gross revenues at certain short and long term residential care facilities.

Year	Number of Tenants Short and Long Term Residential Care Facilities	MOBs	Wellness Centers	Total	Percent of Total Number of Tenants Expiring	Cumulative Percentage of Number of Tenants Expiring
2011	—	72	—	72	17.8%	17.8%
2012	—	70	—	70	17.3%	35.1%
2013	1	43	—	44	10.9%	46.0%
2014	—	62	—	62	15.3%	61.3%
2015	3	50	—	53	13.1%	74.4%
2016	2	27	—	29	7.2%	81.6%
2017	2	21	—	23	5.7%	87.3%
2018	—	14	—	14	3.4%	90.7%
2019	1	15	—	16	3.9%	94.6%
2020 and after	3	17	2	22	5.4%	100.0%
Total	12	391	2	405	100.0%	

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units/Beds: Short and Long Term Residential Care Facilities (Units/Beds)	Percent of Total Living Units/Beds Expiring	Cumulative Percentage of Total Living Units/Beds Expiring	Square Feet: MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2011	—	0.0%	0.0%	136,683	—	136,683	2.3%	2.3%
2012	—	0.0%	0.0%	577,686	—	577,686	9.9%	12.2%
2013	4,091	15.3%	15.3%	228,133	—	228,133	3.9%	16.1%
2014	—	0.0%	15.3%	786,174	—	786,174	13.5%	29.6%
2015	423	1.6%	16.9%	634,637	—	634,637	10.9%	40.5%
2016	517	1.9%	18.8%	374,672	—	374,672	6.4%	46.9%
2017	3,614	13.5%	32.3%	402,154	—	402,154	6.9%	53.8%
2018	—	0.0%	32.3%	102,234	—	102,234	1.8%	55.6%
2019	175	0.7%	33.0%	793,347	—	793,347	13.6%	69.2%
2020 and after	17,924	67.0%	100.0%	972,724	812,000	1,784,724	30.8%	100.0%
Total	26,744	100.0%		5,008,444	812,000	5,820,444	100.0%	

RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements included in this Annual Report on Form 10-K.

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

	Year Ended December 31,			
	2010	2009	Change	% Change
	(in thousands, except per share amounts)			
Rental income:				
Short and long term residential care facilities	$239,258	$227,926	$ 11,332	5.0%
MOBs	84,048	53,241	30,807	57.9%
All Other	15,703	15,610	93	0.6%
Total rental income	339,009	296,777	42,232	14.2%
Expenses:				
Depreciation	90,409	78,583	11,826	15.0%
Property operating expenses	19,195	14,273	4,922	34.5%
General and administrative	21,865	19,899	1,966	9.9%
Acquisition related costs	3,610	3,327	283	8.5%
Total expenses	135,079	116,082	18,997	16.4%
Operating income	203,930	180,695	23,235	12.9%
Interest and other income	1,162	1,003	159	15.9%
Interest expense	(80,017)	(56,404)	(23,613)	(41.9)%
Loss on early extinguishment of debt	(2,433)	—	(2,433)	—
Impairment of assets	(5,965)	(15,530)	9,565	61.6%
Gain on sale of properties	109	397	(288)	(72.5)%
Equity in losses of an investee	(1)	(134)	133	99.3%
Income before income tax expense	116,785	110,027	6,758	6.1%
Income tax expense	(300)	(312)	12	3.8%
Net income	$116,485	$109,715	$ 6,770	6.2%
Weighted average shares outstanding	128,092	121,863	6,229	5.1%
Net income per share	$ 0.91	$ 0.90	$ 0.01	1.1%

Rental income. Rental income for our short and long term residential care facilities segment increased because of rents from 11 facilities we acquired since January 1, 2009, offset by a reduction in rental income resulting from the sale of two facilities during 2009 and four facilities during 2010. Rental income for our MOB segment increased because of rents from 46 MOBs we acquired since January 1, 2009, offset by a reduction in rental income resulting from the sale of two MOBs during 2009.

Total expenses. Depreciation expense for the year ended December 31, 2010 increased because of our property acquisitions since January 1, 2009. The increase in property operating expenses for the year ended December 31, 2010 is the result of our acquisition of 46 MOBs since January 1, 2009. General and administrative expenses also increased during the year ended December 31, 2010 principally due to our acquisitions since January 1, 2009.

Interest expense. Interest expense increased because of interest on our $512.9 million FNMA mortgage financing entered in August 2009, the amortization of $13.6 million of deferred financing fees incurred in connection with this mortgage financing and the sale of $200.0 million of unsecured senior notes with an interest rate of 6.75% in April 2010. These increases were offset by reduced interest because of the redemption of all $97.5 million of our 7.875% unsecured senior notes due 2015 in May 2010 and lesser amounts outstanding under our revolving credit facility at lower interest rates. Our weighted average balance outstanding and interest rate under our revolving credit facility was $39.5 million and 1.1%, and $134.5 million and 1.3%, for the years ended December 31, 2010 and 2009, respectively.

Loss on early extinguishment of debt. In May 2010, we redeemed all $97.5 million of our outstanding 7.875% senior notes due 2015. As a result of this redemption, we recorded a loss on early extinguishment of debt of $2.4 million consisting of the debt prepayment premium of approximately $1.3 million and the write off of unamortized deferred financing fees of approximately $1.1 million.

Impairment of assets. During the year ended December 31, 2010, we recognized an impairment of assets charge of approximately $6.0 million related to seven properties, four of which were sold in August 2010, to reduce the carrying value of these properties to their estimated sale prices less costs to sell. During the year ended December 31, 2009, we recognized an impairment of assets charge of approximately $15.5 million related to 11 properties, three and one of which were sold in 2010 and 2009, respectively, to reduce the carrying value of these properties to their estimated sales price less costs to sell.

Gain on sale of properties. In August 2010, we sold four skilled nursing facilities for an aggregate sales price of approximately $1.5 million. We recognized a gain on sale of approximately $109,000 on the sale of these properties. In October and November 2009, we sold two skilled nursing facilities for $1.9 million and recognized a gain on sale of approximately $397,000 on the sale of these properties. These properties were leased to Five Star.

Net income. Net income increased because of the changes in revenues and expenses described above. Net income per share increased because of the changes in revenues and expenses described above offset by the increase in our weighted average number of shares outstanding (resulting from our issuances of common shares in December 2010 and February and September 2009).

Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

	Year Ended December 31,			
	2009	2008	Change	% Change
	(in thousands, except per share amounts)			
Rental income:				
Short and long term residential care facilities	$227,926	$211,131	$ 16,795	8.0%
MOBs	53,241	12,272	40,969	333.8%
All Other	15,610	9,807	5,803	59.2%
Total rental income	296,777	233,210	63,567	27.3%
Expenses:				
Depreciation	78,583	60,831	17,752	29.2%
Property operating expenses	14,273	2,792	11,481	411.2%
General and administrative	19,899	16,873	3,026	17.9%
Acquisition related costs	3,327	—	3,327	—
Total expenses	116,082	80,496	35,586	44.2%
Operating income	180,695	152,714	27,981	18.3%
Interest and other income	1,003	2,327	(1,324)	(56.9)%
Interest expense	(56,404)	(40,154)	(16,250)	(40.5)%
Impairment of assets	(15,530)	(8,379)	(7,151)	(85.3)%
Gain on sale of properties	397	266	131	49.2%
Equity in losses of an investee	(134)	—	(134)	—
Income before income tax expense	110,027	106,774	3,253	3.0%
Income tax expense	(312)	(263)	(49)	(18.6)%
Net income	$109,715	$106,511	$ 3,204	3.0%
Weighted average shares outstanding	121,863	105,153	16,710	15.9%
Net income per share	$ 0.90	$ 1.01	$ (0.11)	(10.9)%

Rental income. Rental income for our short and long term residential care facilities segment increased because of rents from 41 facilities we acquired since January 1, 2008, offset by a reduction in rental income resulting from the sale of three facilities during 2008 and two facilities during 2009. Rental income for our MOB segment increased because of rents from 58 MOBs we acquired since January 1, 2008, offset by a reduction in rental income resulting from the sale of two MOBs during 2009. Rental income for our All Other segment increased because of rents from four wellness centers we acquired in August 2008.

Total expenses. Depreciation expense for the year ended December 31, 2009 increased because of our property acquisitions since January 1, 2008. The increase in property operating expenses for the year ended December 31, 2009 is the result of our acquisition of 56 MOBs since January 1, 2008. General and administrative expenses also increased during the year ended December 31, 2009 principally due to our acquisitions since January 1, 2008. Commencing January 1, 2009, acquisition costs are expensed under The Business Combinations Topic of *The FASB Accounting Standards Codification* ™.

Interest expense. Interest expense increased because of interest on our $512.9 million FNMA mortgage financing entered in August 2009 with a weighted average interest rate of 6.59% at the time of issuance, the amortization of $12.7 million of deferred financing fees incurred in connection with this mortgage financing and greater amounts outstanding under our revolving credit facility offset by lower interest rates. Our weighted average balance outstanding and interest rate under our revolving credit

facility was $134.5 million and 1.3%, and $70.2 million and 4.7%, for the years ended December 31, 2009 and 2008, respectively.

Impairment of assets. During the years ended December 31, 2009 and 2008, we recognized an impairment of assets charge of $15.5 million and $8.4 million, respectively, related to 11 properties and four properties, respectively.

Gain on sale of properties. In October and November 2009, we sold two skilled nursing facilities for $1.9 million and recognized a gain on sale of these properties of approximately $397,000. In July 2008, we sold three assisted living facilities for $21.4 million and recognized a gain on sale of these properties of approximately $266,000.

Net income. Net income increased because of the changes in revenues and expenses described above. Net income per share decreased due to the effect of an increase in our weighted average number of shares outstanding resulting from our issuances of common shares in February and June 2008 and February and September 2009 offset by the changes in revenues described above.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of funds to pay operating expenses, debt service and distributions to shareholders is rental income from our properties. We believe that our operating cash flow will be sufficient to meet our operating expenses and debt service and pay distributions on our shares for the next 12 months and the foreseeable future after the next 12 months. Our future cash flows from operating activities will depend primarily upon our ability to:

- maintain or improve the occupancy of, and the current rental rates at, our properties;
- control operating cost increases at our MOB properties; and
- purchase additional properties which produce cash flows in excess of our cost of acquisition capital and property operating expenses.

Our Operating Liquidity and Resources

We generally receive minimum rents monthly or quarterly from our tenants and we receive percentage rents from our residential facility tenants monthly, quarterly or annually. During the year ended December 31, 2010, we generated $215.3 million of cash from operations. The increase in our cash from operations over the prior year is primarily attributable to increases in net income, excluding non cash items. Net income and the non cash items increased primarily as a result of our property acquisitions, as further described below.

Our Investment and Financing Liquidity and Resources

At December 31, 2010, we had $10.9 million of cash and cash equivalents and $422.0 million available under our revolving credit facility. We expect to use cash balances, borrowings under our revolving credit facility and net proceeds of offerings of equity or debt securities to fund future working capital requirements, property acquisitions and expenditures related to the repair, maintenance or renovation of our properties.

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipts of rents and our need or desire to pay operating expenses and distributions to our shareholders, we maintain a revolving credit facility with a group of institutional lenders. This revolving credit facility permits us to borrow up to $550.0 million. Borrowings under our revolving credit facility are unsecured. We may borrow, repay and reborrow funds until maturity, and no principal repayment is due until maturity. We pay interest on borrowings under the revolving credit

facility at LIBOR plus a spread. At December 31, 2010, the weighted average interest rate payable on our revolving credit facility was 1.06%. As of December 31, 2010 and February 24, 2011, we had $128.0 million and $5.0 million, respectively, outstanding under this revolving credit facility. This revolving credit facility matures in December 2011. We are currently monitoring market conditions for comparable revolving credit facilities and expect to refinance our revolving credit facility prior to its maturity.

When significant amounts are outstanding under our revolving credit facility or as the maturity dates of our revolving credit facility and term debts approach, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities.

In April 2010, we sold $200.0 million of senior unsecured notes. The notes require interest at a fixed rate of 6.75% per annum and are due in 2020. Net proceeds from the sale of the notes, after underwriting discounts and other expenses, were approximately $195.0 million. Interest on the notes is payable semi-annually in arrears. No principal payments are due until maturity. We used a portion of the net proceeds of this offering to repay $58.0 million in borrowings under our revolving credit facility, to fund the redemption of all $97.5 million of our outstanding 7.875% senior notes due 2015 and for general business purposes, including funding the acquisitions described below.

As described above, in April 2010, we called all of our outstanding 7.875% senior notes due 2015 for redemption on May 17, 2010. As a result of this redemption, we recorded a loss on early extinguishment of debt of approximately $2.4 million consisting of the debt prepayment premium of approximately $1.3 million and the write off of unamortized deferred financing fees and debt discount of approximately $1.1 million.

In April 2010, we acquired one MOB with 14,695 square feet located in Wheat Ridge, Colorado for approximately $4.5 million, excluding closing costs. Upon acquisition, this property was 100% leased to Clear Creek Surgery Center LLC for approximately 9.8 years. We funded this acquisition using cash on hand and by assuming a mortgage loan for approximately $2.5 million at interest of 6.73% per annum.

In June 2010, we acquired one MOB with 55,800 square feet located in Lubbock, Texas for approximately $12.2 million, excluding closing costs. Upon acquisition, this property was 100% leased to Covenant Health System for approximately 14.0 years. We funded this acquisition using cash on hand.

In August 2010, we sold four skilled nursing facilities located in Nebraska with an aggregate 196 licensed beds for an aggregate sales price of approximately $1.5 million. We recognized a gain on sale of these properties of approximately $109,000. These properties were leased to Five Star.

In September 2010, we acquired one MOB with 64,860 square feet located in Buffalo Grove, Illinois for approximately $18.4 million, excluding closing costs. Upon acquisition, this property was 88% leased to seven tenants for a weighted (by rents) average lease term of approximately 7.5 years. We funded this acquisition using cash on hand.

In September 2010, we acquired one MOB with 38,030 square feet located in Conyers, Georgia for approximately $9.8 million, excluding closing costs. Upon acquisition, this property was 91% leased to seven tenants for a weighted (by rents) average lease term of approximately 8.3 years. We funded this acquisition using cash on hand and borrowings under our revolving credit facility.

In October 2010, we acquired one MOB with 58,605 square feet located in Conroe, Texas for approximately $15.0 million, excluding closing costs. Upon acquisition, this property was 100% leased to Montgomery County Management Company, LLC for approximately 13.8 years. We funded this acquisition using cash on hand and borrowings under our revolving credit facility.

In November 2010, we entered into a series of agreements to acquire 27 MOBs located in 12 states from CWH for an aggregate purchase price of approximately $470.0 million. Between November and December 31, 2010, we acquired 21 of these properties containing 2.1 million square feet for approximately $374.1 million, excluding closing costs. In January 2011, we acquired the remaining six properties containing 737,000 square feet for approximately $95.9 million, excluding closing costs. We funded these acquisitions using cash on hand, proceeds from an equity and debt issuance and borrowings under our revolving credit facility. For more information about our dealings and relationships with CWH, and about the risks which may arise as a result of these related person transactions, please see "Risk Factors—Risks Related to Our Relationships with RMR and Five Star" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Person Transactions" of this Annual Report on Form 10-K.

In December 2010, we issued 14.4 million common shares in a public offering, raising net proceeds of approximately $281.9 million. We used the net proceeds from this offering to repay borrowings outstanding under our revolving credit facility and for general business purposes, including funding in part the acquisitions described above.

During 2010, pursuant to the terms of our existing leases with Five Star, we purchased $31.9 million of improvements made to our properties leased to Five Star, and, as a result, the annual rent payable to us by Five Star was increased by approximately $2.6 million. We used cash on hand and borrowings under our revolving credit facility to fund these purchases.

In January 2011, we sold $250.0 million of unsecured senior notes. The notes require interest at a fixed rate of 4.30% per annum and are due in 2016. Net proceeds from the sale of the notes, after underwriting discounts and other expenses, were approximately $245.4 million. Interest on the notes is payable semi-annually in arrears. No principal payments are due until maturity. We used a portion of the net proceeds of this offering to repay borrowings outstanding under our revolving credit facility and for general business purposes, including funding in part the acquisitions described above and below.

In January 2011, we acquired one MOB with 82,854 square feet located in Mendota Heights, Minnesota for approximately $14.2 million, excluding closing costs. Upon acquisition, this property was 100% leased to WuXi AppTec for approximately 8.2 years. We funded this acquisition using cash on hand and proceeds from a debt offering.

In the recent past, capital markets conditions have been challenging. The availability and cost of credit continue to be volatile, and the number of institutions active in lending to the healthcare sector is relatively limited compared to some other parts of the real estate industry. If we are able to renew our revolving credit facility, one or more financial institutions which now participate may choose not to participate in the renewal, we may be unable to find replacement lenders and our access to borrowing under the renewed revolving credit facility could be reduced. We cannot provide assurance that we will be able to renew our revolving credit facility or that, if renewed, we will be able to maintain its current size.

While we believe we will have access to various types of financings, including debt or equity, to fund our future acquisitions and to pay our debts and other obligations, there can be no assurance that we will be able to complete any debt or equity offerings or that our cost of any future financings will be reasonable. Also, the current market conditions have led to increased credit spreads which, if they continue, may result in increased interest costs when we renew our revolving credit facility or refinance our other debts. These interest cost increases could have a material and adverse impact on our results of operations and financial condition.

On January 4, 2011, we declared a quarterly distribution of $0.37 per common share, or $52.5 million, to our common shareholders for the quarter ended December 31, 2010. This distribution was paid to shareholders on February 11, 2011, using cash on hand and borrowings under our revolving credit facility.

As of December 31, 2010, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations[1]	$1,192,435	$136,777	$302,289	$ 17,274	$736,095
Capital Lease Obligations	14,575	364	897	1,158	12,156
Ground Lease Obligations	2,633	154	342	346	1,791
Interest Expense Obligations[2]	481,357	77,614	109,261	101,242	193,240
Acquisitions[3]	110,020	110,020	—	—	—
Total	$1,801,020	$324,929	$412,789	$120,020	$943,282

(1) At December 31, 2010, our term debt maturities were as follows: $128.0 million in 2011; $259.2 million in 2012; $29.9 million in 2013; $48.6 million in 2017; $506.4 million in 2019; $200.0 million in 2020; $5.6 million in 2022; and $14.7 million in 2027. In January 2011, we sold $250.0 million of unsecured senior notes due 2016 and fully repaid the amount outstanding on our revolving credit facility.

(2) Projected interest expense is attributable to only the long term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates. In January 2011, we sold $250.0 million of unsecured senior notes due 2016 and fully repaid the amount outstanding on our revolving credit facility.

(3) At December 31, 2010, there were seven pending MOB acquisitions under agreement to purchase, including six of the 27 MOBs we agreed to acquire from CWH, which we acquired in January 2011 for an aggregate purchase price of $110.0 million. We funded these acquisitions using cash on hand and proceeds from our January 2011 senior note issuance.

As of February 24, 2011, we have no off balance sheet arrangements, commercial paper, derivatives, swaps, hedges, partnerships, other than interest rate caps in connection with our FNMA mortgage loan.

Debt Covenants

Our principal debt obligations at December 31, 2010 were our unsecured revolving credit facility totaling $128.0 million, two public issues of unsecured senior notes totaling $422.9 million and $639.4 million of mortgages secured by 62 of our properties. These 62 collateralized properties had a net book value of $736.1 million at December 31, 2010. We also have two properties encumbered by capital leases totaling $14.6 million at December 31, 2010. These two properties had a net book value of $18.0 million at December 31, 2010. Our unsecured senior notes are governed by an indenture. The indenture for our unsecured senior notes and related supplements and our revolving credit facility contain a number of covenants which restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and generally require us to maintain certain other financial ratios. As of December 31, 2010, we believe we were in compliance with all of the covenants under our indenture and related supplements, our revolving credit facility and our other debt obligations.

None of our indenture and related supplements, our revolving credit facility or our other debt obligations contain provisions for acceleration which could be triggered by our debt ratings. However, in certain circumstances, our revolving credit facility uses our senior debt rating to determine the fees and the interest rate payable.

Our public debt indenture and related supplements contain cross default provisions to any other debts of at least $10.0 million or, with respect to certain notes under such indenture and supplements, higher amounts. Similarly, our revolving credit facility contains a cross default provision to any other debts of $25.0 million or more that are recourse debts and to any other debts of $75.0 million or more that are non-recourse debts. Any termination of our business management agreement with RMR would cause a default under our revolving credit facility, if not approved by a majority of our lenders.

Related Person Transactions

We have adopted written Governance Guidelines which address, among other things, the consideration and approval of any related person transactions. Under these Governance Guidelines, we may not enter into any transaction in which any Trustee or executive officer, any member of the immediate family of any Trustee or executive officer or any other related person, has or will have a direct or indirect material interest unless that transaction has been disclosed or made known to our Board of Trustees and our Board of Trustees reviews, authorizes and approves or ratifies the transaction by the affirmative vote of a majority of the disinterested Trustees, even if the disinterested Trustees constitute less than a quorum. If there are no disinterested Trustees, the transaction shall be reviewed, authorized and approved or ratified by both (1) the affirmative vote of a majority of our entire Board of Trustees and (2) the affirmative vote of a majority of our Independent Trustees. The Governance Guidelines further provide that, in determining whether to approve or ratify a transaction, our Board of Trustees, or disinterested Trustees or Independent Trustees, as the case may be, shall act in accordance with any applicable provisions of our declaration of trust, consider all of the relevant facts and circumstances, and approve only those transactions that are fair and reasonable to us. All related person transactions described below were reviewed and approved or ratified by a majority of the disinterested Trustees or otherwise in accordance with our policies described above. In the case of any transaction with us in which any other employee of ours who is subject to our Code of Conduct and who has a direct or indirect material interest in the transaction, the employee must seek approval from an executive officer who has no interest in the matter for which approval is being requested.

We have two agreements with RMR to provide management and administrative services to us: a business management agreement and a property management agreement. One of our Managing Trustees, Mr. Barry Portnoy, is Chairman and majority owner of RMR. Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy and an owner, President, Chief Executive Officer and a Director of RMR. Each of our executive officers is also an officer of RMR. Additionally, Mr. Barry Portnoy's son-in-law, who is Mr. Adam Portnoy's brother-in-law, is an officer of RMR. RMR has approximately 650 employees and provides management services to other companies in addition to us; and an affiliate of RMR is a registered investment advisor which manages two mutual funds.

Our Board of Trustees has given our Compensation Committee, which is comprised exclusively of our Independent Trustees, authority to act with respect to our management agreements with RMR. The charter of our Compensation Committee requires the Committee annually to review the terms of these agreements, evaluate RMR's performance under the agreements and renew, amend, terminate or allow to expire the management agreements.

The business management agreement provides for compensation to RMR at an annual rate equal to the sum of (a) 0.5% of the average book value of the assets owned by us or our subsidiaries as of October 12, 1999, and (b) 0.7% of the average historical cost of our other real estate investments, as described in the business management agreement, up to the first $250.0 million of such investments, and 0.5% thereafter. In addition, RMR receives an incentive fee based upon increases in our FFO Per Share, as defined in the business management agreement. The incentive fee is paid in our common shares. In determining the average historical costs of our real estate investments for purposes of determining the management fees payable to RMR, the business management agreement also provides that the MOBs that we acquired from CWH pursuant to agreements that we entered with CWH in 2008 and 2010 are based on CWH's historical costs of those MOBs rather than the purchase prices we

paid to CWH for those MOBs; and, the business management agreement was amended in 2008 and 2010 to set forth how the historical costs of those MOBs would be determined. The property management agreement provides for management fees on our MOB properties equal to 3.0% of gross rents and construction supervision fees on those properties equal to 5.0% of construction costs. The aggregate business management and property management fees for 2010, 2009 and 2008 were $19.5 million, including $192,000 as an incentive fee which we expect to be paid in our common shares in March 2011, $17.2 million and $13.4 million, respectively.

RMR also provides internal audit services to us in return for our pro rata share of the total internal audit costs incurred by RMR for us and other companies managed by RMR and its affiliates, which amounts are subject to determination by our Compensation Committee. Our Audit Committee appoints our Director of Internal Audit. Our pro rata share of RMR's costs in providing this internal audit function was approximately $211,000, $220,000 and $213,000 for 2010, 2009 and 2008, respectively. These allocated costs are in addition to the business management fees we paid to RMR. We are generally responsible for all of our operating expenses, including certain expenses incurred by RMR on our behalf; however, we are not responsible for payment of RMR's employment, office or administration expenses incurred to provide management services to us, except for our pro rata share of the employment and related expenses of RMR employees who provide on-site property management services and of the staff employed by RMR who perform our internal audit function.

Both the business management agreement and the property management agreement automatically renew for successive one year terms unless we or RMR give notice of non-renewal before the end of an applicable term. We or RMR may terminate either agreement upon 60 days prior written notice. RMR may also terminate the property management agreement upon five business days notice if we undergo a change of control, as defined in the property management agreement. The current terms for these agreements expire on December 31, 2011, and they will automatically renew unless earlier terminated.

Under our business management agreement with RMR, we acknowledge that RMR manages other businesses, including CWH, HPT, GOV, TA and Five Star, and will not be required to present us with opportunities to invest in properties that are primarily of a type that are within the investment focus of another business now or in the future managed by RMR. Under our business management agreement with RMR, RMR has also agreed not to provide business management services to any other REIT which is principally engaged in the business of owning senior apartments, congregate communities, assisted living facilities, nursing homes or MOBs, without the consent of a majority of our Independent Trustees. The business and property management agreements also include arbitration provisions for the resolution of disputes, claims and controversies.

Pursuant to our business management agreement, RMR may from time to time negotiate on our behalf with third party vendors and suppliers for the procurement of services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR provides management services for the purpose of obtaining favorable terms from such vendors and suppliers.

As part of our annual restricted share grants under our 1999 Share Award Plan, or the 1999 Plan, as amended, or our 2003 Share Award Plan, or the 2003 Plan, collectively referred to as the Share Award Plans, we typically grant restricted shares to certain employees of RMR, some of whom are our executive officers. In 2010, we granted a total of 66,850 restricted shares to such persons, which had an aggregate value of $1.6 million based upon the closing price of our common shares on the NYSE on the date of grant. One fifth of those restricted shares vested on the grant date and one fifth vests on each of the next four anniversaries of the grant date. These share grants to RMR employees are in addition to the fees we pay to RMR.

Five Star is our former subsidiary, Five Star is our largest tenant, and we are Five Star's largest shareholder. On December 31, 2001, we distributed substantially all of Five Star's then outstanding shares of common stock to our shareholders. At the time of this spin off, all of the persons serving as

Five Star's directors were also our Trustees. In order to effect this spin off of Five Star and to govern relations after the spin off, Five Star entered into agreements with us and others, including RMR, CWH and HPT. Since then Five Star has entered into various leases with us and other agreements which include provisions that confirm and modify these undertakings. Among other matters, these agreements provide that:

- so long as we remain a REIT, Five Star may not waive the share ownership restrictions in its charter on the ability of any person or group to acquire more than 9.8% of any class of Five Star's equity shares without our consent;
- so long as Five Star is a tenant of ours, Five Star will not permit nor take any action that, in our reasonable judgment, might jeopardize our tax status as a REIT;
- we have the option to cancel all of Five Star's rights under the leases it has with us upon the acquisition by a person or group of more than 9.8% of Five Star's voting stock and upon other change in control events affecting Five Star, as defined in those documents including the adoption of any shareholder proposal (other than a precatory proposal) or the election to Five Star's board of directors of any individual if such proposal or individual was not approved, nominated or appointed, as the case may be, by vote of a majority of Five Star's directors in office immediately prior to the making of such proposal or the nomination or appointment of such individual;
- the resolution of disputes, claims and controversies arising from Five Star's leases with us may be referred to binding arbitration proceedings; and
- so long as Five Star is a tenant of ours or so long as Five Star has a business management agreement with RMR, Five Star will not acquire or finance any real estate of a type then owned or financed by us or any company managed by RMR without first giving us or such other company managed by RMR, as applicable, the opportunity to acquire or finance real estate investments of the type in which we or such other company invests.

As of February 23, 2011, we owned 3.2 million shares of common stock of Five Star, which represented approximately 9.0% of Five Star's outstanding shares common stock.

RMR provides management services to both us and Five Star; Mr. Barry Portnoy is one of our Managing Trustees and is a Managing Director of Five Star; all of our officers and certain officers of Five Star (specifically Five Star's President and Chief Executive Officer and its Chief Financial Officer and Treasurer) are officers of RMR. Accordingly, the lease transactions between us and Five Star described herein were approved by our Independent Trustees and Five Star's Independent Directors who are not trustees or directors of the other company.

As of December 31, 2010, we leased 186 senior living communities and two rehabilitation hospitals to Five Star. Under Five Star's leases with us, Five Star pays us rent based on minimum annual rent amounts plus percentage rent based on increases in gross revenues at certain properties. Five Star's total minimum annual rent payable to us under those leases as of December 31, 2010 was $186.8 million, excluding percentage rent based on increases in gross revenues at certain properties. The total rent we recognized from Five Star for the years ended December 31, 2010, 2009 and 2008 was $189.7 million, $178.9 million and $158.6 million, respectively.

Since January 2010, we engaged in additional transactions with Five Star, including:

- Pursuant to the terms of our leases with Five Star, we purchased approximately $31.9 million of improvements made to our properties leased by Five Star, and, as a result, the annual rent payable to us by Five Star increased by approximately $2.6 million in aggregate for the affected leases.

- In August 2010, at Five Star's request, we sold four skilled nursing facilities in Nebraska with an aggregate 196 licensed beds that were leased to Five Star for an aggregate sales price of approximately $1.5 million, and Five Star's rent to us decreased by approximately $145,000 per year. We recognized a gain of approximately $109,000 on the sale of these properties.
- In November 2010, at Five Star's request, we agreed to sell three skilled nursing facilities in Georgia with an aggregate 329 licensed beds that are leased to Five Star for an aggregate sales price of approximately $18.0 million, and we expect Five Star's annual rent to us to decrease by approximately $1.8 million if and after this sale closes. We expect the sale of these properties to occur during the second quarter of 2011. The sale of these properties is contingent upon the buyer's completion of diligence and other customary closing conditions. We can provide no assurance that the closing of our sale of these properties will be completed.
- In January 2011, at Five Star's request, we agreed to sell one assisted living community in Pennsylvania with 70 licensed units that is leased to Five Star for a sales price of approximately $800,000, and we expect Five Star's annual rent to us to decrease by approximately $72,000 if and after this sale closes. We expect the sale of this property to occur during the first quarter of 2011. The sale of this property is contingent upon the buyer's completion of diligence and other customary closing conditions. We can provide no assurance that the closing of our sale of this property will be completed.

CWH was formerly our parent. We were spun off to CWH's shareholders in 1999. At the time of our spin off from CWH, we and CWH entered into a transaction agreement pursuant to which, among other things, we and CWH agreed that so long as CWH owns 10% or more of our common shares, we and CWH engage the same manager or we and CWH have any common managing trustees, (1) CWH will not make any investment in senior apartments, congregate communities, assisted living properties, nursing homes or other healthcare properties, but excluding medical office properties, medical clinics and clinical laboratory buildings, without the prior approval of a majority of our Independent Trustees, and (2) we will not make any investment in office buildings, warehouses or malls, including medical office properties and clinical laboratory buildings without the prior approval of a majority of CWH's Independent Trustees.

In May 2008, concurrently with our purchase of 47 MOBs from CWH for $562.0 million, we and CWH entered into an amendment to that transaction agreement to permit us, rather than CWH, to invest in MOBs. At the same time, CWH granted us a right of first refusal to purchase up to 45 additional identified properties that CWH owned and which were leased to tenants in medical related businesses in the event CWH determines to sell such properties including an indirect sale as a result of a change of control of CWH or subsidiaries which own those properties.

In November 2010, we entered into a series of agreements for our purchase from CWH of 27 properties which are majority leased as MOBs for an aggregate purchase price of approximately $470.0 million, excluding closing costs. These properties include approximately 2.8 million square feet and were subject to the right of first refusal referred to above. As of January 26, 2011, we had completed the purchase of all 27 of these properties. CWH continues to own 19 properties that remain subject to our right of first refusal. Our 2008 and 2010 purchase agreements with CWH include arbitration provisions for the resolution of disputes, claims and controversies.

Both we and CWH are managed by RMR; Barry Portnoy and Adam Portnoy are Managing Trustees of both us and CWH; Frederick N. Zeytoonjian is an Independent Trustee of both us and CWH; and all of our and CWH's officers are officers of RMR. Accordingly, the 2008 and 2010 purchase agreements between us and CWH described above were negotiated and approved by special committees of each company's board of trustees comprised solely of Independent Trustees who were not also Independent Trustees of the other company.

Our Independent Trustees also serve as directors or trustees of other public companies to which RMR provides management services. Mr. Barry Portnoy serves as a managing director or managing trustee of those companies, including Five Star, CWH, HPT, GOV and TA and Mr. Adam Portnoy serves as a managing trustee of some of those companies, including CWH, HPT and GOV, but he does not serve as a managing director of Five Star or TA. We understand that the other companies to which RMR provides management services also have relationships with each other, including business and property management agreements and lease arrangements. In addition, officers of RMR serve as officers of those companies. We understand that further information regarding those relationships is provided in the applicable periodic reports and proxy statements filed by those other companies with the SEC.

We, RMR, Five Star, CWH, HPT, GOV and TA each currently own 14.29% of AIC, an Indiana insurance company. All of our Trustees and nearly all of the trustees and directors of the other shareholders of AIC currently serve on the board of directors of AIC. RMR, in addition to being a shareholder, provides management and administrative services to AIC pursuant to a management and administrative services agreement with AIC. Our Governance Guidelines provide that any material transaction between us and AIC shall be reviewed, authorized and approved or ratified by both the affirmative vote of a majority of our entire Board of Trustees and the affirmative vote of a majority of our Independent Trustees. The shareholders agreement among us, the other shareholders of AIC and AIC includes arbitration provisions for the resolution of disputes, claims and controversies.

As of February 24, 2011, we have invested $5.2 million in AIC since its formation in November 2008. We may invest additional amounts in AIC in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so. For 2010, 2009 and 2008, we recognized losses of $771, $134,000 and $0, respectively, related to our investment in AIC. In 2010, AIC designed a combination property insurance program for us and other AIC shareholders in which AIC participated as a reinsurer. Our total premiums paid under this program in 2010 were approximately $275,000. We are currently investigating the possibilities to expand our insurance relationships with AIC to include other types of insurance. By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing our insurance expenses or by realizing our pro-rata share of any profits of this insurance business.

The foregoing descriptions of our agreements with RMR, Five Star, CWH and AIC and various individuals and companies related to us and them are summaries and are qualified in their entirety by the terms of certain of those agreements which are among the exhibits listed in Item 15 of this Annual Report on Form 10-K and incorporated herein by reference. In addition, copies of certain of those agreements are filed with the SEC and may be obtained from the SEC's website at www.sec.gov.

We believe that our agreements with RMR, Five Star, CWH and AIC are on commercially reasonable terms. We also believe that our relationships with RMR, Five Star, CWH, AIC and their affiliated and related persons and entities benefit us, and, in fact, provide us with advantages in operating and growing our business.

Critical Accounting Policies

Our critical accounting policies are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices among various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;

- assessment of the carrying values and impairments of long lived assets; and
- classification of leases.

We allocate the consideration paid, generally cash plus the fair value of any assumed liabilities, for our properties among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates and, under some circumstances, studies from independent real estate appraisal firms to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determination of useful lives.

We allocate the consideration to land, building and improvements based on a determination of the fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods that we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in place leases and (2) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (1) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (2) the estimated fair value of the property as if vacant. We aggregate this value between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value for our properties because we believe such value and related amortization expense is immaterial for acquisitions reflected in our historical financial statements. We consider certain factors in performing these analyses including estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If we believe the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated lives of the relationships. We recognize the excess, if any, of the consideration paid over amounts allocated to land, buildings and improvements and identified intangible assets and liabilities as goodwill.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. We do not depreciate the allocated cost of land. We amortize capitalized above market lease values (included in acquired real estate leases) as a reduction to rental income over the remaining non-cancelable terms of the respective leases. We amortize capitalized below market lease values (presented as acquired real estate lease obligations) as an increase to rental income over the remaining terms of the respective leases. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, and market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant operations, market or industry factors differ from our expectations we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, or the amount of any such charges may be inaccurate.

Each time we enter a new lease or materially modify an existing lease, we evaluate its classification as either a capital or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and fair market value of a leased property, appropriate discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

These policies involve significant judgments made based upon experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability and willingness of our tenants to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense or impairment charges related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Impact of Inflation

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased tenant financial distress upon us, we generally require our tenants to provide guarantees for our rent. To

mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and the requirements of our borrowing arrangements.

Impact of Government Reimbursement

Approximately 87% of our current rents from our senior living properties come from properties where approximately 80% or more of the operating revenues are derived from residents who pay with their own private resources. The remaining 13% of our rents from our senior living properties come from properties where the revenues are more dependent upon Medicare and Medicaid programs. The operations of these Medicare and Medicaid dependent senior living properties currently produce sufficient cash flow to support our rent. However, as discussed under the caption, "Business—Government Regulation and Reimbursement", we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline. Also, the hospitals we lease to Five Star are heavily dependent upon Medicare revenues.

PPACA contains insurance changes, payment changes and healthcare delivery systems changes intended to expand access to health insurance coverage and reduce the growth of healthcare expenditures while simultaneously maintaining or improving the quality of healthcare. Under PPACA, beginning in fiscal year 2012, a productivity adjustment will reduce the Medicare SNF and IRF market basket adjustments for inflation that may result in payment rates for a fiscal year being less than for the preceding fiscal year. PPACA also reduced the Medicare IRF market basket adjustment for inflation by 0.25% for fiscal year 2010, effective for discharges on and after April 1, 2010, and for fiscal year 2011, which began October 1, 2010. PPACA will reduce future IRF Medicare market basket adjustments by amounts ranging from 0.1% to 0.3% for fiscal years 2012 through 2016, and by 0.75% for fiscal years 2017 through 2019. PPACA also establishes an Independent Payment Advisory Board to submit legislative proposals to Congress and take other actions with a goal of reducing Medicare spending growth and includes various other provisions affecting Medicare and Medicaid providers, including enforcement reforms and increased funding for Medicare and Medicaid program integrity control initiatives. We are unable to predict the impact on our tenants of the productivity adjustments or other PPACA provisions on future Medicare rates for SNFs and IRFs or the insurance, payment and healthcare delivery systems changes contained in and to be developed pursuant to PPACA. The changes implemented or to be implemented under PPACA could result in the failure of Medicare, Medicaid or private payment reimbursement rates to cover our tenants' increasing costs or other circumstances that could have a material adverse effect on our tenants' abilities to pay rent to us.

CMS has adopted rules that took effect on October 1, 2010 that it estimates will increase aggregate Medicare payment rates for SNFs by approximately 1.7% overall in federal fiscal year 2011, as the result of an annual market basket increase of approximately 2.3% to account for inflation, reduced by a forecast error adjustment of 0.6%. CMS has also adopted rules that took effect on October 1, 2010 that it estimates will increase aggregate Medicare payment rates for IRFs by approximately 2.2% overall in federal fiscal year 2011.

Some of the states in which our tenants operate either have not raised Medicaid rates by amounts sufficient to offset increasing costs or have frozen or reduced or are expected to freeze or reduce, Medicaid rates. The federal government has extended certain increases in federal payments to states for Medicaid programs, in effect since October 1, 2008, for six months through June 30, 2011, but at substantially reduced levels. We expect the phasing out of these federal payments, combined with the anticipated slow recovery of state revenues, to result in continued difficult state fiscal conditions. Some

state budget deficits are likely to increase, and certain states may reduce Medicaid payments to healthcare service providers like some of our tenants as part of an effort to balance their budgets.

Seasonality

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods, residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent. Also, we do not expect these seasonal differences to have a material impact on our MOBs or wellness centers.

Impact of Climate Change

The current political debate about climate change has resulted in various treaties, laws and regulations which are intended to limit carbon emissions. We believe these laws being enacted or proposed may cause energy costs at our properties to increase, but we do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in large part may be passed through by us to our tenants as additional lease payments. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties which could materially and adversely affect our financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged since December 31, 2009. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the future.

At December 31, 2010, our outstanding fixed rate debt included the following (dollars in thousands):

Debt[(1)]	Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
Unsecured senior notes	$225,000	8.625%	$19,406	2012	Semi-Annually
Unsecured senior notes	200,000	6.75%	13,500	2020	Semi-Annually
Mortgages[(2)]	303,948	6.71%	20,395	2019	Monthly
Mortgages	48,565	6.54%	3,176	2017	Monthly
Mortgages	31,832	6.97%	2,219	2012	Monthly
Mortgage	14,471	6.91%	1,000	2013	Monthly
Mortgages	11,169	6.11%	682	2013	Monthly
Mortgage	4,307	6.50%	280	2013	Monthly
Mortgage	3,742	7.31%	274	2022	Monthly
Mortgage	2,419	6.73%	163	2012	Monthly
Mortgage	1,833	7.85%	144	2022	Monthly
Bonds	14,700	5.875%	864	2027	Semi-Annually
	$861,986		$62,103		

(1) Excludes $250.0 million principal balance of our 4.30% senior notes due 2016 issued by us in January 2011.

(2) Consists of fixed rate portion of our FNMA loan.

No principal payments are due under our unsecured notes or bonds until maturity. Our mortgages require principal and interest payments through maturity pursuant to amortization schedules. Because these debts bear interest at a fixed rate, changes in market interest rates during the term of these debts will not affect our operating results. If these debts are refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease by approximately $6.2 million.

Changes in market interest rates also affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding at December 31, 2010, and discounted cash flow analysis through the maturity date of our fixed rate debt obligations, a hypothetical immediate 10% change in interest rates would change the fair value of those obligations by approximately $27.6 million.

Our unsecured senior notes and mortgages generally contain provisions that allow us to make repayment at par plus premiums which is generally designed to preserve a stated yield to the debt holder. Also, as we have previously done on occasion, we occasionally have the opportunity to purchase our outstanding debt by open market purchases. These prepayment rights and purchases may afford us the opportunity to mitigate the risks arising from changes in interest rates.

Our unsecured revolving credit facility accrues interest at floating rates and matures in December 2011. At December 31, 2010 and February 24, 2011, we had $128.0 million and $5.0 million, respectively, outstanding and $422.0 million and $545.0 million, respectively, available for borrowing under our revolving credit facility. We may make repayments and drawings under our revolving credit facility at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving credit facility accrue interest at LIBOR plus a spread. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. In addition, upon renewal or refinancing of our revolving credit facility, we are vulnerable to increases in credit spreads due to market conditions.

Generally, a change in interest rates would not affect the value of our floating rate debt but would affect our operating results. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving credit facility or other floating rate debt. For example, the interest rate payable on our outstanding revolving indebtedness of $128.0 million at December 31, 2010, was 1.06%. The following table presents the impact a 10% change in interest rates would have on our annual floating rate interest expense at December 31, 2010 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2010	1.06%	$128,000	$1,357
10% reduction	0.95%	$128,000	$1,216
10% increase	1.17%	$128,000	$1,498

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving credit facility or other floating rate debt. The following table presents the impact a 10% change in interest rates would have on our annual floating rate interest expense at December 31, 2010 if we were fully drawn on our revolving credit facility (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2010	1.06%	$550,000	$5,830
10% reduction	0.95%	$550,000	$5,225
10% increase	1.17%	$550,000	$6,435

On August 4, 2009, we closed a FNMA mortgage financing for approximately $512.9 million. A part of this borrowing is at a fixed interest rate, with a balance of $303.9 million at December 31, 2010, and a part is at a floating rate calculated as a spread above LIBOR, with a balance of $202.4 million at December 31, 2010. Generally, a change in market interest rates will not change the value of the floating rate part of this loan but will change the interest expense on the floating rate part of this loan. For example, at December 31, 2010, our effective weighted average annual interest rate payable on the outstanding variable amount of this loan was 6.39%. If interest rates increase by 10% of current rates, the impact upon us would be to change our interest expense as shown in the following table (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate[1]	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2010	6.39%	$202,449	$12,937
10% reduction	6.37%	$202,449	$12,896
10% increase	6.42%	$202,449	$12,997

(1) Our variable rate at December 31, 2010 consists of the one month LIBOR rate of 0.26% at December 31, 2010 plus a fixed premium. This table assumes a 10% interest rate change on the one month LIBOR rate.

Also, we have arranged with FNMA to cap, or limit, the interest rate increases which will impact the interest expense we will pay on the floating rate part of this loan. The net effect of this arrangement is that the maximum effective interest rate we may be required to pay on the full amount of this loan is 7.79% per annum.

We also have the option to prepay our FNMA obligations in order to mitigate the risks of refinancing or for other reasons. The fixed rate portion of this loan may be prepaid during the first 96 months of the loan term subject to our paying a standard make whole premium and thereafter for a declining fixed percent premium of the amount prepaid which is reduced to zero in the last six months of this ten year loan. The floating rate portion may be prepaid after one year for a fixed premium percent of the amount prepaid which is also reduced to zero in the last six months of this ten year loan. We may exercise these prepayment options to mitigate the risks inherent in this FNMA loan arising from changes in interest rates.

Item 8. Financial Statements and Supplementary Data.

The information required by this item is included in Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2010, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2010 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct that applies to all our representatives, including our officers and Trustees and employees of RMR. Our Code of Conduct is posted on our website, www.snhreit.com. A printed copy of our Code of Conduct is also available free of charge to any person who requests a copy by writing to our Secretary, Senior Housing Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634. We intend to disclose any amendments or waivers to our Code of Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller (or any person performing similar functions) on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information. We may grant common shares to our officers and other employees of RMR under the Share Award Plans. In addition, each of our Trustees receives 2,000 shares per year as part of his annual compensation for serving as a Trustee and such shares may be awarded under either of these plans. The 1999 Plan was approved by CWH as our sole shareholder prior to our spin off from CWH. The 2003 Plan was approved by our Board of Trustees. The terms of grants made under the Share Award Plans are determined by our Board of Trustees, or a committee thereof, at the time of the grant. The following table is as of December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders—1999 Plan	None.	None.	2,493,515[1]
Equity compensation plans not approved by security holders—2003 Plan	None.	None.	2,493,515[1]
Total	None.	None.	2,493,515[1]

(1) Pursuant to the terms of the Share Award Plans, in no event shall the aggregate combined number of shares issued under both plans exceed 2,921,920; 2,493,515 represents the combined total shares available under both plans on December 31, 2010. Since the Share Award Plans were established, 428,405 share awards have been granted. When share awards are granted under either Share Award Plan, it reduces the aggregate combined number of shares available under both plans.

Payments by us to RMR are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Person Transactions". The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Index to Financial Statements and Financial Statement Schedules

The following consolidated financial statements and financial statement schedule of Senior Housing Properties Trust are included on the pages indicated:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, or are inapplicable, and therefore have been omitted.

b) Exhibits

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010 have been included only with the version of that Annual Report on Form 10-K filed with the SEC. A copy of that Annual Report on Form 10-K, including a list of exhibits, is available free of charge upon written request to: Investor Relations, Senior Housing Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634, telephone (617) 796-8234.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Senior Housing Properties Trust:

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Senior Housing Properties Trust:

We have audited Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Senior Housing Properties Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Item 9A of Senior Housing Properties Trust's Annual Report on Form 10-K under the heading Management Report on Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Senior Housing Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Senior Housing Properties Trust and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 24, 2011

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	December 31, 2010	December 31, 2009
ASSETS		
Real estate properties, at cost:		
Land	$ 446,622	$ 365,576
Buildings, improvements and equipment	3,315,090	2,952,407
	3,761,712	3,317,983
Less accumulated depreciation	538,872	454,317
	3,222,840	2,863,666
Cash and cash equivalents	10,866	10,494
Restricted cash	4,994	4,222
Investments in available for sale securities	29,249	17,695
Deferred financing fees, net	16,262	14,882
Due from affiliate	17,587	17,645
Acquired real estate leases, net	63,593	42,769
Other assets	27,265	16,553
Total assets	$ 3,392,656	$2,987,926
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 128,000	$ 60,000
Senior unsecured notes due 2012, 2015 and 2020, net of discount	422,880	322,160
Secured debt and capital leases	654,010	660,059
Accrued interest	14,993	13,693
Due to affiliate	2,301	2,535
Acquired real estate lease obligations, net	18,239	9,687
Other liabilities	24,256	19,142
Total liabilities	1,264,679	1,087,276
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 149,700,000 shares authorized, 141,854,657 and 127,377,665 shares issued and outstanding at December 31, 2010 and 2009, respectively	1,418	1,273
Additional paid-in capital	2,510,373	2,226,474
Cumulative net income	756,518	640,033
Cumulative distributions	(1,153,868)	(969,111)
Unrealized gain on investments	13,536	1,981
Total shareholders' equity	2,127,977	1,900,650
Total liabilities and shareholders' equity	$ 3,392,656	$2,987,926

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,		
	2010	**2009**	**2008**
Rental income	$339,009	$296,777	$233,210
Expenses:			
Depreciation	90,409	78,583	60,831
Property operating expenses	19,195	14,273	2,792
General and administrative	21,865	19,899	16,873
Acquisition related costs	3,610	3,327	—
Total expenses	135,079	116,082	80,496
Operating income	203,930	180,695	152,714
Interest and other income	1,162	1,003	2,327
Interest expense	(80,017)	(56,404)	(40,154)
Loss on early extinguishment of debt	(2,433)	—	—
Impairment of assets	(5,965)	(15,530)	(8,379)
Gain on sale of properties	109	397	266
Equity in losses of an investee	(1)	(134)	—
Income before income tax expense	116,785	110,027	106,774
Income tax expense	(300)	(312)	(263)
Net income	$116,485	$109,715	$106,511
Weighted average shares outstanding	128,092	121,863	105,153
Basic and diluted earnings per share:			
Net income	$ 0.91	$ 0.90	$ 1.01

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Unrealized Gain (Loss) on Investments	Totals
Balance at December 31, 2007:	88,691,892	$ 887	$1,476,675	$423,807	$ (653,225)	$ 1,266	$1,249,410
Comprehensive income	—	—	—	106,511	—	(4,597)	101,914
Distributions	—	—	—	—	(144,414)	—	(144,414)
Issuance of shares	25,759,357	258	522,649	—	—	—	522,907
Share grants	91,335	—	1,541	—	—	—	1,541
Balance at December 31, 2008:	114,542,584	$1,145	$2,000,865	$530,318	$ (797,639)	$ (3,331)	$1,731,358
Comprehensive income	—	—	—	109,715	—	5,312	115,027
Distributions	—	—	—	—	(171,472)	—	(171,472)
Issuance of shares	12,703,817	127	223,846	—	—	—	223,973
Share grants	131,264	1	1,763	—	—	—	1,764
Balance at December 31, 2009:	127,377,665	$1,273	$2,226,474	$640,033	$ (969,111)	$ 1,981	$1,900,650
Comprehensive income	—	—	—	116,485	—	11,555	128,040
Distributions	—	—	—	—	(184,757)	—	(184,757)
Issuance of shares	14,375,000	144	281,842	—	—	—	281,986
Share grants	101,992	1	2,057	—	—	—	2,058
Balance at December 31, 2010:	141,854,657	$1,418	$2,510,373	$756,518	$(1,153,868)	$13,536	$2,127,977

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 116,485	$ 109,715	$ 106,511
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	90,409	78,583	60,831
Amortization of deferred financing fees and debt discounts	2,496	2,563	2,117
Amortization of acquired real estate leases	891	1,006	60
Loss on early extinguishment of debt	2,433	—	—
Impairment of assets	5,965	15,530	8,379
Gain on sale of properties	(109)	(397)	(266)
Equity in losses of Affiliates Insurance Company	1	134	—
Changes in assets and liabilities:			
Restricted cash	(772)	122	(702)
Other assets	(10,733)	(7,842)	295
Accrued interest	1,300	2,572	272
Other liabilities	6,939	7,406	6,963
Cash provided by operating activities	215,305	209,392	184,460
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(467,441)	(547,603)	(862,908)
Investment in Five Star Quality Care, Inc.	—	(8,960)	—
Investment in Affiliates Insurance Company	(76)	(5,134)	—
Proceeds from sale of properties	1,450	4,898	21,336
Cash used for investing activities	(466,067)	(556,799)	(841,572)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	281,986	223,973	522,907
Proceeds from issuance of unsecured senior notes, net of discount	197,852	—	—
Proceeds from issuance of mortgage debt	—	512,934	—
Proceeds from borrowings on revolving credit facility	461,000	204,000	510,000
Repayments of borrowings on revolving credit facility	(393,000)	(401,000)	(253,000)
Redemption of senior notes	(98,780)	—	—
Repayment of other debt	(8,506)	(4,291)	(14,845)
Payment of deferred financing fees	(4,661)	(12,233)	(1,067)
Distributions to shareholders	(184,757)	(171,472)	(144,414)
Cash provided by financing activities	251,134	351,911	619,581
Increase (decrease) in cash and cash equivalents	372	4,504	(37,531)
Cash and cash equivalents at beginning of year	10,494	5,990	43,521
Cash and cash equivalents at end of year	$ 10,866	$ 10,494	$ 5,990

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2010	2009	2008
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$76,221	$51,267	$ 37,766
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	(2,458)	—	(61,282)
NON-CASH FINANCING ACTIVITIES:			
Assumption of mortgage notes payable	2,458	—	61,282
Issuance of common shares pursuant to our equity compensation plans	2,058	1,764	1,541

See accompanying notes.

Note 1. Organization

We are a Maryland real estate investment trust, or REIT. At December 31, 2010, we owned 320 properties located in 36 states and Washington, D.C.

Note 2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION. Our consolidated financial statements include the accounts of Senior Housing Properties Trust, or we, us or our, and our subsidiaries, all of which are 100% owned directly or indirectly by us. All intercompany transactions and balances have been eliminated.

We account for our investment in Affiliates Insurance Company, or AIC, using the equity method of accounting. Significant influence is present through common representation on the Boards of Trustees or directors of us and AIC. Our Managing Trustees are also owners of Reit Management & Research LLC, or RMR, which is the manager of us and AIC, and each of our Trustees is a director of AIC. See Note 5 for a further discussion of our investment in AIC.

REAL ESTATE PROPERTIES. We depreciate real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Our management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows to determine if an impairment loss should be recognized. We determine the amount of any impairment loss by comparing the historical carrying value to estimated fair value. We estimate fair value through an evaluation of recent financial performance and projected discounted cash flows using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our long lived assets. If we change our estimate of the remaining lives, we allocate the carrying value of the affected assets over their revised remaining lives.

We allocate the consideration paid, generally cash plus the fair value of any assumed liabilities, for our properties among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates and, under some circumstances studies from independent real estate appraisal firms to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determination of useful lives.

We allocate the consideration to land, building and improvements based on a determination of the fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods that we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant. We aggregate this value between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value for our properties because we believe such value and related amortization expense is immaterial for acquisitions reflected in our historical financial statements. We consider certain factors in performing these analyses including estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If we believe the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated lives of the relationships. We recognize the excess, if any, of the consideration paid over amounts allocated to land, buildings and improvements and identified intangible assets and liabilities as goodwill.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheets) as a reduction to rental income over the remaining non-cancelable terms of the respective leases. We amortize capitalized below market lease values (presented as acquired real estate lease obligations in our consolidated balance sheets) as an increase to rental income over the non-cancelable periods of the respective leases. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

CASH AND CASH EQUIVALENTS. We carry cash and cash equivalents, consisting of overnight repurchase agreements and short term investments with original maturities of three months or less at the date of purchase, at cost plus accrued interest, which approximates fair value.

RESTRICTED CASH. Restricted cash consists of amounts escrowed for real estate taxes, insurance and capital expenditures at certain of our mortgaged properties.

INVESTMENTS IN AVAILABLE FOR SALE SECURITIES. We own 250,000 common shares, or 0.35% at December 31, 2010, of CommonWealth REIT, or CWH. We also own 3,235,000 common shares, or 8.98% at December 31, 2010, of Five Star Quality Care, Inc., or Five Star. We classify these holdings as available for sale and carry them at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The unrealized gain on investments shown on the consolidated balance sheets represents the difference between the market value of these shares of CWH and Five Star calculated by using weighted average quoted market prices on the dates we acquired these shares ($26.00 and $2.85 per share, respectively) and on December 31, 2010 ($25.51 and $7.07 per share, respectively). At December 31, 2010 and 2009, our investment in CWH had a fair value of $6,378 and $6,470, respectively, including an unrealized loss of $122 and $30, respectively. At December 31, 2010 and 2009, our investment in Five Star had a fair value of $22,871 and $11,225, respectively, including an unrealized gain of $13,657 and $2,011, respectively.

DEFERRED FINANCING FEES. We capitalize issuance costs related to borrowings and amortize them over the terms of the respective loans. During 2010, we capitalized $4,661 of issuance costs, including $2,907 related to our $200,000 senior notes issued in April 2010, $903 related to our $512,934

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

mortgage financing we closed in August 2009, $826 related to our one year extension to December 31, 2011 on our $550,000 revolving credit facility and $25 related to our assumption of a mortgage loan in April 2010. During 2009, we capitalized $12,233 of issuance costs related to our $512,934 mortgage financing we closed in August 2009. During 2010, we wrote off $1,153 of deferred financing fees and unamortized discounts in connection with the retirement of all of our 7.875% senior notes. The unamortized gross balance of deferred financing fees and related accumulated amortization was $28,159 and $11,897, and $25,886 and $11,004 at December 31, 2010 and 2009, respectively. The weighted average amortization period is approximately 8.1 years. We expect that the amortization expense for the five years subsequent to December 31, 2010 will be $3,075 in 2011, $1,776 in 2012, $1,729 in each of 2013, 2014 and 2015 and $6,224, thereafter.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants' payment histories and current credit profiles, as well as other considerations. The net amount of our accounts receivables from third parties appear in other assets on our consolidated balance sheets.

REVENUE RECOGNITION. We recognize rental income from operating leases on a straight line basis over the term of each lease agreement. We recognize percentage rents when realizable and earned, which is generally during the fourth quarter of the year. For the years ended December 31, 2010, 2009 and 2008, percentage rents earned aggregated $10,315, $9,120, and $8,433, respectively.

EARNINGS PER COMMON SHARE. We compute earnings per common share using the weighted average number of shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

USE OF ESTIMATES. Accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

INCOME TAXES. We are a REIT under the Internal Revenue Code of 1986, as amended and, are generally not subject to federal and state income taxes provided we distribute our taxable income to our shareholders and meet other requirements for qualifying as a REIT. However, we are subject to some state and local taxes most of which are not measured based on our income, and in limited circumstances we are subject to state income tax without regard to our REIT status. The provision for state taxes which is based on our income has been separately stated in our consolidated statements of income. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

SEGMENT REPORTING. As of December 31, 2010, we have three operating segments. The first operating segment includes short term and long term residential care facilities that offer dining for residents. Properties in this segment include independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals. The second operating segment commenced operations in June 2008 and includes facilities for medical related services where residential overnight stays or dining services are not provided. Properties in this segment include medical office, clinic and biotech laboratory buildings, or MOBs. The third operating segment includes

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

specialized facilities that offer fitness, wellness and spa services to members, which we do not consider to be sufficiently material as to constitute a separate reporting segment.

NEW ACCOUNTING PRONOUNCEMENTS. In January 2010, the Financial Accounting Standards Board amended The Fair Value Measurements and Disclosures Topic of the Codification, or the Topic, to require additional disclosures regarding fair value measurements. The Topic now requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this Topic clarified existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except of the requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 rollforward that becomes effective for fiscal years beginning after December 15, 2010. The adoption of this update did not, and is not expected to, cause any material changes to the disclosures in our consolidated financial statements.

Note 3. Real Estate Properties

Our real estate properties, at cost, consisted of land of $446,622, buildings and improvements of $3,153,466 and furniture, fixtures and equipment of $161,624 as of December 31, 2010; and land of $365,576, buildings and improvements of $2,802,037 and furniture, fixtures and equipment of $150,370 as of December 31, 2009. Accumulated depreciation was $465,216 and $73,656 for buildings and improvements and furniture, fixtures and equipment, respectively, as of December 31, 2010; and $393,743 and $60,574 for buildings and improvements and furniture, fixtures and equipment, respectively, as of December 31, 2009.

The future minimum lease payments due to us during the current terms of our leases as of December 31, 2010, are $359,413 in 2011, $353,894 in 2012, $344,048 in 2013, $304,026 in 2014, $290,937 in 2015 and $2,735,438, thereafter.

In May 2008, we entered into various agreements to acquire 48 MOBs from CWH for an aggregate purchase price of approximately $565,000. As of September 1, 2009, we completed these transactions with CWH. During 2009, we acquired 10 of these MOBs containing 617,000 square feet for an aggregate purchase price of approximately $214,585, excluding closing costs. We recorded intangible lease assets of $19,281 and intangible lease liabilities of $3,553 for these MOBs acquired during 2009. Between June and December 31, 2008, we acquired 37 of these properties containing 1.5 million square feet for an aggregate purchase price of approximately $346,800, excluding closing costs. The one remaining building with an allocated value of $3,000 is no longer subject to our purchase agreement. At the request of a tenant for two properties subject to a multi-property lease, in May and September 2009 we sold two of these MOB properties for approximately $3,190, which was their approximate net book value, to two unaffiliated parties. We now own 45 of these properties containing 2.1 million square feet for an aggregate cost of approximately $558,150, excluding closing costs. We funded these acquisitions using cash on hand, proceeds from our mortgage financing, proceeds from equity issuances, borrowings under our revolving credit facility and by assuming three mortgage loans on two properties

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Properties (Continued)

totaling $10,782 with a weighted average interest rate of 7.1% per annum and a weighted average maturity in 2018.

CWH was formerly our parent company, and both we and CWH are managed by RMR. Because we and CWH are both managed by RMR, the terms of these transactions were negotiated and approved by special committees of our and CWH's Boards of Trustees composed solely of Independent Trustees who were not also Independent Trustees of both companies.

In September 2009, we acquired 10 MOBs with a total of 643,000 square feet for approximately $169,000, excluding closing costs. We funded this acquisition using cash on hand, proceeds from our mortgage financing in August 2009 described below and proceeds from our equity offering in September 2009 described below.

In October 2009, we acquired one senior living property for approximately $20,165, excluding closing costs. We leased this property to Five Star and added this property to Five Star Lease No. 4, which has a current term expiring in 2017, for initial rent of approximately $1,779 per year. Percentage rent, based on increases in gross revenues at this property, will commence in 2011. We funded this acquisition using cash on hand, proceeds from our mortgage financing in August 2009 described below and proceeds from our equity offering in September 2009 described below.

In October 2009, we sold one skilled nursing facility for net proceeds of approximately $473 and in November 2009, we sold another skilled nursing facility for net proceeds of approximately $1,247. We recognized a net gain of $397 on the sale of these two properties.

In November 2009, we acquired nine senior living properties for approximately $91,750, excluding closing costs. We leased these properties to Five Star and added these properties to Five Star Lease No. 1, which has a current term expiring in 2024, for initial rent of approximately $8,125 per year. Percentage rent, based on increases in gross revenues at these properties, will commence in 2011. We funded this acquisition using cash on hand, proceeds from our equity offering in September 2009 described below and borrowings under our revolving credit facility.

In December 2009, we acquired one senior living property for approximately $4,900, excluding closing costs. We leased this property to Five Star and added this property to Five Star Lease No. 1, which has a current term expiring in 2024, for initial rent of approximately $436 per year. Percentage rent, based on increases in gross revenues at this property, will commence in 2011. We funded this acquisition using cash on hand and borrowings under our revolving credit facility.

In April 2010, we acquired one MOB with 14,695 square feet located in Wheat Ridge, Colorado for approximately $4,450, excluding closing costs. We recorded intangible lease assets of $775 and intangible lease liabilities of $168 for this acquisition. We funded this acquisition using cash on hand and by assuming a mortgage loan for $2,458 at interest of 6.73% per annum.

In June 2010, we acquired one MOB located in Lubbock, Texas with approximately 55,800 rentable square feet for approximately $12,175, excluding closing costs. We recorded intangible lease assets of $1,783 and intangible lease liabilities of $506 for this acquisition. We funded this acquisition using cash on hand.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Properties (Continued)

In August 2010, we sold four skilled nursing facilities located in Nebraska with an aggregate 196 licensed beds for an aggregate sales price of $1,450. We recognized a gain on sale of these properties of approximately $109. These properties were leased to Five Star.

In September 2010, we acquired one MOB with 64,860 square feet located in Buffalo Grove, Illinois for approximately $18,400, excluding closing costs. We recorded intangible lease assets of approximately $3,144 related to this acquisition. We funded this acquisition using cash on hand.

In September 2010, we acquired one MOB with 38,030 square feet located in Conyers, Georgia for approximately $9,800, excluding closing costs. We recorded intangible lease assets and liabilities of approximately $1,428 and $164, respectively, related to this acquisition. We funded this acquisition using cash on hand and borrowings under our revolving credit facility.

In October 2010, we acquired one MOB with 58,605 square feet located in Conroe, Texas for approximately $15,000, excluding closing costs. We recorded intangible lease assets and liabilities of approximately $1,867 and $1,561, respectively, related to this acquisition. We funded this acquisition using cash on hand and borrowings under our revolving credit facility.

In November 2010, at Five Star's request, we agreed to sell three skilled nursing facilities located in Georgia with an aggregate 329 licensed beds that are leased to Five Star for an aggregate sales price of approximately $18,000. One of these facilities is included in Five Star Lease No. 1 and two of these facilities is included in Five Star Lease No. 4. We expect the sale of these properties to occur during the second quarter of 2011. The sale of these properties is contingent upon completion of the buyer's diligence and other customary closing conditions. We can provide no assurance that we will sell these properties.

In November 2010, we entered into a series of agreements to acquire 27 MOBs located in 12 states from CWH for an aggregate purchase price of approximately $470,000. Between November and December 31, 2010, we acquired 21 of these properties containing 2.1 million square feet for approximately $374,130, excluding closing costs. We recorded intangible lease assets and liabilities of approximately $18,840 and $7,806, respectively, related to these 2010 acquisitions. In January 2011, we acquired the remaining six properties containing 737,000 square feet for approximately $95,870, excluding closing costs. We funded these acquisitions using cash on hand, proceeds from an equity issuance, proceeds from a debt issuance and borrowings under our revolving credit facility.

In January 2011, we acquired one MOB with 82,854 square feet located in Mendota Heights, Minnesota for approximately $14,150, excluding closing costs. We funded this acquisition using cash on hand and proceeds from a debt offering.

In January 2011, at Five Star's request, we agreed to sell one assisted living community in Pennsylvania with an aggregate 70 licensed units that is leased to Five Star for a sales price of approximately $800. We expect the sale of this property to occur during the first quarter of 2011. The sale of this property is contingent upon completion of the buyer's diligence and other customary closing conditions. We can provide no assurance that we will sell this property.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheets) as a reduction in rental income over the remaining non-cancelable terms of the respective leases. We amortize capitalized below market lease values (presented as acquired real

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Properties (Continued)

estate lease obligations in our consolidated balance sheets) as an increase in rental income over the non-cancelable periods of the respective leases. Such amortization resulted in reductions in rental income of $891, $1,006 and $60 during the years ended December 31, 2010, 2009 and 2008, respectively. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining non-cancelable periods of the respective leases. Such amortization included in depreciation and amortization totaled $4,468, $3,669 and $998 during the years ended December 31, 2010, 2009 and 2008, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

At December 31, 2010 and 2009, we had recorded intangible lease assets of $78,117, including $24,499 of capitalized above market lease values and $53,618 of the value of in place leases, and $50,280, including $20,677 of capitalized above market lease values and $29,603 of the value of in place leases, and intangible lease liabilities of $21,735 and $11,529, respectively. We recorded intangible lease assets of $27,837 and $19,281 and intangible lease liabilities of $10,206 and $3,553 for properties acquired in 2010 and 2009, respectively. Accumulated amortization of capitalized above market lease values was $5,494 and $2,937 at December 31, 2010 and 2009, respectively. The weighted average amortization period of capitalized above market lease values is approximately 8.1 years. Accumulated amortization of capitalized below market lease values was $3,496 and $1,842 at December 31, 2010 and 2009, respectively. The weighted average amortization period of capitalized below market lease values is approximately 7.7 years. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $9,030 and $4,574 at December 31, 2010 and 2009, respectively. The weighted average amortization period of the value of in place leases exclusive of the value of above and below market in place leases is approximately 7.1 years. We expect to recognize net future amortization of these intangible lease assets and liabilities in the amounts of approximately $7,367 in 2011, $7,092 in 2012, $6,579 in 2013, $5,915 in 2014, $5,094 in 2015 and $13,307, thereafter.

We periodically evaluate our properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the affected property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. During 2010, we recorded impairment of assets charges of $5,965 to reduce the carrying value of seven of our properties to their estimated fair value or sales price less costs to sell. During 2009, we recorded impairment charges of $15,530 related to 11 properties, including one of the properties classified as held for sale and one property sold in November 2009, to reduce the carrying value of these assets to their estimated fair value, less costs to sell. During 2008, we recorded impairment charges of $8,379 related to four properties, including the two properties classified as held for sale, to reduce the carrying value of these assets to their estimated fair value, less costs to sell.

At December 31, 2010, four of our properties are classified as held for sale. These four properties are included in real estate properties on our consolidated balance sheets and have a net book value of approximately $8,680 and $9,026 at December 31, 2010 and 2009, respectively. These properties are currently leased to Five Star. During the fourth quarter of 2010, at the request of Five Star, we

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Properties (Continued)

approved a change of plan to sell one of our assisted living properties because a qualified buyer could not be found at an acceptable price. We have reclassified this property from held for sale to held and used.

During 2010 and 2009, pursuant to the terms of our leases with Five Star, we purchased approximately $31,894 and $36,701, respectively, of improvements made to our properties which are leased by Five Star and the annual rent payable to us by Five Star was increased by approximately $2,555 and $2,945, respectively.

The allocation of the purchase price of our fourth quarter 2010 acquisitions is based upon preliminary estimates of the fair value of assets acquired. Consequently, amounts preliminarily allocated to assets acquired could change significantly from those used in these consolidated financial statements.

Note 4. Shareholders' Equity

We have common shares available for issuance under the terms of our 1999 Share Award Plan, as amended, and our 2003 Share Award Plan, collectively referred to as the Share Award Plans. We awarded 66,850 common shares with an aggregate market value of $1,625, 63,450 common shares with an aggregate market value of $1,228 and 54,025 common shares with an aggregate market value of $1,068 to our officers and certain employees of RMR pursuant to the Share Award Plans during the years ended December 31, 2010, 2009 and 2008, respectively. In addition, we awarded each of our Trustees 2,000 common shares in each of 2010, 2009 and 2008 with an aggregate market value of $222 ($44 to each Trustee), $155 ($31 to each Trustee) and $229 ($46 to each Trustee), respectively, pursuant to the Share Award Plans as part of their annual fees. In February 2009, we awarded one of our Independent Trustees 2,000 common shares with an aggregate market value of $28 upon his appointment to the Board of Trustees. Shares awarded to the Trustees vest immediately. The shares awarded to our officers and certain employees of our manager vest in five annual installments beginning on the date of grant. At December 31, 2010, 2,493,515 of our common shares remain available for issuance under the Share Award Plans. All share awards are fully expensed as the grants vest. We recorded share based compensation expense of $1,445 in 2010, $1,127 in 2009 and $978 in 2008.

Our cash distributions to our common shareholders for the years ended December 31, 2010, 2009 and 2008, were $1.45 per share, $1.42 per share, and $1.40 per share, respectively. The characterization of the distributions made in 2010, 2009 and 2008 was 68.33%, 76.14%, and 81.63% ordinary income, respectively; 31.67%, 23.86%, and 15.91% return of capital, respectively; 0%, 0%, and 0.11% capital gain, respectively; and 0%, 0%, and 0.26% unrecaptured Section 1250 gain, respectively.

On January 4, 2011, we declared a quarterly distribution of $0.37 per common share, or $52,486, to our common shareholders for the quarter ended December 31, 2010. This distribution was paid to shareholders on February 11, 2011, using cash on hand and borrowings under our revolving credit facility.

In December 2010, we issued 14.4 million common shares in a public offering, raising net proceeds of approximately $282,000. We used the net proceeds from this offering to repay borrowings outstanding under our revolving credit facility and for general business purposes, including funding in part the acquisitions described above. In February and September 2009, we issued 5.9 million and 6.9 million

Note 4. Shareholders' Equity (Continued)

common shares in public offerings, raising net proceeds of approximately $96,800 and $127,200, respectively. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving credit facility, to fund the real estate acquisitions described above and for general business purposes.

Note 5. Related Person Transactions

We have adopted written governance guidelines, or Governance Guidelines, which address, among other things, the consideration and approval of any related person transactions. Under these Governance Guidelines, we may not enter into any transaction in which any Trustee or executive officer, any member of the immediate family of any Trustee or executive officer or any other related person, has or will have a direct or indirect material interest unless that transaction has been disclosed or made known to our Board of Trustees and our Board of Trustees reviews, authorizes and approves or ratifies the transaction by the affirmative vote of a majority of the disinterested Trustees, even if the disinterested Trustees constitute less than a quorum. If there are no disinterested Trustees, the transaction shall be reviewed, authorized and approved or ratified by both (1) the affirmative vote of a majority of our entire Board of Trustees and (2) the affirmative vote of a majority of our Independent Trustees. The Governance Guidelines further provide that, in determining whether to approve or ratify a transaction, our Board of Trustees, or disinterested Trustees or Independent Trustees, as the case may be, shall act in accordance with any applicable provisions of our declaration of trust, consider all of the relevant facts and circumstances, and approve only those transactions that are fair and reasonable to us. All related person transactions described below were reviewed and approved or ratified by a majority of the disinterested Trustees or otherwise in accordance with our policies described above. In the case of any transaction with us in which any other employee of ours who is subject to our code of business conduct and ethics and who has a direct or indirect material interest in the transaction, the employee must seek approval from an executive officer who has no interest in the matter for which approval is being requested.

We have two agreements with RMR to provide management and administrative services to us: a business management agreement and a property management agreement. One of our Managing Trustees, Mr. Barry Portnoy, is Chairman and majority owner of RMR. Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy and an owner, President, Chief Executive Officer and a Director of RMR. Each of our executive officers is also an officer of RMR. Additionally, Mr. Barry Portnoy's son-in-law, who is Mr. Adam Portnoy's brother-in-law, is an officer of RMR. RMR has approximately 650 employees and provides management services to other companies in addition to us; and an affiliate of RMR is a registered investment advisor which manages two mutual funds.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 5. Related Person Transactions (Continued)

Our Board of Trustees has given our Compensation Committee, which is comprised exclusively of our Independent Trustees, authority to act with respect to our management agreements with RMR. The charter of our Compensation Committee requires the Committee annually to review the terms of these agreements, evaluate RMR's performance under the agreements and renew, amend, terminate or allow to expire the management agreements.

The business management agreement provides for compensation to RMR at an annual rate equal to the sum of (a) 0.5% of the average book value of the assets owned by us or our subsidiaries as of October 12, 1999, and (b) 0.7% of the average historical cost of our other real estate investments, as described in the business management agreement, up to the first $250,000 of such investments, and 0.5% thereafter. In addition, RMR receives an incentive fee based upon increases in our FFO Per Share, as defined in the business management agreement. The incentive fee is paid in our common shares. In determining the average historical costs of our real estate investments for purposes of determining the management fees payable to RMR, the business management agreement also provides that the MOBs that we acquired from CWH pursuant to agreements that we entered with CWH in 2008 and 2010 are based on CWH's historical costs of those MOBs rather than the purchase prices we paid to CWH for those MOBs; and, the business management agreement was amended in 2008 and 2010 to set forth how the historical costs of those MOBs would be determined. The property management agreement provides for management fees on our MOB properties equal to 3.0% of gross rents and construction supervision fees on those properties equal to 5.0% of construction costs. The aggregate business management and property management fees for 2010, 2009 and 2008 were $19,519, including $192 as an incentive fee which we expect to be paid in our common shares in March 2011, $17,177 and $13,434, respectively.

RMR also provides internal audit services to us in return for our pro rata share of the total internal audit costs incurred by RMR for us and other companies managed by RMR and its affiliates, which amounts are subject to determination by our Compensation Committee. Our Audit Committee appoints our Director of Internal Audit. Our pro rata share of RMR's costs in providing this internal audit function was approximately $211,000, $220,000 and $213,000 for 2010, 2009 and 2008, respectively. These allocated costs are in addition to the business management fees we paid to RMR. We are generally responsible for all of our operating expenses, including certain expenses incurred by RMR on our behalf; however, we are not responsible for payment of RMR's employment, office or administration expenses incurred to provide management services to us, except for our pro rata share of the employment and related expenses of RMR employees who provide on-site property management services and of the staff employed by RMR who perform our internal audit function.

Both the business management agreement and the property management agreement automatically renew for successive one year terms unless we or RMR give notice of non-renewal before the end of an applicable term. We or RMR may terminate either agreement upon 60 days prior written notice. RMR may also terminate the property management agreement upon five business days notice if we undergo a change of control, as defined in the property management agreement. The current terms for these agreements expire on December 31, 2011, and they will automatically renew unless earlier terminated.

Under our business management agreement with RMR, we acknowledge that RMR manages other businesses, including CWH, Hospitality Properties Trust, or HPT, Government Properties Income Trust,

Note 5. Related Person Transactions (Continued)

or GOV, TravelCenters of America LLC, or TA, and Five Star, and will not be required to present us with opportunities to invest in properties that are primarily of a type that are within the investment focus of another business now or in the future managed by RMR. Under our business management agreement with RMR, RMR has also agreed not to provide business management services to any other REIT which is principally engaged in the business of owning senior apartments, congregate communities, assisted living facilities, nursing homes or MOBs, without the consent of a majority of our Independent Trustees. The business and property management agreements also include arbitration provisions for the resolution of disputes, claims and controversies.

Pursuant to our business management agreement, RMR may from time to time negotiate on our behalf with third party vendors and suppliers for the procurement of services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR provides management services for the purpose of obtaining favorable terms from such vendors and suppliers.

As part of our annual restricted share grants under our Share Award Plans, we typically grant restricted shares to certain employees of RMR, some of whom are our executive officers. In 2010, we granted a total of 66,850 restricted shares to such persons, which had an aggregate value of $1,625 based upon the closing price of our common shares on the New York Stock Exchange on the date of grant. One fifth of those restricted shares vested on the grant date and one fifth vests on each of the next four anniversaries of the grant date. These share grants to RMR employess are in addition to the fees we pay to RMR.

Five Star is our former subsidiary, Five Star is our largest tenant, and we are Five Star's largest shareholder. On December 31, 2001, we distributed substantially all of Five Star's then outstanding shares of common stock to our shareholders. At the time of this spin off, all of the persons serving as Five Star's directors were also our Trustees. In order to effect this spin off of Five Star and to govern relations after the spin off, Five Star entered into agreements with us and others, including RMR, CWH and HPT. Since then Five Star has entered into various leases with us and other agreements which include provisions that confirm and modify these undertakings. Among other matters, these agreements provide that:

- so long as we remain a REIT, Five Star may not waive the share ownership restrictions in its charter on the ability of any person or group to acquire more than 9.8% of any class of Five Star's equity shares without our consent;
- so long as Five Star is a tenant of ours, Five Star will not permit nor take any action that, in our reasonable judgment, might jeopardize our tax status as a REIT;
- we have the option to cancel all of Five Star's rights under the leases it has with us upon the acquisition by a person or group of more than 9.8% of Five Star's voting stock and upon other change in control events affecting Five Star, as defined in those documents including the adoption of any shareholder proposal (other than a precatory proposal) or the election to Five Star's board of directors of any individual if such proposal or individual was not approved, nominated or appointed, as the case may be, by vote of a majority of Five Star's directors in office immediately prior to the making of such proposal or the nomination or appointment of such individual;

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 5. Related Person Transactions (Continued)

- the resolution of disputes, claims and controversies arising from Five Star's leases with us may be referred to binding arbitration proceedings; and
- so long as Five Star is a tenant of ours or so long as Five Star has a business management agreement with RMR, Five Star will not acquire or finance any real estate of a type then owned or financed by us or any company managed by RMR without first giving us or such other company managed by RMR, as applicable, the opportunity to acquire or finance real estate investments of the type in which we or such other company invests.

As of February 23, 2011, we owned 3.2 million shares of common stock of Five Star, which represented approximately 9.0% of Five Star's outstanding shares common stock.

RMR provides management services to both us and Five Star; Mr. Barry Portnoy is one of our Managing Trustees and is a Managing Director of Five Star; all of our officers and certain officers of Five Star (specifically Five Star's President and Chief Executive Officer and its Chief Financial Officer and Treasurer) are officers of RMR. Accordingly, the lease transactions between us and Five Star described herein were approved by our Independent Trustees and Five Star's Independent Directors who are not trustees or directors of the other company.

As of December 31, 2010, we leased 186 senior living communities and two rehabilitation hospitals to Five Star. Under Five Star's leases with us, Five Star pays us rent based on minimum annual rent amounts plus percentage rent based on increases in gross revenues at certain properties. Five Star's total minimum annual rent payable to us under those leases as of December 31, 2010 was $186,787, excluding percentage rent based on increases in gross revenues at certain properties. The total rent we recognized from Five Star for the years ended December 31, 2010, 2009 and 2008 was $189,682, $178,909 and $158,572, respectively.

Since January 2010, we engaged in additional transactions with Five Star, including:

- Pursuant to the terms of our leases with Five Star, we purchased approximately $31,894 of improvements made to our properties leased by Five Star, and, as a result, the annual rent payable to us by Five Star increased by approximately $2,555 in aggregate for the affected leases.
- In August 2010, at Five Star's request, we sold four skilled nursing facilities in Nebraska with an aggregate 196 licensed beds that were leased to Five Star for an aggregate sales price of approximately $1,450, and Five Star's rent to us decreased by approximately $145 per year. We recognized a gain of approximately $109 on the sale of these properties.
- In November 2010, at Five Star's request, we agreed to sell three skilled nursing facilities in Georgia with an aggregate 329 licensed beds that are leased to Five Star for an aggregate sales price of approximately $18,000, and we expect Five Star's annual rent to us to decrease by approximately $1,800 if and after this sale closes. We expect the sale of these properties to occur during the second quarter of 2011. The sale of these properties is contingent upon the buyer's completion of diligence and other customary closing conditions. We can provide no assurance that the closing of our sale of these properties will be completed.
- In January 2011, at Five Star's request, we agreed to sell one assisted living community in Pennsylvania with 70 licensed units that is leased to Five Star for a sales price of approximately

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 5. Related Person Transactions (Continued)

$800, and we expect Five Star's annual rent to us to decrease by approximately $72 if and after this sale closes. We expect the sale of this property to occur during the first quarter of 2011. The sale of this property is contingent upon the buyer's completion of diligence and other customary closing conditions. We can provide no assurance that the closing of our sale of this property will be completed.

CWH was formerly our parent. We were spun off to CWH's shareholders in 1999. At the time of our spin off from CWH, we and CWH entered into a transaction agreement pursuant to which, among other things, we and CWH agreed that so long as CWH owns 10% or more of our common shares, we and CWH engage the same manager or we and CWH have any common managing trustees, (1) CWH will not make any investment in senior apartments, congregate communities, assisted living properties, nursing homes or other healthcare properties, but excluding medical office properties, medical clinics and clinical laboratory buildings, without the prior approval of a majority of our Independent Trustees, and (2) we will not make any investment in office buildings, warehouses or malls, including medical office properties and clinical laboratory buildings without the prior approval of a majority of CWH's Independent Trustees.

In May 2008, concurrently with our purchase of 47 MOBs from CWH for $562,000, we and CWH entered into an amendment to that transaction agreement to permit us, rather than CWH, to invest in MOBs. At the same time, CWH granted us a right of first refusal to purchase up to 45 additional identified properties that CWH owned and which were leased to tenants in medical related businesses in the event CWH determines to sell such properties including an indirect sale as a result of a change of control of CWH or subsidiaries which own those properties.

In November 2010, we entered into a series of agreements for our purchase from CWH of 27 properties which are majority leased as MOBs for an aggregate purchase price of approximately $470,000, excluding closing costs. These properties include approximately 2.8 million square feet and were subject to the right of first refusal referred to above. As of January 26, 2011, we had completed the purchase of all 27 of these properties. CWH continues to own 19 properties that remain subject to our right of first refusal. Our 2008 and 2010 purchase agreements with CWH include arbitration provisions for the resolution of disputes, claims and controversies.

Both we and CWH are managed by RMR; Barry Portnoy and Adam Portnoy are Managing Trustees of both us and CWH; Frederick N. Zeytoonjian is an Independent Trustee of both us and CWH; and all of our and CWH's officers are officers of RMR. Accordingly, the 2008 and 2010 purchase agreements between us and CWH described above were negotiated and approved by special committees of each company's board of trustees comprised solely of Independent Trustees who were not also Independent Trustees of the other company.

Our Independent Trustees also serve as directors or trustees of other public companies to which RMR provides management services. Mr. Barry Portnoy serves as a managing director or managing trustee of those companies, including Five Star, CWH, HPT, GOV and TA and Mr. Adam Portnoy serves as a managing trustee of some of those companies, including CWH, HPT and GOV, but he does not serve as a managing director of Five Star or TA. We understand that the other companies to which RMR provides management services also have relationships with each other, including business and property management agreements and lease arrangements. In addition, officers of RMR serve as officers of

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 5. Related Person Transactions (Continued)

those companies. We understand that further information regarding those relationships is provided in the applicable periodic reports and proxy statements filed by those other companies with the Securities and Exchange Commission, or SEC.

We, RMR, Five Star, CWH, HPT, GOV and TA each currently own 14.29% of AIC, an Indiana insurance company. All of our Trustees and nearly all of the trustees and directors of the other shareholders of AIC currently serve on the board of directors of AIC. RMR, in addition to being a shareholder, provides management and administrative services to AIC pursuant to a management and administrative services agreement with AIC. Our Governance Guidelines provide that any material transaction between us and AIC shall be reviewed, authorized and approved or ratified by both the affirmative vote of a majority of our entire Board of Trustees and the affirmative vote of a majority of our Independent Trustees. The shareholders agreement among us, the other shareholders of AIC and AIC includes arbitration provisions for the resolution of disputes, claims and controversies.

As of February 24, 2011, we have invested $5,209 in AIC since its formation in November 2008. We may invest additional amounts in AIC in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so. For 2010, 2009 and 2008, we recognized losses of $1, $134 and $0, respectively, related to our investment in AIC. In 2010, AIC designed a combination property insurance program for us and other AIC shareholders in which AIC participated as a reinsurer. Our total premiums paid under this program in 2010 were approximately $275,000. We are currently investigating the possibilities to expand our insurance relationships with AIC to include other types of insurance. By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing our insurance expenses or by realizing our pro-rata share of any profits of this insurance business.

Note 6. Indebtedness

Our principal debt obligations at December 31, 2010 were our $550,000 unsecured revolving credit facility under which $128,000 was outstanding on December 31, 2010, two public issues of unsecured senior notes totaling $422,880 and $639,435 of mortgages secured by 62 of our properties. We also have two properties encumbered by capital leases totaling $14,575 at December 31, 2010.

The interest payable for amounts drawn under our $550,000 revolving credit facility is LIBOR plus a spread. We can borrow, repay and reborrow until maturity, and no principal repayment is due until maturity. The interest rate payable on borrowings under this revolving credit facility was 1.1% and 1.0% at December 31, 2010 and 2009, respectively. In addition to interest, we pay certain fees to maintain this revolving credit facility and we amortize certain set up costs. Our revolving credit facility is available for acquisitions, working capital and general business purposes. As of December 31, 2010 and 2009, we had $128,000 and $60,000 outstanding under this revolving credit facility, respectively, and $422,000 and $490,000 available under this credit facility, respectively. Our revolving credit facility contains financial covenants and requires us to maintain financial ratios and a minimum net worth. We believe we were in compliance with these covenants during the periods presented. This revolving credit facility matures in December 2011. We are currently monitoring market conditions for comparable revolving credit facilities and expect to refinance our revolving credit facility prior to its maturity.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 6. Indebtedness (Continued)

In April 2010, we sold $200,000 of senior unsecured notes. The notes require interest at a fixed rate of 6.75% per annum and are due in 2020. Net proceeds from the sale of the notes, after underwriting discounts and before other expenses, were approximately $195,352. Interest on the notes is payable semi-annually in arrears. No principal payments are due until maturity. We used the net proceeds of this offering to repay $58,000 in borrowings under our revolving credit facility, to fund the redemption of all $97,500 of our outstanding 7.875% senior notes due 2015 and for general business purposes, including funding the acquisitions described in Note 3 above.

As described above, in April 2010 we called all of our outstanding 7.875% senior notes due 2015 for redemption on May 17, 2010. As a result of this redemption, we recorded a loss on early extinguishment of debt of $2,433 consisting of the debt prepayment premium of approximately $1,280 and the write off of unamortized deferred financing fees and debt discount of approximately $1,153.

In January 2011, we sold $250,000 of senior unsecured notes. The notes require interest at a fixed rate of 4.30% per annum and are due in 2016. Net proceeds from the sale of the notes, after underwriting discounts and before other expenses, were approximately $245,828. Interest on the notes is payable semi-annually in arrears. No principal payments are due until maturity. We used the net proceeds of this offering to repay $120,000 in borrowings under our revolving credit facility and for general business purposes, including funding the acquisitions described in Note 3 above.

In August 2009, we closed on a $512,934 mortgage financing with the Federal National Mortgage Association, or FNMA. This mortgage loan is secured by first liens on 28 senior living properties with 5,618 living units located in 16 states that we own and lease to Five Star. We used the proceeds from this mortgage financing to repay amounts outstanding under our revolving credit facility and to acquire 17 MOBs and one senior living property as described in Note 3 above.

At December 31, 2010 and 2009, our additional outstanding debt consisted of the following:

			December 31, 2010		December 31, 2009	
Unsecured Debt	**Coupon**	**Maturity**	**Face Amount**	**Unamortized Discount**	**Face Amount**	**Unamortized Discount**
Senior notes	8.625%	2012	$225,000	$ 128	$225,000	$256
Senior notes	6.750%	2020	200,000	1,992	—	—
Senior notes	7.875%	2015	—	—	97,500	84
Total unsecured debt			$425,000	$2,120	$322,500	$340

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 6. Indebtedness (Continued)

Secured and Other Debt	Balance as of December 31, 2010	Balance as of December 31, 2009	Interest Rate	Maturity	Number of Properties as Collateral	Initial Cost of Collateral	Net Book Value of Collateral 2010	Net Book Value of Collateral 2009
Mortgage	$ 2,419	$ —	6.73%	June 2012	1	$ 4,450	$ 3,780	$ —
Mortgages	31,832	32,919	6.97%	July 2012	16	70,114	63,300	65,065
Mortgage	4,307	4,384	6.50%	Jan 2013	1	7,560	7,450	7,421
Mortgages	11,169	11,457	6.11%	Dec 2013	4	17,034	15,225	15,555
Mortgage	14,471	14,760	6.91%	Dec 2013	2	36,359	34,347	34,993
Mortgages	48,565	49,387	6.54%	May 2017	8	62,500	59,067	60,619
Mortgage(1)	303,948	307,012	6.71%	Sept 2019	28	617,161	506,805	512,669
Mortgage(1)	202,449	204,639	6.39%	Sept 2019	—	—	—	—
Mortgage(2)	3,742	3,954	7.31%	Jan 2022	1	18,827	17,703	18,163
Mortgage(2)	1,833	1,933	7.85%	Jan 2022	—	—	—	—
Bonds	14,700	14,700	5.875%	Dec 2027	1	34,307	28,409	29,335
Capital leases	14,575	14,914	7.7%	Apr 2026	2	28,601	17,983	20,115
Total secured	$654,010	$660,059				$896,913	$754,069	$763,935

(1) These two mortgages were closed in August 2009 and are collateralized by 28 properties. A part of the loan requires interest at a fixed rate of 6.71% and a part of the loan requires interest at a variable rate which was partially protected by an interest rate hedge provided by the lender, FNMA, and was effectively at 6.39% on December 31, 2010.

(2) These two mortgages are collateralized by one MOB property acquired in July 2008.

We include amortization of capital lease assets in depreciation expense. Assets encumbered by capital leases had a net book value of $14,575 and $14,914 at December 31, 2010 and 2009, respectively.

Interest on our unsecured senior notes and our bonds is payable semi-annually in arrears; however, no principal repayments are due until maturity. Required monthly payments on our mortgages include principal and interest. We assumed the mortgages due in June 2012 and January 2013, May 2017 and January 2022 in connection with acquisitions in 2010 and 2008, respectively. Payments under our capital leases are due monthly.

Required principal payments on our outstanding debt as of December 31, 2010, are as follows:

2011	$137,141
2012	266,418
2013	36,768
2014	8,893
2015	9,539
Thereafter	748,251

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 7. Fair Value of Assets and Liabilities

The table below presents certain of our assets and liabilities measured at fair value at December 31, 2010 categorized by the level of inputs used in the valuation of each asset or liability.

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets held for sale[1]	$ 8,680	$ —	$ 8,680
Long-lived assets held and used[2]	7,335	—	7,335
Investments in available for sale securities[3]	29,249	29,249	—
Senior notes[4]	451,352	—	451,352

(1) Assets held for sale consist of four of our properties that we expect to sell that are reported at fair value. We used offers to purchase the properties made by third parties or comparable sales transactions (level 2 inputs) to determine fair value of these properties. We have recorded cumulative impairments of approximately $4,340 to one of these properties in order to reduce its book value to fair value. In addition, during 2010 we recorded an impairment of assets charge of $383 related to four properties that we sold in August 2010.

(2) Long-lived assets held and used consist of three of our properties. We used third party appraisals, broker information and comparable sales transactions (level 2 inputs) to determine fair value of these properties and recognized an impairment of assets charge of $5,582 to reduce their values to the amounts stated.

(3) Our investments in available for sale securities include our 250,000 common shares of CWH and 3,235,000 common shares of Five Star. The fair values of these shares are based on quoted prices at December 31, 2010 in active markets (level 1 inputs).

(4) We estimate the fair values of our senior notes using an average of the bid and ask price of our two issues of senior notes (level 2 inputs) on or about December 31, 2010. The fair value of these senior note obligations exceed their book values of $422,880 by $28,472 because these notes were trading at a premium to their face amounts.

In addition to the assets and liabilities described in the above table, our additional financial instruments include rents receivable, cash and cash equivalents, restricted cash, secured and unsecured debt and other liabilities. The fair values of these additional financial instruments approximate their carrying values at December 31, 2010 and 2009 based upon their liquidity, short term maturity, variable rate pricing or our estimate of fair value using discounted cash flow analyses and prevailing interest rates.

Note 8. Concentration of Credit Risk

The assets included in these financial statements are primarily income producing senior housing and healthcare related real estate located throughout the United States. The following is a summary of the

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 8. Concentration of Credit Risk (Continued)

assets leased and rents earned from our significant lessees as of and for the years ended December 31, 2010 and 2009:

	At December 31, 2010		At December 31, 2009	
	Investment(1)	% of Total	Investment(1)	% of Total
Five Star	$2,032,155	54%	$2,004,021	60%
Sunrise Senior Living, Inc.(2)	325,165	9%	325,165	10%
All others	1,404,392	37%	988,797	30%
	$3,761,712	100%	$3,317,983	100%

	Year Ended December 31, 2010		Year Ended December 31, 2009	
	Revenue	% of Total	Revenue	% of Total
Five Star	$ 189,682	56%	$ 178,909	60%
Sunrise Senior Living, Inc.(2)	33,480	10%	33,131	11%
All others	115,847	34%	84,737	29%
	$ 339,009	100%	$ 296,777	100%

(1) Represents real and personal property leased to our tenants at historical cost after impairment losses and before depreciation.

(2) Sunrise Senior Living, Inc.'s lease is guaranteed by Marriott International, Inc.

As discussed above, Five Star is our former subsidiary and both we and Five Star have management contracts with RMR. Five Star is the lessee of 54% of our investments, at cost, as of December 31, 2010. The following tables present summary financial information for Five Star for the years ended December 31, 2010, 2009 and 2008, as reported in its Annual Report on Form 10-K.

Summary Financial Information of Five Star Quality Care, Inc.

	For the Year Ended December 31,		
	2010	2009	2008
Operations			
Total revenues	$1,240,728	$1,171,694	$1,077,323
Operating income	25,768	10,236	17,326
Income (loss) from continuing operations	24,761	39,697	(2,615)
Net income (loss)	23,492	38,330	(4,496)

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 8. Concentration of Credit Risk (Continued)

	For the Year Ended December 31,		
	2010	2009	2008
Cash Flows			
Cash provided by operating activities	$ 108,749	$ 28,406	$ 44,770
Net cash (used in) provided by discontinued operations	(1,269)	(162)	21
Cash used in investing activities	(37,189)	(25,510)	(78,850)
Cash (used in) provided by financing activities	(54,538)	(13,855)	19,198
Change in cash and cash equivalents	15,753	(11,121)	(14,861)
Cash and cash equivalents at the beginning of the period	5,017	16,138	30,999
Cash and cash equivalents at the end of the period	20,770	5,017	16,138

	As of December 31,		
	2010	2009	2008
Financial Position			
Current assets	$ 123,397	$ 180,370	$ 114,261
Non-current assets	256,397	232,730	298,377
Total indebtedness	45,729	101,289	160,965
Current liabilities	130,222	178,204	129,139
Non-current liabilities	84,805	95,581	198,160
Total shareholders' equity	164,767	139,315	85,339

The summary financial information of Five Star is presented to comply with applicable accounting regulations of the SEC. References in these financial statements to the Annual Report on Form 10-K for Five Star are included as textual references only, and the information in Five Star's Annual Report is not incorporated by reference into these financial statements.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Segment Reporting

We have three operating segments, of which two are reportable operating segments. The two reportable operating segments are: (i) short term and long term residential care facilities that offer dining for residents and (ii) properties where medical related services are offered that do not provide where residential overnight stays or dining services, or MOBs. Properties in the short term and long term residential care facilities segment include independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals. Properties in the MOB segment include medical office, clinic and biotech laboratory buildings. The "All Other" category in the following table includes amounts related to corporate business activities and the operating results of certain properties that offer fitness, wellness and spa service to members.

	For the Year Ended December 31, 2010			
	Short and Long Term Residential Care Facilities	MOB	All Other	Consolidated
Rental income	$ 239,258	$ 84,048	$ 15,703	$ 339,009
Expenses:				
Depreciation expense	66,275	20,445	3,689	90,409
Property operating expenses	—	19,195	—	19,195
General and administrative	—	—	21,865	21,865
Acquisition related costs	48	3,562	—	3,610
Total expenses	66,323	43,202	25,554	135,079
Operating income (loss)	172,935	40,846	(9,851)	203,930
Interest and other income	—	—	1,162	1,162
Interest expense	(41,940)	(863)	(37,214)	(80,017)
Loss on early extinguishment of debt	—	—	(2,433)	(2,433)
Impairment of assets	(1,095)	(4,870)	—	(5,965)
Gain on sale of properties	109	—	—	109
Equity in (losses) of an investee	—	—	(1)	(1)
Income (loss) before income tax expense	130,009	35,113	(48,337)	116,785
Income tax expense	—	—	(300)	(300)
Net income (loss)	$ 130,009	$ 35,113	$ (48,637)	$ 116,485
Total assets	$1,905,938	$1,167,994	$318,724	$3,392,656

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Segment Reporting (Continued)

	For the Year Ended December 31, 2009			
	Short and Long Term Residential Care Facilities	MOB	All Other	Consolidated
Rental income	$ 227,926	$ 53,241	$ 15,610	$ 296,777
Expenses:				
Depreciation expense	61,225	13,669	3,689	78,583
Property operating expenses	—	14,273	—	14,273
General and administrative	—	—	19,899	19,899
Acquisition related costs	1,364	1,963	—	3,327
Total expenses	62,589	29,905	23,588	116,082
Operating income (loss)	165,337	23,336	(7,978)	180,695
Interest and other income	—	—	1,003	1,003
Interest expense	(22,160)	(743)	(33,501)	(56,404)
Impairment of assets	(3,784)	(11,746)	—	(15,530)
Gain on sale of properties	397	—	—	397
Equity in losses of an investee	—	—	(134)	(134)
Income (loss) before income tax expense	139,790	10,847	(40,610)	110,027
Income tax expense	—	—	(312)	(312)
Net income (loss)	$ 139,790	$ 10,847	$ (40,922)	$ 109,715
Total assets	$1,972,435	$738,093	$277,398	$2,987,926

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Segment Reporting (Continued)

	For the Year Ended December 31, 2008			
	Short and Long Term Residential Care Facilities	MOB	All Other	Consolidated
Rental income	$ 211,131	$ 12,272	$ 9,807	$ 233,210
Expenses:				
Depreciation expense	55,073	3,314	2,444	60,831
Property operating expenses	—	2,792	—	2,792
General and administrative	—	—	16,873	16,873
Total expenses	55,073	6,106	19,317	80,496
Operating income (loss)	156,058	6,166	(9,510)	152,714
Interest and other income	—	—	2,327	2,327
Interest expense	(5,958)	(346)	(33,850)	(40,154)
Impairment of assets	(6,932)	(1,447)	—	(8,379)
Gain on sale of properties	266	—	—	266
Income (loss) before income tax expense	143,434	4,373	(41,033)	106,774
Income tax expense	—	—	(263)	(263)
Net income (loss)	$ 143,434	$ 4,373	$ (41,296)	$ 106,511
Total assets	$1,891,932	$374,463	$230,479	$2,496,874

Note 10. Selected Quarterly Financial Data (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2010 and 2009:

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$80,704	$81,008	$81,164	$97,295
Net income	29,984	24,559	28,078	33,864
Per share data:				
Net income	$ 0.24	$ 0.19	$ 0.22	$ 0.26
Common distributions declared[1]	$ 0.36	$ 0.36	$ 0.37	$ 0.37

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 10. Selected Quarterly Financial Data (unaudited) (Continued)

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$68,585	$69,585	$72,365	$87,245
Net income	31,533	30,511	15,565	32,106
Per share data:				
Net income	$ 0.27	$ 0.25	$ 0.13	$ 0.25
Common distributions declared(1)	$ 0.35	$ 0.36	$ 0.36	$ 0.36

(1) Amounts represent distributions declared with respect to the periods shown. Distributions are generally paid in the quarterly period following the quarterly period to which they relate.

Note 11. Pro Forma Information (unaudited)

During 2010, we purchased 26 MOBs for approximately $433,955, sold four skilled nursing facilities for $1,450, recording a gain on sale of approximately $109 and, pursuant to the terms of our existing leases with Five Star, we purchased $31,894 of improvements made to our properties leased to Five Star. During 2010, we recognized an impairment of assets charge of $5,965 related to seven properties. In April 2010, we sold $200,000 unsecured senior notes due 2020 at a fixed rate of 6.75% per annum and incurred $2,907 of deferred financing fees related to this debt financing. In May 2010, we redeemed all $97,500 of our outstanding 7.875% senior notes due 2015 and recorded a loss on early extinguishment of debt of $2,433.

During 2009, we purchased 11 senior living facilities and 20 MOBs for approximately $116,815 and $383,585, respectively, sold two assisted living facilities and two MOBs for $1,850 and $3,190, respectively, recording a gain on sale of approximately $397 and, pursuant to the terms of our existing leases with Five Star, we purchased $36,701 of improvements made to our properties leased to Five Star. During 2009, we recognized an impairment of assets charge of $15,530 related to 11 properties. In August 2009, we closed on a $512,934 mortgage financing with FNMA, acquired $8,497 of personal property at the FNMA mortgaged properties, acquired 3.2 million shares of Five Star common stock, reduced the annual rent payable to us under Five Star Lease No. 2 by $2,000 per year for the term of that Lease and incurred $12,714 of deferred financing fees related to this mortgage financing.

The following table presents our pro forma results of operations as if all of these 2009 and 2010 activities were completed on January 1, 2009. This pro forma data is not necessarily indicative of what actual results of operations would have been for the periods presented, nor does it represent the results

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 11. Pro Forma Information (unaudited) (Continued)

of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in our debt or equity structure.

	For the Year Ended December 31,	
	2010	2009
Total revenues	$392,122	$388,508
Net income	$138,813	$115,916
Per common share data:		
Net income	$ 0.98	$ 0.82

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENIOR HOUSING PROPERTIES TRUST

By: /s/ DAVID J. HEGARTY

David J. Hegarty
President and Chief Operating Officer

Dated: February 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ DAVID J. HEGARTY David J. Hegarty	President and Chief Operating Officer	February 24, 2011
/s/ RICHARD A. DOYLE Richard A. Doyle	Treasurer and Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2011
/s/ JOHN L. HARRINGTON John L. Harrington	Independent Trustee	February 24, 2011
/s/ ADAM D. PORTNOY Adam D. Portnoy	Managing Trustee	February 24, 2011
/s/ BARRY M. PORTNOY Barry M. Portnoy	Managing Trustee	February 24, 2011
/s/ JEFFREY P. SOMERS Jeffrey P. Somers	Independent Trustee	February 24, 2011
/s/ FREDERICK N. ZEYTOONJIAN Frederick N. Zeytoonjian	Independent Trustee	February 24, 2011

SNH Performance Chart

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2005) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, NYSE Amex and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.



$200
$150
$100
$50
SNH
NAREIT
S&P 500
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

CORPORATE INFORMATION

EXECUTIVE OFFICES
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 796-8350
www.snhreit.com

OFFICERS
David J. Hegarty
President and Chief Operating Officer
Richard A. Doyle, Jr.
Treasurer and Chief Financial Officer
Jennifer B. Clark
Secretary

BOARD OF TRUSTEES

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

VICE PRESIDENT, INVESTOR RELATIONS
Timothy A. Bonang

MANAGER
Reit Management & Research LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on May 16, 2011 at 9:30 a.m. at Two Newton Place, 255 Washington Street, Suite 100, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2010 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to our Vice President, Investor Relations at our executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low prices of our common shares in 2009 and 2010 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2009	$18.45	$10.68
June 30, 2009	$18.37	$13.34
September 30, 2009	$22.13	$15.01
December 31, 2009	$22.80	$18.19
March 31, 2010	$22.57	$19.59
June 30, 2010	$23.36	$19.25
September 30, 2010	$24.57	$19.31
December 31, 2010	$25.28	$20.42

As of February 18, 2011, there were approximately 2,300 holders of record of our common shares and we estimate that as of such date there were approximately 71,000 beneficial owners of our common shares.

The closing price of our common shares as reported on the NYSE composite tape on February 18, 2011 was $22.99.

Senior Housing Properties Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 796-8350

www.snhreit.com